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Filed pursuant to Rule 424(b)(4)
File Number 333-113568

3,000,000 Shares of Common Stock

              We are offering 3,000,000 shares of our common stock. Our common stock is listed on The Nasdaq National Market and trades under the ticker symbol "RELL." On July 1, 2004, the last reported sale price of our common stock was $10.67 per share. In addition to the class of common stock offered by this prospectus, which has one vote per share and of which there were 11,089,211 shares outstanding as of July 1, 2004, we also had outstanding 3,168,922 shares of Class B common stock, substantially all of which are held by our Chief Executive Officer and Chairman of the Board, Edward J. Richardson. Our Class B common stock has ten votes per share and may generally vote on all matters submitted to a vote of the holders of our common stock.

              We also expect to offer to exchange any and all of our outstanding 7 1/4% Convertible Subordinated Debentures due 2006 and 8 1/4% Convertible Senior Subordinated Debentures due 2006 that are validly tendered and not withdrawn for an equal principal amount of new convertible senior subordinated notes, which we expect will mature in 2011. The exchange offer, if commenced, would be made by a separate prospectus and the related letter of transmittal. The exchange offer would not be contingent upon the closing of this offering. We expect to commence the exchange offer after the closing of this offering. See "The Exchange Offer."

Investing in our common stock involves risks.
See "Risk Factors" beginning on page 15.

	Per Share	Total
Public Offering Price	$10.250	$30,750,000
Underwriting Discounts and Commissions	$.538	$1,614,000
Proceeds to Richardson Electronics, Ltd.	$9.712	$29,136,000

              Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

              We have granted the underwriters a 30-day option to purchase up to 450,000 additional shares of common stock to cover over-allotments. The underwriters expect to deliver the shares of common stock to purchasers on or about July 8, 2004.

Jefferies & Company, Inc.
William Blair & Company
KeyBanc Capital Markets

The date of this Prospectus is July 1, 2004.

Selected End Applications For Our Products

RF and Wireless
Communications

Industrial
Power

Richardson Electronics

Engineered Solutions

Security
Systems

Display
Systems

The products pictured do not necessarily represent our products, but instead represent end applications for each of our strategic business units products.

              You should rely only on the information contained in this prospectus. We have not authorized anyone else to provide you with additional or different information. This prospectus is not an offer to sell or a solicitation of an offer to buy securities in any circumstances in which the offer or solicitation is unlawful. You should not interpret the delivery of this prospectus, or any sale of securities, as an indication that there has been no change in our affairs since the date of this prospectus. You should also be aware that information in this prospectus may change after this date.

              When we use the terms "we," "us," "our," or the "Company" in this prospectus, we mean Richardson Electronics, Ltd. and its subsidiaries, on a consolidated basis, unless we state or the context implies otherwise.

              References in this prospectus to our "common stock" mean our common stock, $.05 par value per share; references to our "Class B common stock" mean our Class B common stock, $.05 par value per share; references to the "notes" mean the new convertible senior subordinated notes, which we expect will mature in 2011, that we expect to offer in the exchange offer; references to the "8 1/4% debentures" mean our outstanding 8 1/4% Convertible Senior Subordinated Debentures due June 15, 2006; references to the "7 1/4% debentures" mean our outstanding 7 1/4% Convertible Subordinated Debentures due December 15, 2006; and references to our "outstanding debentures" mean the 7 1/4% debentures and the 8 1/4% debentures, collectively.

PROSPECTUS SUMMARY

              This summary highlights selected information from this prospectus and may not contain all of the information that is important to you. You should read carefully the entire prospectus, including the consolidated financial statements and related notes and other financial data, before making an investment decision.

Our Company

              We are a global provider of engineered solutions and a distributor of electronic components to the radio frequency, or RF, and wireless communications, industrial power conversion, security, and display systems markets. We are committed to a strategy of providing specialized technical expertise and value-added products, which we refer to as "engineered solutions," in response to our customers' needs. We estimate that sales involving engineered solutions are in the range of approximately 50% of our total sales, consisting of:

    •
    products which we manufacture or modify;

    •
    products which are manufactured to our specifications by independent manufacturers under our own private labels; and

    •
    value we add through design-in support, systems integration, prototype design and manufacturing, testing, and logistics for our customers' end products. We define design-in support to be component modifications or the identification of lower-cost product alternatives or complementary products.

              Our products include RF and microwave components, power semiconductors, electron tubes, microwave generators, data display monitors, and electronic security products and systems. These products are used to control, switch or amplify electrical power or signals, or as display, recording or alarm devices in a variety of industrial, communication, and security applications.

              Our broad array of technical services and products supports both our customers and vendors.

Our Strategic Business Units

              We serve our customers through four strategic business units, each of which is focused on different end markets with distinct product and application needs. Our four strategic business units are:

    •
    RF and Wireless Communications Group;

    •
    Industrial Power Group;

    •
    Security Systems Division; and

    •
    Display Systems Group.

              Each strategic business unit has dedicated marketing, sales, product management and purchasing functions to better serve its targeted markets. The strategic business units operate globally, serving North America, Europe, Asia/Pacific, and Latin America.

RF and Wireless Communications Group

              Our RF and Wireless Communications Group serves the expanding global RF and wireless communications market, including infrastructure and wireless networks, as well as the fiber optics market. Our team of RF and wireless engineers assists customers in designing circuits, selecting cost effective components, planning reliable and timely supply, prototype testing, and assembly. The group offers our customers and vendors complete engineering and technical support from the design-in of RF and wireless components to the development of engineered solutions for their system requirements.

              We expect continued growth in wireless applications as the demand for all types of wireless communication increases worldwide. We believe wireless networking and infrastructure products for a number of niche applications will require engineered solutions using the latest RF technology and electronic components, including:

    •
    automotive telematics, which is the use of computers and telecommunications to provide wireless voice and data applications in motor vehicles;

    •
    RF identification, which is an electronic data collection and identification technology for a wide range of products to transfer data between a movable item and a reader to identify, track, or locate items; and

    •
    wireless local area networks.

              In addition to voice communication, we believe the rising demand for high-speed data transmission will result in major investments in both system upgrades and new systems to handle broader bandwidth.

Industrial Power Group

              Our Industrial Power Group provides engineered solutions for customers in the steel, automotive, textile, plastics, semiconductor manufacturing, and transportation industries. Our team of engineers designs solutions for applications such as motor speed controls, industrial heating, laser technology, semiconductor manufacturing equipment, radar, and welding. We build on our expertise in power conversion technology to provide engineered solutions to fit our customers' specifications using what we believe are the most competitive components from industry-leading vendors.

              This group serves the industrial market's need for both vacuum tube and solid-state technologies. We provide replacement products for systems using electron tubes as well as design and assembly services for new systems employing power semiconductors. As electronic systems increase in functionality and become more complex, we believe the need for intelligent, efficient power management will continue to increase and drive power conversion demand growth.

Security Systems Division

              Our Security Systems Division is a global provider of closed circuit television, fire, burglary, access control, sound, and communication products and accessories for the residential, commercial, and government markets. We specialize in closed circuit television design-in support, offering extensive expertise with applications requiring digital technology. Our products are primarily used for security and access control purposes but are also utilized in industrial applications, mobile video, and traffic management.

              The security systems industry is rapidly transitioning from analog to digital imaging technology. We are positioned to take advantage of this transition through our array of innovative products and solutions marketed under our National Electronics™, Capture™, AudioTrak™, and Elite National Electronics™ brands, including advanced equipment such as digital video recorders, Internet-based amplifiers, covert cameras, speed dome cameras, and telephone-control-based closed circuit television systems. We expect to gain additional market share by marketing ourselves as a value-added service provider and partnering with our other strategic business units to develop customized solutions as the transition to digital technology continues in the security industry.

Display Systems Group

              Our Display Systems Group is a global provider of integrated display products and systems to the public information, financial, point-of-sale, and medical imaging markets. The group works with leading hardware vendors to offer the highest quality liquid crystal display, plasma, cathode ray tube, and customized display monitors. Our engineers design custom display solutions that include touch screens, protective panels, custom enclosures, specialized finishes, application specific software, and privately branded products.

              The medical imaging market is transitioning from film-based technology to digital technology. Our medical imaging hardware partnership program allows us to deliver integrated hardware and software solutions for this growing market by combining our hardware expertise in medical imaging engineered solutions with our software partners' expertise in picture archiving and communications systems. Through such collaborative arrangements, we are able to provide integrated workstation systems to the end user.

Business Strategies

              We are pursuing a number of strategies designed to enhance our business and, in particular, to increase sales of engineered solutions. Our strategies are to:

              Capitalize on Engineering and Manufacturing Expertise.    We believe that our success is largely attributable to our core engineering and manufacturing competency and skill in identifying cost-competitive solutions for our customers, and we believe that these factors will be significant to our future success. Historically, our primary business was the distribution and manufacture of electron tubes and we continue to be a major supplier of these products. This business enabled us to develop manufacturing and design engineering capabilities. Today, we use this expertise to identify engineered solutions for customers' applications—not only in electron tube technology but also in new and growing end markets and product applications. We work closely with our customers' engineering departments which allows us to identify engineered solutions for a broad range of applications. We believe our customers use our engineering and manufacturing expertise as well as our in depth knowledge of the components best suited to deliver a solution that meets their performance needs cost-effectively.

              Target Selected Niche Markets.    We focus on selected niche markets that demand a high level of specialized technical service, where price is not the primary competitive factor. These niche markets include wireless infrastructure, high power/high frequency power conversion, custom display and digital imaging. In most cases, we do not compete against pure commodity distributors. We often function as an extension of our customers' and vendors' engineering teams. Frequently, our customers use our design and engineering expertise to provide a product solution that is not readily available from a traditional distributor. By utilizing our expertise, our customers and vendors can focus their engineering resources on more critical core design and development issues.

              Focus on Growth Markets.    We are focused on markets we believe have high growth potential and which can benefit from our engineering and manufacturing expertise and from our strong vendor relationships. These markets are characterized by substantial end-market growth and rapid technological change. For example, the continuing demand for wireless communications is driving wireless application growth. Power conversion demand continues to grow due to increasing system complexity and the need for intelligent, efficient power management. We also see growth opportunities as security systems transition from analog to digital video recording and medical display systems transition from film to digital imaging.

              Leverage Our Existing Customer Base.    An important part of our growth is derived from offering new products to our existing customer base. We support the migration of our Industrial Power Group customers from electron tubes to newer solid-state technologies. Sales of products other than electron tubes represented approximately 83% of our sales in fiscal 2003 compared to 71% in fiscal 1999. In addition, our salespeople increase sales by selling products from all strategic business units to customers who currently may only purchase from one strategic business unit and by selling engineered solutions to customers who currently may only purchase standard components.

Growth and Profitability Strategies

              Our long-range growth plan is centered around three distinct strategies by which we are seeking to maximize our overall profitability:

              Focus on Internal Growth.    We believe that, in most circumstances, internal growth provides the best means of expanding our business, both on a geographic and product line basis. The recent economic downturn increased the trend to outsourcing engineering as companies focused on their own core competencies, which we believe contributed to the increased demand for our engineered solutions. As technologies change, we plan to continue to capitalize on our customers' need for design engineering. We serve over 100,000 active customers worldwide. We consider active customers to be those customers to whom we have made a sale in the past seven years. We estimate seven years to be the lifecycle for several of our tube-based product lines. In fiscal 2004, we made sales to approximately 37,000 customers. We have developed internal systems to capture forecasted product demand by potential design opportunity. This allows us to anticipate our customers' future requirements and identify new product opportunities. In addition, we share these future requirements with our manufacturing suppliers to help them predict near and long-term demand, technology trends and product life cycles.

              Expansion of our product offerings is an ongoing program. In particular, the following areas have generated significant sales increases in recent years: RF amplifiers; interconnect and passive devices; silicon controlled rectifiers; custom and medical monitors; and digital closed circuit television security systems.

              Reduce Operating Costs Through Continuous Operational Improvements.    We constantly strive to reduce costs in our business through initiatives designed to improve our business processes. Recently, we have embarked on a vigorous program in an effort to improve operating efficiencies and asset utilization, with an emphasis on inventory control. Our incentive programs were revised in fiscal 2004 to heighten our managers' commitment to these objectives. Our strategic business units' goals are now based on return on assets. Additional programs are ongoing, including a significant investment in enterprise resource planning software scheduled for implementation during this calendar year.

              Grow Through Acquisitions.    We have an established record of acquiring and integrating businesses. Since 1980, we have acquired 34 companies or significant product lines and continue to evaluate acquisition opportunities on an ongoing basis. We seek acquisitions that provide product line growth opportunities by permitting us to leverage our existing customer base, expand the geographic coverage for our existing product offerings, or add incremental engineering resources/expertise. Our most significant acquisitions over the past five years include:

    •
    TRL Engineering (amplifier pallet design and engineering—now part of our RF and Wireless Communications Group) in 1999;

    •
    Pixelink (display systems integration—now part of our Display Systems Group) in 1999;

    •
    Adler Video (security systems—now part of our Security Systems Division) in 1999;

    •
    Celti (fiber optic communication—now part of our RF and Wireless Communications Group) in 2001;

    •
    Aviv (design-in services for active and passive components—now part of our RF and Wireless Communications Group) in 2001; and

    •
    Sangus (RF and microwave applications—now part of our RF and Wireless Communications Group) in 2002.

Earnings Guidance

              Our bookings (which we define to mean purchase orders which we have received from, or which have been communicated by, a customer) and backlog (which we define to mean bookings remaining and scheduled to be shipped within the next fiscal quarterly period) continued to strengthen throughout fiscal 2004, primarily associated with wireless growth and broad based increases in industrial demand for power products. At the end of the fourth quarter of fiscal 2004, backlog scheduled for shipment within the next three months has increased for four consecutive quarters and bookings have increased for five consecutive quarters. Based on an assumed continuation of these trends and sales of new products, we currently anticipate growth in revenue and earnings for fiscal 2005. We currently estimate that revenues will range from $580 million to $620 million. We expect gross margin to be in the range of 24.7% to 25.3% with operating expenses between 20.5% and 21.0% of sales. We estimate that net income will be between $8.9 million and $10.3 million and that earnings per diluted share will be between $0.60 to $0.70, excluding the effect of the issuance of shares we are offering by this prospectus and the potential exchange offer.

              In developing these estimates, we gave some weight to the amounts of recent percentage increases in backlog and bookings, which exceeded the anticipated growth rates in revenues and earnings per diluted share for fiscal 2005. Bookings in the fourth quarter of fiscal 2004 increased approximately 35% from the fourth quarter of fiscal 2003. Backlog at the end of the fourth quarter of fiscal 2004 increased approximately 55% compared to the prior year period end. However, due largely to the early stage of the possible economic recovery, and the fact that backlog has historically represented less than one-third of revenues in any fiscal quarter, we do not believe that the actual percentage increases in bookings and backlog are likely to result in comparable increases in annual revenues. Instead, we view the increases in bookings and backlog as providing an indication there is a reasonable possibility that the revenues will approximate their average historical seasonal pattern, based on the period from fiscal 1993 through 2003. We experience moderate seasonality in our business and typically realize lower sequential revenues in our first and third fiscal quarters, reflecting decreased transaction volume in the summer and holiday months. Conversely, we typically realize higher sequential revenues in the second and fourth fiscal quarters due to the absence of holidays and vacations. On an average sequential quarter basis during the period from fiscal 1993 through 2003, our first quarter revenues decreased approximately 5%, our second quarter revenues increased approximately 10%, our third quarter revenues decreased approximately 3% and our fourth quarter revenues increased approximately 9%. In fiscal 2004, the sequential fourth quarter sales increase is estimated to be approximately 14%. In any event, our estimates are subject to risks and uncertainties that could cause actual results to differ materially from those estimates, as described in "Risk Factors" and "Forward-Looking Statements."

Recent Developments

Results for Fiscal Fourth Quarter and Fiscal Year

              On June 21, 2004, we announced our results for our fiscal fourth quarter and our fiscal year ended May 29, 2004. The information set forth below with respect to our fiscal fourth quarter and fiscal year ended May 29, 2004 is based on unaudited financial information and may be subject to change upon completion of our annual audit. We have no reason to believe that final audited financial results at or for the year ended May 29, 2004 will differ materially from the information set forth below.

              Fourth Quarter Fiscal 2004 Results.    Sales in the fourth quarter of fiscal 2004 were a record $145.4 million, an increase of 22.2% from the prior year's fourth quarter and marked the eighth consecutive quarter of year over year growth. Net income was $2.4 million, or $0.17 per share, compared to a net loss of $11.3 million, or $0.82 per share, in the fourth quarter of fiscal 2003. The prior year's fourth quarter loss included after-tax charges of $11.9 million principally related to inventory write-downs, restructuring charges and incremental tax provisions.

              Sales in all strategic business units grew in the quarter over the prior year led by RF and Wireless Communications sales growth of 30.4% to $67.9 million with strong growth in passive, interconnect, network access, and infrastructure sales, particularly in Asia/Pacific. Industrial Power Group sales grew 29.3% to $31.5 million led by increased power component demand. Sales for the Security Systems Division reached $25.4 million in the quarter, up 13.1% from the prior year's fourth quarter with strong growth in the United States. Display Systems Group sales increased 3.7% to $18.7 million with particular strength in specialty display sales.

              Asia/Pacific led all geographic areas for us with 53.6% sales growth in the quarter to $32.9 million with exceptional wireless infrastructure growth. North America sales grew 19.6% to $76.1 million led by increased passive and interconnect demand. Sales in Europe reached $30.7 million in the quarter, up 11.0% from the prior year, with across the board growth as all strategic business units increased sales. Latin America sales declined 9.5% to $5.0 million mostly due to the completion of a large broadcast project in the prior year.

              Fiscal 2004 Results.    For the full fiscal year, sales reached a record $520.1 million, an increase of 12.0% from fiscal 2003. Net income was $6.0 million, or $0.42 per share, compared to a net loss of $28.0 million, or $2.03 per share, in fiscal 2003. The prior year's loss included the charges noted above for the fourth quarter and a cumulative effect of an accounting change of $17.9 million, net of tax.

              Sales for all strategic business units reached record levels for the year led by RF & Wireless Communications with sales of $231.4 million, an increase of 13.2% from fiscal 2003 as passive, interconnect and network access sales experienced strong growth. Industrial Power Group sales grew 18.0% to $112.7 million led by increased power component demand. Sales for the Security Systems Division exceeded $100 million for the first time, up 10.7% from fiscal 2003 to $102.0 million with strong growth in Canada and renewed growth in the United States, principally due to an increase in digital video recorder sales. Display Systems Group sales reached $66.5 million in fiscal 2004, an increase of 3.5% over the prior year, with strength in the specialty display and medical monitor businesses.

              Geographically, our sales in Asia/Pacific and Europe reached record levels for fiscal 2004. Asia/Pacific sales grew 33.2% over fiscal 2003 to $104.1 million led by strong wireless infrastructure and network access sales growth. Sales in Europe reached $116.8 million, an increase of 13.3% from the prior year, with increased network access and industrial power demand. North America sales grew to $275.6 million, up 6.2% from fiscal 2003, led by security systems sales growth. Sales in Latin America declined 2.2% to $20.1 million as decreased broadcast demand was partially offset by increased industrial power demand.

Consolidated Condensed Statements of Operations

Twelve Months Ended May 29, 2004

(In thousands, except per share amounts, unaudited)

	Three Months				Twelve Months
	FY 2003		FY 2004		FY 2003		FY 2004
Net sales		$118,935		$145,374		$464,517		$520,069
Cost of products sold		104,114		109,015		365,427		392,117

Gross margin		14,821		36,359		99,090		127,952
Selling, general and administrative expenses		26,594		30,104		100,749		108,545

Operating income (loss)		(11,773)		6,255		(1,659)		19,407
Other expenses, net		3,336		2,903		11,484		10,837

Income (loss) before income tax and cumulative effect of accounting change		(15,109)		3,352		(13,143)		8,570
Income tax provision (benefit)		(3,838)		916		(3,012)		2,537

Income (loss) before cumulative effect of accounting change		(11,271)		2,436		(10,131)		6,033
Cumulative effect of accounting change, net of tax(1)		—		—		(17,862)		—

Net income (loss)		$(11,271)		$2,436		$(27,993)		$6,033

Income (loss) per share—basic:
Income (loss) per share before cumulative effect of accounting change		$(.82)		$.17		$(.73)		$.43
Cumulative effect of accounting change, net of tax		—		—		(1.30)		—

Net income (loss) per share		$(.82)		$.17		$(2.03)		$.43

Average shares outstanding		13,860		14,153		13,809		14,040

Income (loss) per share—diluted:
Income (loss) per share before cumulative effect of accounting change		$(.82)		$.17		$(.73)		$.42
Cumulative effect of accounting change, net of tax		—		—		(1.30)		—

Net income (loss) per share		$(.82)		$.17		$(2.03)		$.42

Average shares outstanding		13,860		14,553		13,809		14,418

Dividends per common share	$	..04	$	..04	$	..16	$	..16

(1)
Effective June 1, 2002, the Company adopted SFAS 142, "Goodwill and Other Intangible Assets" and as a result recorded a cumulative effect adjustment of $17,862, net of tax of $3,725 to write-off impaired goodwill.

Sales and Gross Margin

Fourth Quarter Fiscal 2004

(In thousands, unaudited)

By Business Unit:

	Sales			Gross Margin
	FY 2003	FY 2004	% Change	FY 2003	GM% of Sales	FY 2004	GM% of Sales
Fourth Quarter
RF and Wireless Communications	$52,050	$67,896	30.4%	$11,608	22.3%	$15,150	22.3%
Industrial Power Group	24,359	31,505	29.3%	7,287	29.9%	9,964	31.6%
Security Systems Division	22,489	25,438	13.1%	5,633	25.0%	6,626	26.0%
Display Systems Group	18,022	18,696	3.7%	4,241	23.5%	4,973	26.6%
Other	2,015	1,839		(13,948)		(354)

Total	$118,935	$145,374	22.2%	$14,821	12.5%	$36,359	25.0%

Fiscal Year
RF and Wireless Communications	$204,427	$231,389	13.2%	$45,687	22.3%	$52,340	22.6%
Industrial Power Group	95,508	112,737	18.0%	29,523	30.9%	34,694	30.8%
Security Systems Division	92,090	101,979	10.7%	22,939	24.9%	26,045	25.5%
Display Systems Group	64,191	66,452	3.5%	16,218	25.3%	17,105	25.7%
Other	8,301	7,512		(15,277)		(2,232)

Total	$464,517	$520,069	12.0%	$99,090	21.3%	$127,952	24.6%

By Geographic Area:

	Sales			Gross Margin
	FY 2003	FY 2004	% Change	FY 2003	GM% of Sales	FY 2004	GM% of Sales
Fourth Quarter
North America	$63,599	$76,066	19.6%	$16,633	26.2%	$19,562	25.7%
Europe	27,676	30,715	11.0%	7,679	27.7%	8,804	28.7%
Asia/Pacific	21,456	32,948	53.6%	4,695	21.9%	7,077	21.5%
Latin America	5,490	4,968	-9.5%	1,220	22.2%	1,324	26.7%
Corporate	714	677		(15,406)		(408)

Total	$118,935	$145,374	22.2%	$14,821	12.5%	$36,359	25.0%

Fiscal Year
North America	$259,640	$275,622	6.2%	67,863	26.1%	$71,894	26.1%
Europe	103,129	116,820	13.3%	28,387	27.5%	33,709	28.9%
Asia/Pacific	78,146	104,068	33.2%	17,895	22.9%	23,304	22.4%
Latin America	20,523	20,074	-2.2%	5,274	25.7%	4,869	24.3%
Corporate	3,079	3,485		(20,329)		(5,824)

Total	$464,517	$520,069	12.0%	$99,090	21.3%	$127,952	24.6%

NOTE:	Fiscal 2003 data has been reclassified to conform with the fiscal 2004 presentation. The modifications include:
• reclassifying broadcast tubes from RF and Wireless Communications Group to Industrial Power Group; and
• reclassifying direct export and a portion of Corporate to the identified geographic areas based on ship to location.
Europe includes sales and gross margins to Middle East and Africa.
Corporate consists of freight and other non-area specific sales and gross margins.

Consolidated Condensed Balance Sheets

(In thousands)

	May 31, 2003	May 29, 2004
		(unaudited)
ASSETS
Current assets:
Cash and equivalents	$16,874	$16,927
Accounts receivable, net	85,355	106,130
Inventories	95,896	92,297
Other	26,320	19,739

Total current assets	224,445	235,093
Property, plant and equipment, net	31,088	30,589
Goodwill and intangible assets	6,129	6,726
Other assets	3,269	13,309

Total assets	$264,931	$285,717

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$23,660	$33,473
Other accrued liabilities	16,880	18,663
Current portion of long-term debt	46	4,027

Total current liabilities	40,586	56,163
Long-term debt	138,396	133,813
Other liabilities	10,318	11,631

Total liabilities	189,300	201,607
Stockholders' equity	75,631	84,110

Total liabilities and equity	$264,931	$285,717

NOTE:	May 31, 2003 data has been reclassified to conform with the May 29, 2004 presentation.

Identification of Material Weaknesses in Internal Control over Financial Reporting

              In connection with the audit of our financial statements for the fiscal year ended May 29, 2004, KPMG LLP, our independent auditors, which we refer to as "KPMG," discussed with the Audit Committee a number of issues that may constitute material weaknesses in our internal control over financial reporting. Although these issues were identified by KPMG as material weaknesses in the meeting with the Audit Committee, it has informed us that its presentation did not constitute a formal or definitive notice to us that material weaknesses exist. KPMG has indicated that it is still in the process of completing its annual audit, but given the information it currently possesses, KPMG expects to deliver a letter to us at the conclusion of its audit reporting the existence of six material weaknesses in internal control. We expect that the audit will be concluded in July 2004.

              Ernst & Young LLP, which we refer to as "E&Y," audited our financial statements for our 2001, 2002 and 2003 fiscal years. We dismissed E&Y and appointed KPMG as our independent auditors in August 2003, as described under "Experts" beginning on page 86. KPMG has not completed an audit of, or issued an audit report with respect to, any of the financial statements included in this prospectus.

              KPMG has indicated to both the Audit Committee and management that none of the identified material weaknesses has resulted in material inaccuracies in our financial results for the fiscal year ended May 29, 2004. In addition, although KPMG does not perform an audit on a quarterly basis, based on reviews of prior quarters and results of audit procedures to date, KPMG has advised us that nothing came to its attention that leads it to conclude that any of our quarterly results in fiscal 2004 were incorrect in any material respect. Further, we have determined, based on our own investigation, and without reliance on KPMG, that the identified material weaknesses in our internal control over financial reporting have not had, individually or in the aggregate, a material effect on the accuracy of our financial statements. We believe that the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) were and continue to be effective in timely alerting us to material financial information required to be included in our periodic filings.

              KPMG and management did not have an opportunity to discuss these issues in detail or to reach agreement as to KPMG's conclusions prior to the presentation to our Audit Committee. We are actively engaged in discussions with KPMG regarding the material weaknesses, and we will work with KPMG to rectify them as soon as practicable. The identified material weaknesses are:

    •
    inadequate controls restricting access to computer systems and data, and improper functioning of controls which are designed to ensure the integrity of changes to applications;

    •
    inadequate reconciliation process for the migration of financial information from local systems of foreign subsidiaries to the PeopleSoft system at headquarters;

    •
    lack of consistent inventory reconciliations between our current system (Robinet) and PeopleSoft and lack of effective resolution of reconciling items;

    •
    lack of consistent accounts receivable reconciliations;

    •
    lack of formal monthly reconciliation between billings and shipments in order to verify accurate and complete sales reporting, as well as potentially inadequate segregation of duties between employees who perform these tasks; and

    •
    undocumented year end closing and reporting procedures for consolidating foreign subsidiaries, and the need for each foreign subsidiary to properly document all adjusting entries to its books.

              Upon completion of the annual audit KPMG may identify additional issues which, either individually or in the aggregate, constitute a material weakness. We are committed to maintaining effective internal control over financial reporting and will take steps to address promptly any material weaknesses that are identified. Over the last two years, we instituted additional processes and procedures to improve our internal control over financial reporting.

              For example, in fiscal 2003, we initiated an internal control risk assessment program. From the risk assessment, an internal audit plan is developed annually and presented to and approved by the Audit Committee. Internal audits are performed in accordance with the audit plan. Management action plans are documented to monitor corrective action in specific areas and are reviewed with the Audit Committee on a quarterly basis.

              In addition, we are currently in the application development stage of implementing enterprise resource management software (PeopleSoft). We anticipate that it will be fully implemented for our purchasing, inventory and planning functions and financial applications by the second quarter of fiscal 2005, at which time the reconciliation issues between our former system (Robinet) and the PeopleSoft system, which relate to our inventories and accounts receivable, are expected to be remedied. This is also expected to remedy any inconsistencies that may exist between PeopleSoft and the local systems of our foreign subsidiaries.

              During the course of fiscal 2004, we implemented additional access restrictions by establishing a finite group of employees who have access to our computer systems and data. Each of these employees has limited access for certain specified purposes and each must use a designated password when accessing the system, which allows us to track and identify who accessed the system and what changes were made. As a result of KPMG's conclusions, we are increasing our focus on access restrictions with a view to formalizing our policies and improving our documentation.

              Further, we are evaluating our policies and procedures that relate to the material weaknesses identified by KPMG, and will implement any additional measures necessary to rectify any deficiencies in our internal controls as soon as practicable. We also intend to continue to conduct monthly financial reviews in an attempt to identify any discrepancies that may arise as a result of a failure of an internal control.

              See "Risk Factors—If we do not maintain effective internal control over financial reporting, we could be unable to provide timely and reliable financial information."

              Our principal executive offices are located at 40W267 Keslinger Road, P.O. Box 393, LaFox, Illinois 60147-0393, and our telephone number is (630) 208-2200. Our website address is www.rell.com. Information contained on our website does not constitute part of this prospectus.

The Offering

Common stock offered by us	3,000,000 shares
Over-allotment option offered by us	450,000 shares
Common stock outstanding before offering	11,089,211 shares of common stock and 3,168,922 shares of Class B common stock
Common stock outstanding after offering	14,089,211 shares of common stock and 3,168,922 shares of Class B common stock
Use of proceeds	At the public offering price of $10.25 per share, we estimate that the net proceeds of this offering will be approximately $28.6 million ($32.9 million if the underwriters exercise their over-allotment option in full). We intend to use the net proceeds from the sale of our common stock in this offering to repay borrowings under our credit agreement. Subsequently, in the event debentures remain outstanding after completion of the exchange offer, we intend to reborrow an amount not in excess of the net proceeds to redeem those debentures to the extent of such proceeds.
Dividend policy	We have paid quarterly dividends of $.04 per share of common stock and $.036 per share of Class B common stock since September 1988. All future payments of dividends are at the discretion of our board of directors and will depend on our earnings, capital requirements, operating conditions, and such other factors that the board of directors may deem relevant. See "Dividend Policy."
Risk factors	You should carefully consider all of the information set forth in this prospectus and, in particular, you should evaluate the specific factors set forth under "Risk Factors" in deciding whether to invest in our common stock.
Nasdaq National Market symbol	RELL

              The number of shares of common stock outstanding is based on the number of shares outstanding as of July 1, 2004, which excludes:

    •
    2,494,000 shares reserved for issuance under our existing stock incentive plans, including 1,548,000 shares issuable upon exercise of options outstanding as of that date at a weighted average exercise price of $9.52 per share;

    •
    57,000 shares reserved for issuance under our employee stock purchase plan; and

    •
    3,681,000 shares reserved for issuance upon conversion of the 7 1/4% debentures, which have a conversion price of $21.14 per share, and the 8 1/4% debentures, which have a conversion price of $18.00 per share.

              Except as otherwise noted in this prospectus, we have assumed that the underwriters will not exercise their over-allotment option.

The Exchange Offer

              We also expect to offer to exchange any and all of our outstanding debentures that are validly tendered and not withdrawn for an equal principal amount of notes. The exchange offer, if commenced, would be made by a separate prospectus and the related letter of transmittal. The exchange offer would not be contingent upon the closing of this offering. We expect to commence the exchange offer after the closing of this offering. See "The Exchange Offer."

Summary Selected Consolidated Financial Information

              The following table contains summary selected consolidated financial data as of and for the fiscal years ended May 31, 2001, 2002 and 2003 and as of and for the nine months ended February 28, 2003 and 2004. The summary selected consolidated financial data as of May 31, 2002 and 2003, and for the fiscal years ended May 31, 2001, 2002 and 2003, are derived from our audited financial statements contained elsewhere in this prospectus. The summary selected consolidated financial data as of and for the nine months ended February 28, 2003 and 2004 are derived from our unaudited financial statements contained elsewhere in this prospectus and, in our opinion, reflect all adjustments, which are normal recurring adjustments, necessary for a fair presentation. Our results of operations for the nine months ended February 28, 2004 may not be indicative of the results that may be expected for the full year. The summary selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and notes to those consolidated financial statements contained elsewhere in this prospectus. Historical results are not necessarily indicative of results to be expected in the future.

	Fiscal Year Ended May 31(1)			Nine Months Ended
	2001	2002(2)	2003(3)	February 28, 2003	February 28, 2004
	(In thousands, except per share amounts)			(Unaudited)
Statement of Operations Data:
Net sales	$502,369	$443,492	$464,517	$345,582	$374,695
Cost of products sold	370,819	349,326	365,427	261,313	283,102

Gross margin	131,550	94,166	99,090	84,269	91,593
Selling, general and administrative expenses	94,444	99,070	100,749	74,155	78,441
Other expense, net	10,716	12,894	11,484	8,147	7,934

Income (loss) before income taxes	26,390	(17,798)	(13,143)	1,967	5,218
Income tax provision (benefit)	8,656	(6,339)	(3,012)	825	1,621

Income (loss) before cumulative effect of accounting change	17,734	(11,459)	(10,131)	1,142	3,597
Cumulative effect of accounting change, net of tax(4)	–	–	17,862	17,862	—

Net income (loss)	$17,734	$(11,459)	$(27,993)	$(16,720)	$3,597

Income (loss) per share—basic:
Before cumulative effect of accounting change	$1.33	$(.84)	$(.73)	$.08	$.26
Cumulative effect of accounting change, net of taxes	–	–	(1.30)	(1.30)	—

Net income (loss) per share	$1.33	$(.84)	$(2.03)	$(1.22)	$.26

Income (loss) per share—diluted:
Before cumulative effect of accounting change	$1.21	$(.84)	$(.73)	$.08	$.25
Cumulative effect of accounting change, net of taxes	–	–	(1.30)	(1.28)	—

Net income (loss) per share	$1.21	$(.84)	$(2.03)	$(1.20)	$.25

Dividends per common share(5)	$.16	$.16	$.16	$.12	$.12
Weighted-average number of common shares outstanding:(6)
Basic	13,333	13,617	13,809	13,742	14,002
Diluted	17,568	13,617	13,809	13,989	14,374
Other Data:
Interest expense	$11,146	$12,386	$10,352	$7,757	$7,682
Investment income	575	352	124	123	189
Depreciation & amortization	5,776	5,875	5,364	4,273	4,013
Capital expenditures	7,883	5,727	6,125	4,958	3,861

	As of May 31(1)			As of
	2001	2002	2003	February 28, 2003	February 28, 2004
	(In thousands unless otherwise stated)			(Unaudited)
Balance Sheet Data:
Cash and cash equivalents	$15,946	$15,296	$16,874	$11,867	$19,727
Working capital	225,436	186,554	183,859	192,228	177,459
Property, plant and equipment, net	28,753	28,827	31,088	30,588	30,747
Total assets	321,514	286,647	264,931	266,137	275,136
Current maturities of long-term debt	205	38	46	42	4,488
Long-term debt	155,134	132,218	138,396	140,961	127,455
Stockholders' equity	109,545	99,414	75,631	80,677	82,938

(1)
We account for our results of operations on a 52/53 week year, ending the fiscal year on the Saturday nearest May 31.

(2)
In the third quarter of fiscal 2002, we recorded a $4.6 million loss ($2.9 million net of tax) related to the disposition of our medical glassware business. In the fourth quarter of fiscal 2002, we recorded a $16.1 million charge ($10.3 million net of tax) primarily related to inventory obsolescence.

(3)
In the fourth quarter of fiscal 2003, we recorded a $16.1 million charge ($10.3 million net of tax) principally related to inventory write-downs and restructuring charges, including a $1.7 million restructuring charge to selling, general and administrative expenses as we eliminated over 70 positions or approximately 6% of our workforce. In addition, we recorded incremental tax provisions of $1.6 million to establish a valuation allowance related to our deferred tax assets outside the United States.

(4)
In the second quarter of fiscal 2003, we adopted SFAS 142, "Goodwill and Other Intangible Assets" and as a result recorded a cumulative effect adjustment of $17.9 million net of tax of $3.7 million to write off impaired goodwill. Additionally, effective at the beginning of fiscal 2003, we no longer amortized goodwill. Income (loss) before taxes included goodwill amortization of $298 in 1999, $368 in 2000, $612 in 2001, and $577 in 2002.

(5)
The dividend per class B common share was 90% of the dividend per common share.

(6)
The weighted-average number of common shares outstanding includes 3,220, 3,207 and 3,207 class B common shares for the fiscal years ended May 31, 2001, 2002, and 2003, respectively, and 3,207 and 3,189 class B common shares for the nine months ended February 28, 2003 and 2004, respectively.

RISK FACTORS

              You should carefully consider each of the following risks and all of the other information included in this prospectus before deciding to invest in the common stock offered by this prospectus. Some of the risks relate to the exchange offer. Some of the risks relate principally to our business in general and the industry in which we operate. Other risks relate principally to the securities market and ownership of our common stock.

Risks if the Exchange Offer is Unsuccessful

If the exchange offer is unsuccessful, we may be unable to repay the outstanding debentures at maturity.

              It is likely that we will not be able to generate sufficient cash to repay the outstanding debentures at maturity. As of February 28, 2004, we had $30,825,000 aggregate principal amount of our 7 1/4% debentures outstanding and $40,000,000 aggregate principal amount of our 8 1/4% debentures outstanding. Our debt-to-equity ratio was 159% as of February 28, 2004, the date of the balance sheet used to calculate this ratio. The working capital requirements of our business result in substantial fluctuations in our cash balances during fiscal quarters. We are unlikely to be able to redeem or repay the outstanding debentures at maturity without depleting our cash balance to a level that would be insufficient to support our business. While we believe we would be able to strengthen our financial position, improve our capital structure, and reduce our cash expenditures by conducting the exchange offer, we may not be successful. If we do not commence the exchange offer (whether due to market conditions or otherwise) or if it is unsuccessful and we are unable to repay the outstanding debentures at maturity, our default in payment of the outstanding debentures would trigger an event of default under the related indentures, which would trigger a cross-default under the separate indenture that would govern any notes that may be issued in the exchange offer as well as our credit agreement and could trigger acceleration of the related debt. In addition, the lenders under our credit agreement could foreclose on their collateral, which includes equity interests in our subsidiaries, and exercise other rights of secured creditors. Any default under our credit agreement or the indentures governing the outstanding debentures or the notes could adversely affect our growth, our financial condition, our results of operations, our ability to make payments on our debt obligations, our ability to obtain favorable financing terms and, ultimately, could affect our ability to continue as a going concern and could require us to seek judicial or bankruptcy relief.

              Currently, we do not have any financing plans for payment of the outstanding debentures other than this offering and the exchange offer. If this offering is successfully completed, we intend to use the net proceeds to repay borrowings under our credit agreement. Subsequently, in the event debentures remain outstanding after completion of the exchange offer, we intend to reborrow an amount not in excess of the net proceeds of this offering to redeem those debentures to the extent of such proceeds. If the proceeds from this offering are insufficient to redeem all of the outstanding debentures and the exchange offer is not commenced or is unsuccessful, we will evaluate alternative financing plans for payment of the outstanding debentures at that time, taking into account the then existing market conditions. See "The Exchange Offer."

Risks Related to Our Business

We have had significant operating and net losses in the past and may have future losses.

              We reported net losses of approximately $11.5 million in fiscal 2002 and $28.0 million in fiscal 2003 and we cannot assure you that we will not experience operating losses and net losses in the future. We may continue to lose money if our sales do not continue to increase. We cannot predict the extent to which sales will continue to increase across our businesses or how quickly our customers will consume their inventories of our products.

We maintain a significant investment in inventory and have recently incurred significant charges for inventory obsolescence and overstock, and may incur similar charges in the future.

              We maintain significant inventories in an effort to ensure that customers have a reliable source of supply. The market for many of our products is characterized by rapid change as a result of the development of new technologies, particularly in the semiconductor markets served by our RF and Wireless Communications Group, evolving industry standards, and frequent new product introductions by some of our customers. We do not have many long term supply contracts with our customers. Generally, our product sales are made on a purchase-order basis, which permits our customers to reduce or discontinue their purchases. If we fail to anticipate the changing needs of our customers and accurately forecast their requirements, our customers may not continue to place orders with us and we may accumulate significant inventories of products which we will be unable to sell or return to our vendors, or which may decline in value substantially.

              In fiscal 2002, we recorded a pre-tax provision for inventory obsolescence and overstock of $15.3 million, or $9.8 million net of tax, due to an industrywide decline in sales, a prolonged recovery period, and changes in our mix of business toward higher technology products, particularly in the telecommunications market. In fiscal 2003, we recorded an additional pre-tax provision of $13.8 million, or $8.8 million net of tax, primarily for inventory obsolescence, overstock, and shrinkage, to write down inventory to net realizable value as we sought to align our inventory and cost structure to then current sales levels amid continued economic slowdown and limited visibility. We cannot assure you that we will not incur similar charges in the future.

If we do not maintain effective internal control over financial reporting, we could be unable to provide timely and reliable financial information.

              In connection with the audit of our financial statements for the fiscal year ended May 29, 2004, KPMG, our independent auditors discussed with the Audit Committee a number of issues that may constitute material weaknesses in our internal control over financial reporting. Although these issues were identified by KPMG as material weaknesses in the meeting with the Audit Committee, it has informed us that its presentation did not constitute a formal or definitive notice to us that material weaknesses exist. KPMG has indicated that it is still in the process of completing its annual audit, but given the information it currently possesses, KPMG expects to deliver a letter to us at the conclusion of its audit reporting the existence of six material weaknesses in internal control. We expect that the audit will be concluded in July 2004.

              Ernst & Young LLP, which we refer to as "E&Y," audited our financial statements for our 2001, 2002 and 2003 fiscal years. We dismissed E&Y and appointed KPMG as our independent auditors in August 2003, as described under "Experts" beginning on page 86. KPMG has not completed an audit of, or issued an audit report with respect to, any of the financial statements included in this prospectus.

              KPMG and management did not have an opportunity to discuss these issues in detail or to reach agreement as to KPMG's conclusions prior to the presentation to our Audit Committee. We are actively engaged in discussions with KPMG regarding the material weaknesses, and we will work with KPMG to rectify them as soon as practicable. The identified material weaknesses are:

    •
    inadequate controls restricting access to computer systems and data, and improper functioning of controls which are designed to ensure the integrity of changes to applications;

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    inadequate reconciliation process for the migration of financial information from local systems of foreign subsidiaries to the PeopleSoft system at headquarters;

    •
    lack of consistent inventory reconciliations between our current system (Robinet) and PeopleSoft and lack of effective resolution of reconciling items;

    •
    lack of consistent accounts receivable reconciliations;

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    lack of formal monthly reconciliation between billings and shipments in order to verify accurate and complete sales reporting, as well as potentially inadequate segregation of duties between employees who perform these tasks; and

    •
    undocumented year end closing and reporting procedures for consolidating foreign subsidiaries, and the need for each foreign subsidiary to properly document all adjusting entries to its books.

              Upon completion of the annual audit, KPMG may identify additional issues which, either individually or in the aggregate, constitute a material weakness. KPMG has indicated to both the Audit Committee and management that none of the identified material weaknesses has resulted in material inaccuracies in our financial results for the fiscal year ended May 29, 2004. However, we cannot assure you that KPMG will not determine otherwise prior to the release of our Annual Report on Form 10-K for the fiscal year ended May 29, 2004 or that our internal control processes are sufficient to alert us to all material information that is required to be filed in our periodic reports with the SEC, or to provide reasonable assurance that our financial statements are fairly presented in conformity with accounting principles generally accepted in the United States. Additionally, ineffective internal controls would place us at increased risk of fraud or misuse of corporate assets.

              To the extent that any material weaknesses are identified in our internal controls, significant resources from our management team may be required to implement and maintain effective controls and procedures. In addition, we may need to hire additional employees and further train our existing employees and may experience higher than anticipated capital expenditures and operating expenses, during the implementation of these changes and thereafter. If we are unable to implement these changes effectively or efficiently, there could be a material adverse effect on our operations or financial results.

Because we derive a significant portion of our revenue by distributing products designed and manufactured by third parties, we may be unable to anticipate changes in the marketplace and, as a result, could lose market share.

              Our business is driven primarily by customers' needs and demands for new products and/or enhanced performance, and by the products developed and manufactured by third parties. Because we distribute products developed and manufactured by third parties, our business would be adversely affected if our suppliers fail to anticipate which products or technologies will gain market acceptance or if we cannot sell these products at competitive prices. We cannot be certain that our suppliers will permit us to distribute their newly developed products, or that such products will meet our customers' needs and demands. Additionally, because some of our principal competitors design and manufacture new technology, those competitors may have a competitive advantage over us. To successfully compete, we must maintain an efficient cost structure, an effective sales and marketing team and offer additional services that distinguish us from our competitors. Failure to execute these strategies successfully could harm our results of operations.

We have exposure to economic downturns and operate in cyclical markets.

              As a supplier of electronic components and services to a variety of industries, we are adversely affected by general economic downturns. In particular, demand for the products and services of our RF and Wireless Communications Group is dependent upon capital spending levels in the telecommunications industry and demand for products and services of our Industrial Power Group is dependent upon capital spending levels in the manufacturing industry, including steel, automotive, textiles, plastics, and semiconductors, as well as the transportation industry. Many of our customers delay capital projects during economic downturns. Accordingly, our operating results for any particular period are not necessarily indicative of the operating results for any future period. The markets served by our businesses have historically experienced downturns in demand that could harm our operating results. Future economic downturns could be triggered by a variety of causes, including outbreaks of hostilities, terrorist actions, or epidemics in the United States or abroad.

We have significant debt, which could limit our financial resources and ability to compete and may make us more vulnerable to adverse economic events.

              As of February 28, 2004, our total long-term debt was approximately $127 million, including our outstanding debentures. We have incurred and will likely continue to incur indebtedness to fund potential future acquisitions, for strategic initiatives and for general corporate purposes. Although we believe that the cash flow generated by our continuing operations is sufficient to meet our repayment obligations over the next 12 months, we cannot assure you that this will be the case. Our incurrence of additional indebtedness could have important consequences to you. For example, it could:

    •
    increase our vulnerability to general adverse economic and industry conditions;

    •
    require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, acquisitions, research and development efforts and other general corporate purposes, as well as to pay dividends;

    •
    limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

    •
    place us at a competitive disadvantage relative to our competitors who have less debt; or

    •
    limit, along with the financial and other restrictive covenants in our indebtedness, our ability to borrow additional funds which could affect our ability to make future acquisitions, among other things.

Our ability to service our debt and meet our other obligations depends on a number of factors beyond our control.

              As of February 28, 2004, our total debt was approximately $132 million, resulting in a debt-to-equity ratio of 159%, and primarily consisted of:

    •
    $30,825,000 aggregate principal amount of our 7 1/4% debentures, which bear interest at a rate of 7 1/4% per year payable on June 15 and December 15 and mature on December 15, 2006;

    •
    $40,000,000 aggregate principal amount of our 8 1/4% debentures, which bear interest at a rate of 8 1/4% per year payable on June 15 and December 15 and mature on June 15, 2006; and

    •
    $60,434,687 principal amount of indebtedness under our credit agreement, which matures on September 30, 2005, bears interest at London Interbank Offered Rate, or LIBOR, plus a margin varying with certain financial performance criteria. The interest rate was 4.09% at February 28, 2004.

The debt-to-equity ratio has been calculated based on our balance sheet dated February 28, 2004.

              In the exchange offer, if commenced and completed, we expect to issue an aggregate principal amount of notes equal to the principal amount of outstanding debentures tendered and accepted in the exchange offer.

              Our ability to service our debt and meet our other obligations as they come due is dependent on our future financial and operating performance. This performance is subject to various factors, including factors beyond our control such as changes in global and regional economic conditions, changes in our industry or the end markets for our products, changes in interest or currency exchange rates, inflation in raw materials, energy and other costs.

              If our cash flow and capital resources are insufficient to enable us to service our debt and meet these obligations as they become due, we could be forced to:

    •
    reduce or delay capital expenditures;

    •
    sell assets or businesses;

    •
    limit or discontinue, temporarily or permanently, business plans or operations;

    •
    obtain additional debt or equity financing; or

    •
    restructure or refinance debt.

              We cannot assure you as to the timing of these actions or the amount of proceeds that could be realized from them. Accordingly, we cannot assure you that we will be able to meet our debt service and other obligations as they become due or otherwise.

If Mr. Richardson's voting power is insufficient for him to elect a majority of our board of directors, we would be in default under our credit agreement.

              We would be in default under our credit agreement if the level of Mr. Richardson's voting power is less than 51% and therefore not sufficient for him to elect a majority of our board of directors and control any amendment to our by-laws. Mr. Richardson's voting power could be reduced below 51% under a number of scenarios, including our issuance of additional shares of voting stock or the death of Mr. Richardson. Upon such a default, the lenders may declare amounts borrowed under the credit agreement to be immediately due and payable, which in turn would cause a default and acceleration of payment of the notes, if the exchange offer is commenced and completed. In addition, the lenders under our credit agreement could foreclose on their collateral, which includes equity interests in our subsidiaries, and exercise other rights of secured creditors. Our business and financial condition could be significantly harmed if such a default occurs.

Our success depends on our executive officers and other key personnel.

              Our future success depends to a significant degree on the skills, experience and efforts of our executive officers and other key personnel. The loss of the services of any of our executive officers, particularly Mr. Richardson, our chairman of the board and chief executive officer, and Bruce W. Johnson, our president and chief operating officer, could significantly harm our business and results of operations. In addition, we would be in default under our credit agreement if the level of Mr. Richardson's voting power is less than 51% and therefore is not sufficient for him to elect a majority of our board of directors and control any amendment to our by-laws.

              Our future success will also depend on our ability to attract and retain qualified personnel, including technical and engineering personnel. Competition for such personnel is intense and we cannot assure you that we will be successful in retaining or attracting such persons. The failure to attract and retain qualified personnel could significantly harm our operations.

Our credit agreement and the indentures for our outstanding debentures impose restrictions with respect to various business matters.

              Our credit agreement contains numerous restrictive covenants that limit the discretion of management with respect to certain business matters. These covenants place restrictions on, among other things, our ability to incur additional indebtedness, to create liens or other encumbrances, to pay dividends or make other payments in respect of our shares of common stock and Class B common stock, to engage in transactions with affiliates, to make certain payments and investments, to merge or consolidate with another entity, and to repay indebtedness junior to indebtedness under the credit agreement. The credit agreement also contains a number of financial covenants that require us to meet certain financial ratios and tests relating to, among other things, tangible net worth, a borrowing base, senior funded debt to cash flow, and annual debt service coverage. In addition, the indentures for our outstanding debentures contain covenants that limit, among other things, our ability to pay dividends or make other payments in respect of our shares of common stock and Class B common stock and merge or consolidate with another entity. If we fail to comply with the obligations in the credit agreement and indentures, it could result in an event of default under those agreements. If an event of default occurs and is not cured or waived, it could result in acceleration of the indebtedness under those agreements, any of which could significantly harm our business and financial condition.

Potential changes in accounting standards regarding stock option plans could limit the desirability of granting stock options, which could harm our ability to attract and retain employees, and could also negatively impact our results of operations.

              The Financial Accounting Standards Board is considering whether to require all companies to treat the fair value of stock options granted to employees as an expense. The United States Congress and other governmental and regulatory authorities have also considered requiring companies to expense stock options. If this change were to become mandatory, we and other companies could be required to record a compensation expense equal to the fair value of each stock option granted. Currently, we are generally not required to record compensation expense in connection with stock option grants. If we were required to expense the fair value of stock option grants, it would reduce the attractiveness of granting stock options because of the additional expense associated with these grants, which would negatively impact our results of operations. For example, had we been required to expense stock option grants by applying the measurement provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," our recorded net income of $3.6 million would have been decreased by $612,000, to net income of $3.0 million for the nine months ended February 28, 2004 and our recorded net loss of $28.0 million would have been increased by $1.6 million, to a net loss of $29.6 million for fiscal 2003. Nevertheless, stock options are an important employee recruitment and retention tool, and we may not be able to attract and retain key personnel if we reduce the scope of our employee stock option program. Accordingly, in the event we are required to expense stock option grants, our future results of operations would be negatively impacted, as would our ability to use stock options as an employee recruitment and retention tool.

We face intense competition in the markets we serve and, if we do not compete effectively, we could significantly harm our operating results.

              We face substantial competition in our markets. We face competition from hundreds of electronic component distributors of various sizes, locations, and market focuses as well as original equipment manufacturers, in each case for new products and replacement parts. Some of our competitors have significantly greater resources and broader name recognition than us. As a result, these competitors may be better able to withstand changing conditions within our markets and throughout the economy as a whole. In addition, new competitors could enter our markets.

              Engineering capability, vendor representation and product diversity create segmentation among distributors. Our ability to compete successfully will depend on our ability to provide engineered solutions, maintain inventory availability and quality, and provide reliable delivery at competitive prices.

              To the extent we do not keep pace with technological advances or fail to timely respond to changes in competitive factors in our industry, we could lose market share or experience a decline in our revenue and net income. In addition, gross margins in the businesses in which we compete have declined in recent years due to competitive pressures and may continue to decline.

We may not be able to continue to make the acquisitions necessary for us to realize our growth strategy or integrate acquisitions successfully.

              One of our growth strategies is to increase our sales and expand our markets through acquisitions. Since 1980, we have acquired 34 companies or significant product lines and we expect to continue making acquisitions if appropriate opportunities arise in our industry. We may not be able to identify and successfully negotiate suitable acquisitions, obtain financing for future acquisitions on satisfactory terms or otherwise complete future acquisitions. Furthermore, we may compete for acquisition and expansion opportunities with companies that have substantially greater resources than us.

              Following acquisitions, our acquired companies may encounter unforeseen operating difficulties and may require significant financial and managerial resources that would otherwise be available for the ongoing development or expansion of our existing operations. If we are unable to successfully identify acquisition candidates, complete acquisitions, and integrate the acquired businesses with our existing businesses, our business, results of operations and financial condition may be materially and adversely affected and we may not be able to compete effectively within our industry.

If we do not continue to reduce our costs, we may not be able to compete effectively in our markets.

              The success of our business depends, in part, on our continuous reduction of costs. The electronic component industries have historically experienced price erosion and will likely continue to experience such price erosion. If we are not able to reduce our costs sufficiently to offset future price erosion, our operating results will be adversely affected. We have recently engaged in various cost-cutting and other initiatives intended to reduce costs and increase productivity. In fiscal 2003, we recorded a $1.7 million restructuring charge as we eliminated over 70 positions or approximately 6% of our workforce. We cannot assure you that we will be able to continue to reduce our costs.

Our Industrial Power Group is dependent on a limited number of vendors to supply us with essential products.

              Electron tubes and certain other products supplied by our Industrial Power Group are currently produced by a relatively small number of manufacturers. Our future success will depend, in large part, on maintaining current vendor relationships and developing new relationships. We believe that vendors supplying products to some of the product lines of our Industrial Power Group are consolidating their distribution relationships or exiting the business. The three largest suppliers to the Industrial Power Group by percentage of overall Industrial Power Group purchases in fiscal 2003 were Communications & Power Industries, Inc., Covimag S.A., and Powerex Inc. These suppliers accounted for approximately 55% of the overall Industrial Power Group purchases in fiscal 2003. The loss of one or more of our key vendors and the failure to find new vendors could significantly harm our business and results of operations. We have in the past and may in the future experience difficulties obtaining certain products in a timely manner. The inability of suppliers to provide us with the required quantity or quality of products could significantly harm our business.

Economic, political and other risks associated with international sales and operations could adversely affect our business.

              In fiscal 2003, approximately 56.9% of our sales and 28.4% of our purchases of products were made internationally. We anticipate that we will continue to expand our international operations to the extent that suitable opportunities become available. Accordingly, our future results of operations could be harmed by a variety of factors which are not present for companies with operations and sales solely within the United States, including:

    •
    changes in a specific country's or region's political or economic conditions, particularly in emerging markets, including the possibility of military action or other hostilities and confiscation of property;

    •
    increases in trade protection measures and import or export licensing requirements;

    •
    changes in tax laws and international tax treaties;

    •
    restrictions on our ability to repatriate investments and earnings from foreign operations;

    •
    difficulty in staffing and managing widespread operations;

    •
    differing labor regulations;

    •
    differing levels of protection of intellectual property;

    •
    changes in regulatory requirements;

    •
    shipping costs and delays; or

    •
    difficulties in accounts receivable collection.

              If any of these risks materialize, we could face substantial increases in costs, the reduction of profit, and the inability to do business.

We are exposed to foreign currency risk.

              We expect that international sales will continue to represent a significant percentage of our total sales, which expose us to currency exchange rate fluctuations. Since the revenues and expenses of our foreign operations are generally denominated in local currencies, exchange rate fluctuations between local currencies and the U.S. dollar subject us to currency exchange risks with respect to the results of our foreign operations to the extent we are unable to denominate our purchases or sales in U.S. dollars or otherwise shift to our customers or suppliers the risk of currency exchange rate fluctuations. We currently do not engage in any significant currency hedging transactions. Fluctuations in exchange rates may affect the results of our international operations reported in U.S. dollars and the value of such operations' net assets reported in U.S. dollars. Additionally, our competitive position may be affected by the relative strength of the currencies in countries where our products are sold. We cannot predict whether foreign currency exchange risks inherent in doing business in foreign countries will have a material adverse effect on our operations and financial results in the future.

Because we generally do not have long-term contracts with our vendors, we may experience shortages of products that could harm our business and customer relationships.

              We generally do not have long-term contracts or arrangements with any of our vendors that guarantee product availability. We cannot assure you that our vendors will meet our future requirements for timely delivery of products of sufficient quality or quantity. Any difficulties in the delivery of products could harm our relationships with customers and cause us to lose orders that could result in a material decrease in our revenues. Further, we compete against certain of our vendors and our relationship with those vendors could be harmed as a result of this competition.

The recent outbreak of severe acute respiratory syndrome, or SARS, or any other disease epidemic, may adversely affect our business, financial condition and results of operations.

              The outbreak of highly infectious epidemics in Asia/Pacific, including SARS and avian influenza, commonly known as Asian bird flu, and concerns over its spread in Asia/Pacific and elsewhere could have a negative impact on commerce, travel, and general economic and industry conditions. Asia/Pacific represented 16.8% of our revenue in fiscal 2003 and we believe a significant percentage of our product purchases comes directly or indirectly from Asia/Pacific. Given the importance of the Asia/Pacific market to our business, we may be more exposed to this risk than the global economy generally. For example, the SARS outbreak could result in quarantines or closures of our or our customers' or suppliers' facilities in Asia/Pacific. The SARS outbreak may also adversely impact our ability to purchase goods from suppliers in Asia/Pacific. As a result of the SARS outbreak, or any other disease epidemic, our business, financial condition, and results of operations could be materially adversely affected.

Risks Related to Owning Our Common Stock

Holders of common stock have fewer voting rights than the holders of our Class B common stock, the principal holder of which is our chairman of the board and chief executive officer, Mr. Richardson.

              The holders of common stock are entitled to only one vote per share, while holders of Class B common stock are entitled to ten votes per share. Edward J. Richardson, our chairman of the board and chief executive officer, holds 99.6% of the outstanding Class B common stock as of July 1, 2004. Because of its voting power, the Class B common stock controls 74.1% of our outstanding voting power. Holders of common stock and Class B common stock generally vote together as a single class on all matters except as otherwise required by Delaware law. As a result of their voting power, the holders of Class B common stock can control the outcome of any such stockholder vote. See "Description of Our Capital Stock—Common Stock" and "—Class B Common Stock."

We are controlled by Mr. Richardson, and his interests may differ from ours and the interests of our other securityholders.

              Because of Mr. Richardson's voting power, he has the ability to elect our board of directors and to control any merger, consolidation or sale of all or substantially all of our assets. This control could prevent or discourage any unsolicited acquisition of us and consequently could prevent an acquisition favorable to other stockholders. Mr. Richardson may consider not only the short-term and long-term impact of operating decisions on us, but also the impact of such decisions on himself.

Future sales of shares of our common stock may depress the price of our common stock.

              Our board of directors has the authority, without action or the vote of our stockholders, to issue any or all authorized but unissued shares of our common stock, including securities convertible into or exchangeable for our common stock, and authorized but unissued shares under our stock option and other equity incentive plans. Any issuance of this kind will dilute the ownership percentage of stockholders and may dilute the per share book value of the common stock. At July 1, 2004, we had 17,474,082 authorized but unissued shares of common stock and 1,436,707 shares of treasury stock.

              Further, if certain of our stockholders sell a substantial number of shares of our common stock or investors become concerned that substantial sales might occur, the market price of our common stock could decrease.

              At July 1, 2004, we had a total of 6,232,000 shares of common stock reserved for issuance. These reserved shares included 2,494,000 shares reserved for issuance under our existing stock incentive plans, including 1,548,000 shares issuable upon exercise of options outstanding as of that date at a weighted average exercise price of $9.52 per share; 57,000 shares reserved for issuance under our employee stock purchase plan; and 3,681,000 shares reserved for issuance upon conversion of the 7 1/4% debentures, which currently have a conversion price of $21.14 per share, and the 8 1/4% debentures, which currently have a conversion price of $18.00 per share. Because we expect to set a lower conversion price for the notes in the potential exchange offer, we expect we would reserve a larger number of shares for issuance upon conversion of any notes we may issue in the exchange offer. Moreover, while we expect to set the conversion price above the then current market price, we cannot give any assurance as to then current market price at such time as we may decide to commence the exchange offer.

New investors in our common stock will experience immediate and substantial dilution after this offering.

              The public offering price of our common stock in this offering is substantially higher than the pro forma net tangible book value per share of the outstanding common stock immediately after the offering. Based on the public offering price of $10.25 per share and our net tangible book value as of

February 28, 2004, if you purchase our common stock in this offering you will suffer immediate dilution of approximately $4.10 per share in pro forma net tangible book value. See "Dilution."

The market price of our common stock has fluctuated significantly and may continue to do so.

              The market price of our common stock may fluctuate significantly due to a variety of factors, most of which are outside of our control. Some of these factors include:

    •
    announcements of technological innovations, new products or upgrades to existing products by us or our competitors;

    •
    market conditions in the industries served by our RF and Wireless Communications Group, Industrial Power Group, Security Systems Division, and Display Systems Group such as declines in capital investment in such industries;

    •
    technological innovations, new products or upgrades to existing products which cause our inventory to become less marketable or obsolete;

    •
    the addition or loss of customers or vendors;

    •
    the small size of the public float of our common stock which may cause larger fluctuations in the market price of our common stock;

    •
    announcements of operating results that are not aligned with the expectations of investors; and

    •
    general stock market trends.

Limited trading volume of our common stock may contribute to price volatility.

              Our common stock is traded on The Nasdaq National Market. During the twelve months ended June 30, 2004, the average daily trading volume for our common stock as reported by The Nasdaq National Market was 40,084 shares. A more active trading market in our common stock may not develop. As a result, relatively small trades may have a significant impact on the price of our common stock.

We may reduce or discontinue paying dividends in the future.

              Our ability to pay dividends in the future depends on our ability to operate profitably and to generate cash from our operations in excess of our debt service obligations. Our board of directors has discretion to reduce or discontinue paying dividends if it decides to utilize the cash for other corporate purposes. In addition, our credit agreement and the indentures governing our outstanding debentures contain restrictions on the payment of cash dividends. We cannot guarantee that we will continue to pay dividends at their historical level or at all.

We have anti-takeover defenses that could delay or prevent an acquisition and could adversely affect the price of our common stock.

              Provisions in our certificate of incorporation and by-laws and provisions of Delaware law could delay, defer or prevent an acquisition or change of control of us or otherwise adversely affect the price of our common stock. Our by-laws limit the ability of stockholders to call a special meeting. Delaware law also contains certain provisions that may have an anti-takeover effect and otherwise discourage third parties from effecting transactions with us. See "Description of Our Capital Stock."

FORWARD-LOOKING STATEMENTS

              All statements other than statements of historical facts included in this prospectus are statements that constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, which we refer to as the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act. The words "expect," "estimate," "anticipate," "predict," "believe," and similar expressions and variations thereof are intended to identify forward-looking statements. Forward-looking statements appear in a number of places and include statements regarding our intent, belief or current expectations with respect to, among other things:

    •
    our estimated revenues, gross margin, operating expenses and earnings per diluted share for fiscal years 2004 and 2005;

    •
    trends affecting our financial condition or results of operations;

    •
    our financing plans;

    •
    our business and growth strategies, including potential acquisitions; and

    •
    other plans and objectives for future operations.

              You are cautioned that any forward-looking statements are not guarantees of future performance and involve risks and uncertainties and that actual results may differ materially from those predicted in the forward-looking statements or that may be anticipated from historical results or trends. In addition to the information contained in our other filings with the SEC, factors that could affect future performance include, among others, those set forth under the heading "Risk Factors," and, in the case of fiscal 2004 results, adjustments and corrections that may occur as we complete our external audit.

              We operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for management to predict all the risk factors, nor can it assess the impact of all the risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the date of this prospectus, as a prediction of actual results.

              All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements above. You should not place undue reliance on those statements, which speak only as of the date on which they are made. We do not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

              You should also be aware that while we do, from time to time, communicate with securities analysts, it is against our policy to disclose to them any material non-public information or other confidential commercial information. Accordingly, you should not assume that we agree with any statement or report issued by any analyst irrespective of the content of the statement or report. Thus, to the extent that reports issued by securities analysts contain any projections, forecasts or opinions, those reports are not our responsibility.

USE OF PROCEEDS

              Based on the public offering price of $10.25 per share of common stock, we estimate the net proceeds to us from this offering will be approximately $28.6 million after deducting the underwriting discount and commissions and offering expenses payable by us. If the underwriters' option to purchase additional shares in this offering is exercised in full, we estimate our net proceeds will be approximately $32.9 million. We intend to use the net proceeds to repay borrowings under our credit agreement. Subsequently, in the event any outstanding debentures remain after completion of the exchange offer, if commenced, we intend to reborrow an amount not in excess of the net proceeds to redeem those debentures to the extent of such proceeds.

              Our 7 1/4% debentures bear interest at 7 1/4% per year and mature on December 15, 2006 and our 8 1/4% debentures bear interest at 8 1/4% per year and mature on June 15, 2006. As of February 28, 2004, we had $30,825,000 aggregate principal amount of our 7 1/4% debentures outstanding and $40,000,000 aggregate principal amount of our 8 1/4% debentures outstanding. As of February 28, 2004, we had aggregate indebtedness of $60,434,687 under our credit agreement with a weighted average interest rate of 4.09% and a maturity of September 2005.

              Pending the application of the net proceeds, we expect to invest the proceeds in investment-grade, interest-bearing securities, short term investments or similar assets.

              In the event that the exchange offer is not successfully completed, we will evaluate the advisability of and limitations on reborrowing an amount not in excess of the net proceeds from this offering in order to redeem the outstanding debentures.

MARKET AND MARKET PRICES

              Our common stock is traded on The Nasdaq National Market under the trading symbol "RELL." The following table sets forth, for the periods indicated, the high and low sale prices per share of our common stock as reported on The Nasdaq National Market.

	High	Low
Fiscal Year Ended May 31, 2003
First Quarter	$11.45	$8.11
Second Quarter	$9.00	$5.60
Third Quarter	$9.19	$7.14
Fourth Quarter	$9.33	$7.41
Fiscal Year Ended May 31, 2004
First Quarter	$10.79	$7.83
Second Quarter	$12.57	$9.65
Third Quarter	$14.00	$10.00
Fourth Quarter	$14.08	$9.41
Fiscal Year Ending May 31, 2005
First Quarter (through July 1, 2004)	$11.96	$9.99

              On July 1, 2004, the last reported sale price of our common stock on The Nasdaq National Market was $10.67 per share. As of July 1, 2004, there were approximately 988 stockholders of record of our common stock and approximately 20 stockholders of record of our Class B common stock.

DIVIDEND POLICY

              We have paid quarterly dividends of $.04 per share of common stock and $.036 per share of Class B common stock since September 1988. All future payment of dividends are at the discretion of our board of directors and will depend on our earnings, capital requirements, operating conditions, and such other factors that the board of directors may deem relevant.

              Pursuant to the indentures governing our outstanding debentures, we are prohibited from paying a dividend if we are in default under either of these indentures or if the payment of a dividend would exceed the sum of our consolidated net income since May 31, 1996 plus the net proceeds from the sale of shares of our common stock and indebtedness which has been converted into shares of our common stock since May 31, 1996 plus $30.0 million in the case of the indenture for our 8 1/4% debentures and $20.0 million in the case of the indenture for our 7 1/4% debentures. Pursuant to our credit agreement, we are prohibited from paying dividends in excess of an annualized rate of $0.16 per share of common stock and $0.144 per share of Class B common stock. In addition, the credit agreement prohibits our subsidiaries, other than wholly owned subsidiaries, from paying dividends. Pursuant to the indenture that would govern the notes, if issued, we expect the conversion price of the notes would be adjusted if, among other things, we pay dividends in excess of an annualized rate of $0.16 per share of common stock.

CAPITALIZATION

              We present in the table below the capitalization of our company and our subsidiaries:

    •
    on an actual consolidated basis as of February 28, 2004;

    •
    as adjusted to give effect to this offering and the application of proceeds as described in "Use of Proceeds," based on the public offering price of $10.25 per share, and assuming that we commence the exchange offer and subsequently reborrow an amount equal to the net proceeds from this offering to redeem the outstanding debentures;

    •
    as adjusted to give effect to this offering and the exchange offer, assuming 75% (the minimum condition we expect in the exchange offer) of the outstanding debentures are tendered and accepted in the exchange offer; and

    •
    as adjusted to give effect to this offering and the exchange offer, assuming 100% of the outstanding debentures are tendered and accepted in the exchange offer.

              We expect to commence the exchange offer after the closing of this offering. See "The Exchange Offer." In the event that the exchange offer is not successfully completed, we will evaluate the advisability of and limitations on reborrowing an amount not in excess of the net proceeds from this offering in order to redeem the outstanding debentures.

              You should read this information in conjunction with the information under "Selected Consolidated Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes beginning on page F-1.

	As of February 28, 2004
	Actual	As adjusted for this offering(1)	As adjusted for this offering and the exchange offer, assuming 75% of outstanding debentures are tendered	As adjusted for this offering and the exchange offer, assuming 100% of outstanding debentures are tendered
	(In thousands)
Cash and cash equivalents	$19,727	$19,727	$18,936	$18,759

Short-term debt (2)	4,488	638	638	638
Long-term debt:
Bank credit facility	60,435	60,435	49,581	31,874
Notes	—	—	53,119	70,825
Capital leases	45	45	45	45
Outstanding debentures	66,975	42,264	—	—

Total long-term debt	$127,455	$102,744	$102,744	$102,744

Stockholders' equity:
Common stock ($.05 par value; 12,500 shares issued)	625	775	775	775
Class B common stock, convertible ($.05 par value; 3,171 shares issued)	159	159	159	159
Preferred stock ($1.00 par value; no shares issued)	—	—	—	—
Additional paid-in capital	93,886	122,297	122,297	122,297
Common stock in treasury, at cost (1,496 shares)	(8,864)	(8,864)	(8,864)	(8,864)
Retained earnings(3)	8,026	7,970	7,887	7,887
Unearned compensation	(368)	(368)	(368)	(368)
Accumulated other comprehensive loss	(10,526)	(10,526)	(10,526)	(10,526)

Total stockholders' equity	$82,938	$111,443	$111,360	$111,360

Total capitalization	$214,881	$214,825	$214,742	$214,742

(1)
Assumes that we repay borrowings under our credit agreement and that we commence the exchange offer and subsequently reborrow an amount equal to the net proceeds from this offering to redeem the outstanding debentures.

(2)
Includes $3,850 sinking fund payment on the 7 1/4% debentures for December 2004, $598 for interest rate swaps ending in July 2004 and $40 for capitalized leases.

(3)
Adjusted figures include up to $139 accelerated amortization of deferred financing costs associated with redeeming outstanding debentures.

              The number of outstanding shares of our common stock as of February 28, 2004 excludes:

    •
    2,527 shares reserved for issuance under our existing stock incentive plans, including 1,538 shares issuable upon exercise of options outstanding as of that date at a weighted average exercise price of $9.39 per share;

    •
    116 shares reserved for issuance under our employee stock purchase plan; and

    •
    3,681 shares reserved for issuance upon conversion of our outstanding debentures.

DILUTION

              As of February 28, 2004, our net tangible book value was $77.0 million or $5.44 per common share, including our common stock and Class B common stock. "Net tangible book value per share" is determined by dividing our net tangible book value (total tangible assets less total liabilities and minority interests) by the number of shares of common stock outstanding. After giving effect to the sale of the shares of our common stock in the offering based on the public offering price of $10.25 per share and after deducting the underwriting discounts and commissions and the estimated expenses of this offering, our pro forma net tangible book value as of February 28, 2004 would have been approximately $105.6 million in the aggregate, or $6.15 per common share. This represents an immediate increase in net tangible book value of $0.71 per common share to existing holders and an immediate dilution of $4.10 per common share to new investors purchasing shares of common stock in the offering. The following table illustrates this per share dilution:

Public offering price per share		$10.25
Net tangible book value per common share as of February 28, 2004	$5.44
Increase attributable to new investors	$0.71

Pro forma net tangible book value per common share as of February 28, 2004, after giving effect to this offering	$6.15

Dilution per common share to new investors		$4.10

              "Dilution per common share to new investors" means the difference between the public offering price per share of common stock and the pro forma net tangible book value per common share as of February 28, 2004, after giving effect to this offering.

              As of February 28, 2004, the weighted average exercise price of all outstanding stock options was $9.39 per share and the weighted average exercise price of in-the-money stock options was $7.67. Since the book value per share was $5.44, the effect of those stock options would be anti-dilutive.

              If the exchange offer is commenced, we expect to set the conversion price on the notes at a level above the then current market price of our common stock. Because the conversion price on the notes would be above the market price of our common stock, we do not believe that the exchange offer would have a dilutive effect on a book value basis. However, we cannot give any assurance as to the market price at such time as we may decide to commence the exchange offer.

              Assuming the underwriters exercise their over-allotment option in full, the number of shares held by new investors will increase by 450,000 shares, to 3,450,000 shares, so that we would have had 14,539,211 shares of common stock outstanding after this offering. In that event, the dilution per common share to new investors would be $4.01.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

              The following table contains selected consolidated financial data as of and for the fiscal years ended May 31, 1999, 2000, 2001, 2002 and 2003 and as of and for the nine months ended February 28, 2003 and 2004. The selected consolidated financial data as of May 31, 2002 and 2003, and for the fiscal years ended May 31, 1999, 2000, 2001, 2002 and 2003, are derived from our audited financial statements contained elsewhere in this prospectus. The selected consolidated financial data as of and for the nine months ended February 28, 2003 and 2004 are derived from our unaudited financial statements contained elsewhere in this prospectus and, in our opinion, reflect all adjustments, which are normal recurring adjustments, necessary for a fair presentation. Our results of operations for the nine months ended February 28, 2004 may not be indicative of the results that may be expected for the full year. The selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and notes to those consolidated financial statements contained elsewhere in this prospectus. Historical results are not necessarily indicative of results to be expected in the future.

	Fiscal Year Ended May 31(1)					Nine Months Ended
	1999	2000	2001	2002(2)	2003(3)	February 28, 2003	February 28, 2004
	(In thousands, except per share amounts)					(Unaudited)
Statement of Operations Data:
Net sales	$323,959	$410,468	$502,369	$443,492	$464,517	$345,582	$374,695
Costs of products sold	233,644	301,561	370,819	349,326	365,427	261,313	283,102

Gross margin	90,315	108,907	131,550	94,166	99,090	84,269	91,593
Selling, general and administrative expenses	71,572	82,464	94,444	99,070	100,749	74,155	78,441
Other expense, net	6,886	7,839	10,716	12,894	11,484	8,147	7,934

Income (loss) before income taxes	11,857	18,604	26,390	(17,798)	(13,143)	1,967	5,218
Income tax provision (benefit)	3,505	5,500	8,656	(6,339)	(3,012)	825	1,621

Income (loss) before cumulative effect of accounting change	8,352	13,104	17,734	(11,459)	(10,131)	1,142	3,597
Cumulative effect of accounting change, net of tax(4)	–	–	–	–	17,862	17,862	–

Net income (loss)	$8,352	$13,104	$17,734	$(11,459)	$(27,993)	$(16,720)	$3,597

Income (loss) per share—basic:
Before cumulative effect of accounting change	$.60	$1.03	$1.33	$(.84)	$(.73)	$.08	$.26
Cumulative effect of accounting change, net of taxes	–	–	–	–	(1.30)	(1.30)	–

Net income (loss) per share	$.60	$1.03	$1.33	$(.84)	$(2.03)	$(1.22)	$.26

Income (loss) per share—diluted:
Before cumulative effect of accounting change	$.60	$1.00	$1.21	$(.84)	$(.73)	$.08	$.25
Cumulative effect of accounting change, net of taxes	–	–	–	–	(1.30)	(1.28)	–

Net income (loss) per share	$.60	$1.00	$1.21	$(.84)	$(2.03)	$(1.20)	$.25

Dividends per common share(5)	$.16	$.16	$.16	$.16	$.16	$.12	$.12
Weighted-average number of common shares outstanding:(6)
Basic	13,882	12,684	13,333	13,617	13,809	13,742	14,002
Diluted	14,026	16,580	17,568	13,617	13,809	13,989	14,374
Other Data:
Interest expense	$7,869	$8,911	$11,146	$12,386	$10,352	$7,757	$7,682
Investment income	636	1,032	575	352	124	123	189
Depreciation & amortization	4,238	5,159	5,776	5,875	5,364	4,273	4,013
Capital expenditures	7,647	7,026	7,883	5,727	6,125	4,958	3,861

	As of May 31(1)					As of
	1999	2000	2001	2002	2003	February 28, 2003	February 28, 2004
	(In thousands unless otherwise stated)					(Unaudited)
Balance Sheet Data:
Cash and cash equivalents	$12,569	$11,832	$15,946	$15,296	$16,874	$11,867	$19,727
Working capital	161,640	174,270	225,436	186,554	183,859	192,228	177,459
Property, plant and equipment, net	23,047	25,851	28,753	28,827	31,088	30,588	30,747
Total assets	235,678	264,925	321,514	286,647	264,931	266,137	275,136
Current maturities of long-term debt	1,830	2,619	205	38	46	42	4,488
Long-term debt	113,658	117,643	155,134	132,218	138,396	140,961	127,455
Stockholders' equity	84,304	93,993	109,545	99,414	75,631	80,677	82,938

(1)
We account for our results of operations on a 52/53 week year, ending the fiscal year on the Saturday nearest May 31.

(2)
In the third quarter of fiscal 2002, we recorded a $4.6 million loss ($2.9 million net of tax) related to the disposition of our medical glassware business. In the fourth quarter of fiscal 2002, we recorded a $16.1 million charge ($10.3 million net of tax) primarily related to inventory obsolescence.

(3)
In the fourth quarter of fiscal 2003, we recorded a $16.1 million charge ($10.3 million net of tax) principally related to inventory write-downs and restructuring charges, including a $1.7 million restructuring charge to selling, general and administrative expenses as we eliminated over 70 positions or approximately 6% of our workforce. In addition, we recorded incremental tax provisions of $1.6 million to establish a valuation allowance related to our deferred tax assets outside the United States.

(4)
In the second quarter of fiscal 2003, we adopted SFAS 142, "Goodwill and Other Intangible Assets" and as a result recorded a cumulative effect adjustment of $17.9 million net of tax of $3.7 million to write off impaired goodwill. Additionally, effective at the beginning of fiscal 2003, we no longer amortized goodwill. Income (loss) before taxes included goodwill amortization of $298 in 1999, $368 in 2000, $612 in 2001, and $577 in 2002.

(5)
The dividend per class B common share was 90% of the dividend per common share.

(6)
The weighted-average number of common shares outstanding includes 3,236, 3,233, 3,220, 3,207 and 3,207 class B common shares for the fiscal years ended May 31, 1999, 2000, 2001, 2002, and 2003, respectively, and 3,207 and 3,189 class B common shares for the nine months ended February 28, 2003 and 2004, respectively.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

              The following discussion should be read in conjunction with the consolidated financial statements and notes thereto.

Overview

              We reached record sales of $502.4 million in fiscal 2001. The severe recession in the electronics industry following fiscal 2001 resulted in a 11.7% sales decline for us to $443.5 million in fiscal 2002. In fiscal 2003, our growth resumed as sales were up 4.7% to $464.5 million as all four of our strategic business units increased sales from the prior year. During the nine months ended February 28, 2004, we increased sales by 8.4% from a year ago to $374.7 million. Financial results for our last fiscal quarter ended February 28, 2004 marked the seventh consecutive quarter of year-over-year aggregate sales growth.

              In the first nine months of fiscal 2004, net income before cumulative effect of accounting change more than tripled from $1.1 million or $0.08 per share in the prior year to $3.6 million or $0.25 per share primarily driven by the sales increase and our selling, general and administrative expenses reduction to 20.9% as a percentage of sales from 21.5% for the first nine months of the prior fiscal year. The net loss for fiscal 2003 was $28.0 million as we recorded, net of tax, $8.8 million inventory obsolescence and overstock provision and $17.9 million goodwill impairment charge. In fiscal 2002, we recorded a net loss of $11.5 million including, after tax, inventory provision of $9.8 million and charges related to the medical glassware business disposition of $2.9 million. In fiscal 2001, we posted a record net income of $17.7 million.

              We strengthened our balance sheet during the nine-month period ended February 28, 2004, reducing inventory by $2.7 million to $93.2 million and paying down $8.1 million of debt (partially mitigated by foreign currency exchange effects) despite increased sales during this period. Liquidity was improved as cash increased $2.9 million to $19.7 million driven by $14.2 million positive cash flows from operations.

              During the second quarter of fiscal 2004, we identified an accounting error that occurred in our Swedish subsidiary which affected interest expense previously reported for the prior seven quarters in the aggregate amount of $738,000. We filed a Form 10-K/A for fiscal 2003 and a Form 10-Q/A for the period ended August 30, 2003, which increased interest expense reported in those periods.

              In February of 2002, we sold our medical glassware business that represented a portion of former Medical Systems Group. The rest of Medical Systems Group was reclassified into the Display Systems Group and Corporate.

              For information regarding our results for our fiscal fourth quarter and fiscal year ended May 29, 2004 and material weaknesses in our internal control over financial reporting, see "Prospectus Summary—Recent Developments" beginning on page 5.

Results of Operations

Nine Months Ended February 28, 2004 Compared to Nine Months Ended February 28, 2003

              The following table shows selected results of operations for the nine months ended February 28, 2004 compared to the nine months ended February 28, 2003 by business unit and geographic area.

	SALES
	FY 2003	FY 2004	% Change
	(In thousands)
By Business Unit:
RF and Wireless Communications Group	$152,377	$163,493	7.3%
Industrial Power Group	71,149	81,232	14.2%
Security Systems Division	69,601	76,541	10.0%
Display Systems Group	46,169	47,756	3.4%
Other	6,286	5,673

Total	$345,582	$374,695	8.4%

By Geographic Area:
North America	$196,041	$199,556	1.8%
Europe	75,453	86,105	14.1%
Asia/Pacific	56,690	71,120	25.5%
Latin America	15,033	15,106	0.5%
Corporate	2,365	2,808

Total	$345,582	$374,695	8.4%

	GROSS MARGIN
	FY 2003	% of Sales	FY 2004	% of Sales
	(In thousands)
By Business Unit:
RF and Wireless Communications Group	$34,079	22.4%	$37,190	22.7%
Industrial Power Group	22,236	31.3%	24,730	30.4%
Security Systems Division	17,306	24.9%	19,419	25.4%
Display Systems Group	11,977	25.9%	12,132	25.4%
Other	(1,329)		(1,878)

Total	$84,269	24.4%	$91,593	24.4%

By Geographic Area:
North America	$51,230	26.1%	$52,332	26.2%
Europe	20,708	27.4%	24,905	28.9%
Asia/Pacific	13,200	23.3%	16,227	22.8%
Latin America	4,054	27.0%	3,545	23.5%
Corporate	(4,923)		(5,416)

Total	$84,269	24.4%	$91,593	24.4%

NOTE:	Fiscal 2003 data has been reclassified to conform with the fiscal 2004 presentation. The modifications include:
• reclassifying broadcast tubes from RF and Wireless Communications Group to Industrial Power Group; and
• reclassifying direct export and a portion of Corporate to the identified geographic areas based on ship to location.
Europe includes sales and gross margins to Middle East and Africa.
Corporate consists of freight and other non-specific sales and gross margins.

              Sales and Gross Margins.    Consolidated sales for the nine months ended February 28, 2004 increased 8.4% to $374.7 million due to the increased demand across all strategic business units and all geographic areas. Consolidated gross margins were flat at 24.4%.

              RF and Wireless Communications Group nine months sales increased 7.3% from levels for the first nine months of fiscal 2003, driven by strength in Network Access and Passive/Interconnect product lines offset by weakness in some specialty and Broadcast products. The Network Access and Passive/Interconnect product lines posted growth of 17.4% and 15.0% to $60.1 million and $31.1 million, respectively, compared to the prior year, associated with wireless demand increase. Gross margins were up 30 basis points led by the growth of higher margin Network Access and Passive/Interconnect product lines.

              Industrial Power Group sales increased 14.2% for the nine months led by strong, broad-based demand. Power components were up 21% to $24.6 million while the tube businesses increased 12% to $56.7 million. Margins were down 90 basis points primarily due to the exchange rate impact on the cost of certain tube products manufactured in Europe.

              Security Systems Division nine months sales increased 10.0%, fueled by continued expansion of the North America business and strengthening of the Canadian dollar. Gross margins increased 50 basis points due to the exchange rate impact partially offset by competitive pricing pressure.

              Display Systems Group sales increased 3.4% for the nine months as medical monitor sales increased by 20.6% to $19.2 million reflecting the continued shift from a film-based environment to digital systems. High margin legacy cathode ray tube products were down 10.9% to $7.9 million, negatively affecting gross margin as the migration from cathode ray tube to liquid crystal display monitors continues.

              North America nine months sales were up slightly as double-digit growth in Canada was offset by a decline in the United States primarily due to a completion of a large wireless infrastructure project in the prior year.

              Europe sales increased 14.1% for the nine months as all countries posted increases in sales partially due to the weakening US dollar.

              Asia/Pacific increased by 25.5% for the nine months from fiscal 2003. Our nine months sales in China increased 86.1% over last year to $15.9 million. The margins in China, however, are among the lowest in the area due to the high level of contract manufacturing and component sales, driving the overall Asia/Pacific gross margin down.

              Latin America sales were slightly up for the nine months as increased sales in Mexico were partially offset by sales declines in Brazil.

              Gross margins by geographic area experienced significant fluctuations for the first nine months from an increase of 150 basis points in Europe to a decrease of 350 basis points in Latin America, principally resulting from changes in the sales mix.

              Selling, General and Administrative (SG&A) Expenses.    For the nine-month period, SG&A expenses increased by $4.3 million or 5.8% to $78.4 million primarily due to foreign currency translation, increased PeopleSoft implementation costs, and increased incentives on higher sales, partially offset by a reduction in the bad debt accrual. We expect the implementation of enterprise resource planning software to continue over the next couple of fiscal years while targeting total SG&A expenses to remain in the range of 20% to 21% of sales during these periods.

              Interest and Other Expenses.    Interest expense was relatively flat as both average borrowing levels and the weighted-average interest rate remained essentially the same compared to the prior year. Cash payments for interest were $8.5 million for the nine months ended February 28, 2004.

              Other expense include a realized foreign exchange loss of $21,000 for the first nine months in fiscal 2004 compared to a realized foreign exchange loss of $435,000 for the same nine months in fiscal 2003. Also included in Other expenses are net investment income of $189,000 in 2004 and net investment loss of $20,000 in 2003. In the first nine months of fiscal 2004, we recorded a loss of $308,000 due to a loss on disposition of fixed assets and other-than-temporary investment impairment loss of $210,000.

              Income Tax Provision.    The effective tax rate was 31.1% for the nine-month period of fiscal 2004 compared to 41.9% in fiscal 2003. The effective tax rate differs from the statutory rate of 35.0% primarily due to the impact of certain non-tax deductible charges, our foreign sales corporation benefits on export sales, state taxes, and the tax impact of non-U.S. operations. As we restated fiscal 2003 results because of the accounting error in our Swedish subsidiary associated with interest expense, no adjustment was made to the income tax provision since we do not believe it is more likely than not that the benefits of the foreign losses will be realized. As a result, there were significant fluctuations in the income tax rate in fiscal 2003 and the first nine months of fiscal 2004.

              Future effective tax rates could be adversely affected by earnings being lower than anticipated in countries where we have lower statutory rates, changes in the valuation of certain deferred tax assets or liabilities, or changes in tax laws or interpretations thereof. In addition, we are subject to the examination of our income tax returns by the Internal Revenue Service and other tax authorities and regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of its provision for income taxes.

              Net Results.    Net income for the first nine months of fiscal 2004 was $3.6 million, or $0.25 per share, compared to net income before cumulative effect of accounting change of $1.1 million, or $0.08 per share, in the first nine months of the prior year. The cumulative effect of accounting change included in the first nine months of fiscal 2003 net results represents a goodwill and other intangible assets impairment charge in the amount of $17.9 million, net of taxes of $3.7 million. The impairment was recorded as a change in accounting principle in the first quarter of fiscal 2003.

Year Ended May 31, 2003 Compared to Year Ended May 31, 2002

              The following table shows selected results of operations for the fiscal year ended May 31, 2003 compared to the fiscal year ended May 31, 2002 by business unit and geographic area.

	SALES
	FY 2002	FY 2003	% Change
	(In thousands)
By Business Unit:
RF and Wireless Communications Group	$181,969	$204,427	12.3%
Industrial Power Group	95,018	95,508	0.5%
Security Systems Division	85,087	92,090	8.2%
Display Systems Group	60,697	64,191	5.8%
Other	20,721	8,301

Total	$443,492	$464,517	4.7%

By Geographic Area:
North America	$248,011	$259,640	4.7%
Europe	94,670	103,129	8.9%
Asia/Pacific	68,817	78,146	13.6%
Latin America	29,013	20,523	-29.3%
Corporate	2,981	3,079

Total	$443,492	$464,517	4.7%

	GROSS MARGIN
	FY 2002	% of Sales	FY 2003	% of Sales
	(In thousands)
By Business Unit:
RF and Wireless Communications Group	$42,642	23.4%	$45,687	22.3%
Industrial Power Group	29,181	30.7%	29,523	30.9%
Security Systems Division	20,080	23.6%	22,939	24.9%
Display Systems Group	15,864	26.1%	16,218	25.3%
Other	(13,601)		(15,277)

Total	$94,166	21.2%	$99,090	21.3%

By Geographic Area:
North America	$65,799	26.5%	$67,863	26.1%
Europe	25,295	26.7%	28,387	27.5%
Asia/Pacific	15,861	23.0%	17,895	22.9%
Latin America	7,994	27.6%	5,274	25.7%
Corporate	(20,783)		(20,329)

Total	$94,166	21.2%	$99,090	21.3%

NOTE:	This data has been reclassified to conform with the fiscal 2004 presentation. The modifications include:
• reclassifying broadcast tubes from RF and Wireless Communications Group to Industrial Power Group; and
• reclassifying direct export and a portion of Corporate to the identified geographic areas based on ship to location.
Europe includes sales and gross margins to Middle East and Africa.
Corporate consists of freight and other non-specific sales and gross margins.

              Sales and Gross Margins.    Consolidated sales in fiscal 2003 were $464.5 million, up 4.7% from fiscal 2002 sales of $443.5 million.

              In the fourth quarter of fiscal 2002, we recorded a pre-tax provision for inventory obsolescence and overstock of $15.3 million, $9.8 million net of tax. The charge was driven by our sales not meeting our expectations, reflecting industrywide conditions, a prolonged recovery period, and changes in our mix of business toward higher technology products, particularly in the telecommunications market. Inventories that support the telecommunications market typically have more rapid obsolescence experience than our electron tube products, which represented the predominant amount of our historical sales. In the fourth quarter of fiscal 2003, we recorded an additional provision of $13.8 million, $8.8 million net of tax, primarily for inventory obsolescence, overstock, and shrink, to write down inventory to net realizable value as we aligned our inventory and cost structure to current sales levels amid continued economic slowdown and limited visibility.

              We review our inventory on a quarterly basis. Inventory is evaluated from several perspectives, including quantity on hand based on historical sales activity and potential obsolescence based on projected future sales volumes and technology changes. We have a distinct seasonal pattern which is correlated with the timing of vacations of our customers in Europe and holidays within our fiscal calendar. The fiscal third quarter, comprised of December, January, and February, is a traditional holiday period and based on eight years of history, from fiscal 1994 to 2001, experiences an average 3.0% sequential decline in net sales. Conversely, our fiscal fourth quarter, comprised of March, April, and May, experiences an average 11.3% sequential increase in net sales, based on the period from fiscal 1994 to 2001. In fiscal 2002, we experienced our first full year sales decline since 1992 and the results in the fourth quarter were particularly adverse, as our industry continued its slump longer than many expected. During our quarterly reviews prior to the fourth quarter of 2002, we did not feel that, based on our historical results and our expectations going forward, our inventory required a write down. However, given results for the fourth quarter of 2002, we determined that a write down was appropriate. In fiscal 2003, a similar pattern held, in that our results for the first three quarters closely tracked historical patterns (with the third quarter actually beating the historical pattern). As in fiscal 2002, the fourth quarter was disappointing, and, again, we determined at that time that a write down was appropriate.

              We recently implemented new polices and procedures to strengthen our inventory management process while continuing to invest in system technology to further enhance our inventory management tools. We are committed to inventory management as an ongoing process as the business evolves and technology changes.

              In fiscal 2003, RF and Wireless Communications Group sales were up 12.3% from fiscal 2002 due to stronger US wireless communications demand, solid gains in passive and interconnect segments, and several large contract wins in North America. Gross margins continued to decline, dropping 110 basis points in fiscal 2003 primarily due to lower markups on several large contracts in the U.S.

              Industrial Power Group sales in fiscal 2003 increased 0.5%, reflecting 20% growth in the sale of power semiconductors, primarily in industrial RF and industrial power conversion applications, offset by a 4% decline in the legacy tube business, primarily as a result of project timing in the broadcast tube market. Gross margins were up 20 basis points in fiscal 2003 primarily due to changes in product mix.

              Security Systems Division sales were higher by 8.2% in fiscal 2003 primarily due to heightened concerns over security and acceleration in the conversion from analog to digital technology. Gross margins were up 130 basis points in fiscal 2003 as higher margin digital technology products represented a larger percentage of sales.

              Display Systems Group sales increased 5.8% in fiscal 2003 despite a decline in cathode ray tube sales of 10% offset by strong advances in custom flat panel monitor and medical monitor sales. The medical monitor business grew 31% in fiscal 2003 as we secured several large contracts with our new product offerings. Gross margins declined 80 basis points in fiscal 2003 as increased medical monitor sales carried lower margins.

              On February 22, 2002, we sold our medical glassware business, including the reloading and distribution of X-ray, CT, and image intensifier tubes, to Royal Philips Electronics amid continued decline in sales and gross margins due to increased competition in the replacement market and production inefficiencies in tube reloading. Medical glassware sales fell 90.2% in fiscal 2003 as a result of the sale of the business at the end of the third quarter in fiscal 2002. The fiscal 2003 revenues represent sales of residual inventory as well as certain camera tubes we still sell into multiple markets.

              North American sales increased 4.7% in fiscal 2003 as we benefited from improved demand in the US wireless communications market and continued gains in the Canadian security market, in which our Security Systems Division's operation, Burtek, is one of the leading suppliers.

              European sales increased 8.9% in fiscal 2003, propelled by the strong Euro and solid gains in our Security Systems Division and Displays Systems Group.

              Asia/Pacific marked its fifth consecutive year of double-digit growth as sales increased 13.6% in fiscal 2003. Taiwan, Japan, and China posted the largest gains in fiscal 2003 as we opened a third sales office in China and had a strong RF and Wireless Communications Group performance in Japan.

              Latin American economies did not perform well during fiscal 2003 as they suffered from the effects of the global economic recession, weak investment inflows, political instability in several countries, and general uncertainty about the future economic policies of several countries. This was the main reason sales decreased 29.3% in fiscal 2003. Effects of the sold medical glassware business and continued devaluation of local currencies also contributed to the sharp decline.

              Selling, General and Administrative Expenses.    Selling, general and administrative expenses increased $1.7 million in fiscal 2003 to $100.7 million. Included in the SG&A expense is a restructuring charge of $1.7 million as we eliminated over 70 positions or approximately 6% of our workforce and terminated a property lease contract. Increases in salaries, primarily resulting from employee merit increases, contributed over $2.0 million to the SG&A rise. Incentives were up $1.5 million in fiscal 2003 on higher sales while fringe benefits were up approximately $1.0 million driven by increasing health-care costs and higher payroll. In fiscal 2002, we recorded a loss of $4.6 million related to the sale of our medical glassware business.

              Other Income and Expense.    Interest expense decreased 16.4% in fiscal 2003 partially due to $1.1 million lower charges related to the fair market value adjustments of the fixed rate swaps. Also, we benefited from historically low interest rates as our weighted average interest rate decreased to 6.09% on May 31, 2003, compared to 6.35% a year ago.

              During the second quarter of fiscal 2004, we identified an accounting error that occurred in our Swedish subsidiary which affected interest expense previously reported for the prior seven quarters in the aggregate amount of $738,000. We have restated financial results for fiscal years 2003 and 2002, which increased interest expense reported in those periods.

              Investment income includes realized capital losses of $61,000 in fiscal 2003 related to our investment portfolio. Foreign exchange and other expenses primarily reflect changes in the value of the U.S. dollar relative to foreign currencies.

              Income Tax Provision.    Our effective tax rates were 22.9% in fiscal 2003 and 35.6% in fiscal 2002. Differences between the effective tax rate as compared to the prior year and as compared to the

U.S. federal statutory rate of 34% principally result from our geographical distribution of taxable income and losses, certain non-tax deductible charges, and our foreign sales corporation benefit on export sales, net of state income taxes. In fiscal 2003, due to the fact that we are in a loss position, the lower tax rate is indicative of a lower tax benefit being recorded. This primarily resulted from the establishment of a $1.6 million valuation reserve related to our deferred tax assets outside of the United States. As a result, no tax benefit was recognized on losses in certain foreign subsidiaries.

              Net Results.    In fiscal 2003, we posted a net loss of $28.0 million. The loss includes, net of tax, $17.9 million goodwill impairment charge, $8.8 million charge related to inventory, $1.1 million restructuring charge, and other charges of $2.0 million.

              We recorded a net loss of $11.5 million in fiscal 2002 which included after tax charges related to the medical glassware business disposition of $2.9 million, inventory obsolescence and overstock of $9.8 million, and other charges of $0.5 million.

Year Ended May 31, 2002 Compared to Year Ended May 31, 2001

              The following table shows selected results of operations for the fiscal year ended May 31, 2002 compared to the fiscal year ended May 31, 2001 by business unit and geographic area.

	SALES
	FY 2001	FY 2002	% Change
	(In thousands)
By Business Unit:
RF and Wireless Communications Group	$220,545	$181,969	-17.5%
Industrial Power Group	112,889	95,018	-15.8%
Security Systems Division	82,352	85,087	3.3%
Display Systems Group	59,476	60,697	2.1%
Other	27,107	20,721

Total	$502,369	$443,492	-11.7%

By Geographic Area:
North America	$310,274	$248,011	-20.1%
Europe	104,215	94,670	-9.2%
Asia/Pacific	56,735	68,817	21.3%
Latin America	28,050	29,013	3.4%
Corporate	3,095	2,981

Total	$502,369	$443,492	-11.7%

	GROSS MARGIN
	FY 2001	% of Sales	FY 2002	% of Sales
	(In thousands)
By Business Unit:
RF and Wireless Communications Group	$57,904	26.3%	$42,642	23.4%
Industrial Power Group	36,339	32.2%	29,181	30.7%
Security Systems Division	18,932	23.0%	20,080	23.6%
Display Systems Group	14,553	24.5%	15,864	26.1%
Other	3,882		(13,601)

Total	$131,550	26.2%	$94,166	21.2%

By Geographic Area:
North America	$90,276	29.1%	$65,799	26.5%
Europe	29,919	28.7%	25,295	26.7%
Asia/Pacific	17,238	30.4%	15,861	23.0%
Latin America	7,856	28.0%	7,994	27.6%
Corporate	(13,739)		(20,783)

Total	$131,550	26.2%	$94,166	21.2%

NOTE:	This data has been reclassified to conform with the fiscal 2004 presentation. The modifications include:
• reclassifying broadcast tubes from RF and Wireless Communications Group to Industrial Power Group; and
• reclassifying direct export and a portion of Corporate to the identified geographic areas based on ship to location.
Europe includes sales and gross margins to Middle East and Africa.
Corporate consists of freight and other non-specific sales and gross margins.

              Sales and Gross Margin.    Consolidated sales in fiscal 2002 were $443.5 million, 11.7% down from fiscal 2001 sales of $502.4 million.

              In the fourth quarter of fiscal 2002, we recorded a pre-tax provision for inventory obsolescence and overstock of $15.3 million, $9.8 million net of tax. The charge was driven by our sales not meeting our expectations, reflecting industrywide conditions, a prolonged recovery period, and changes in our mix of business toward higher technology products, particularly in the telecommunications market. Inventories that support the telecommunications market typically have more rapid obsolescence experience than our electron tube products, which represented the predominant amount of our historical sales.

              RF and Wireless Communications Group sales decreased 17.5% in fiscal 2002 to $182.0 million reflecting lower demand primarily in North America and Europe due to the general state of the economy, particularly in the telecommunications market. The decline was partially offset by growth in Asia/Pacific and revenues of acquired businesses. Gross margin as a percent of sales was 23.4% in fiscal 2002, compared to 26.3% in fiscal 2001. The decline in margin in fiscal 2002 is primarily associated with lower markups on an expanded customer base in Asia/Pacific.

              As part of our business model to grow through both product line and geographic expansion, we made a strategic acquisition in fiscal 2002 relating to the group. In July 2001, we acquired Sangus AB of Stockholm, Sweden, a leading distributor and manufacturers' representative specializing in design-in and engineering support for RF, microwave, and fiber optics to the wireless and communications markets in the Nordic region. The acquisition contributed $8.7 million to sales in fiscal 2002.

              Industrial Power Group sales declined 15.8% in fiscal 2002 reflecting lower investment levels for microwave equipment by the semiconductor industry as well as lower demand for both industrial and power conversion products. Gross margin was 30.7% in fiscal 2002, compared to 32.2% in fiscal 2001. The decline in margin in fiscal 2002 is primarily due to several large volume contracts at lower margins and changes in product mix.

              Security Systems Division sales were higher by 3.3% in fiscal 2002 because of heightened concerns over security and an acceleration in the conversion from analog to digital technology. Gross margin was up to 23.6% in fiscal 2002 from 23.0% in fiscal 2001 as higher margin digital technology products represented a larger percentage of sales.

              Display Systems Group sales increased 2.1% in fiscal 2002 with strong growth in custom flat panel monitor sales of 14.2% and growth in medical monitor sales of 6.2%, due to expanded product offerings, partially offset by a decline in cathode ray tube sales of 13.2% as markets shift to liquid crystal display monitors. Gross margin as a percent of sales was 26.1% in fiscal 2002, compared to 24.5% in fiscal 2001. The margin increase reflects a general improvement in flat panel monitor and medical monitor margins driven by increased value added from our engineered solutions model.

              Other sales primarily consisted of medical system sales. On February 22, 2002, we sold our medical glassware business, including the reloading and distribution of X-ray, CT, and image intensifier tubes, to Royal Philips Electronics amid continued decline in sales and gross margins due to increased competition in the replacement market and production inefficiencies in tube reloading. Medical system sales decreased 25.8% in fiscal 2002 primarily as a result of the sale of the medical glassware business during the year.

              North American sales decreased 20.1% in fiscal 2002 as a direct result of the general economic conditions particularly in telecommunication and semiconductor markets. Sales in Europe decreased 9.2% in fiscal 2002 primarily due to lower RF and Wireless Communications demand. Asia/Pacific sales increased 21.3% in fiscal 2002 led by strong RF and Wireless Communications growth. Sales in Latin America increased 3.4% in fiscal 2002 primarily due to RF and Wireless Communications and Security Systems growth.

              Selling, General and Administrative Expenses.    Selling, general and administrative expenses increased $4.6 million in fiscal 2002 primarily due to the loss we recorded related to the sale of our medical glassware business. In fiscal 2002, the effect of acquisitions and continued investment in our engineering staff was partially offset by strict cost control measures on certain discretionary expenses.

              Other Income and Expense.    Interest expense increased 11.1% in fiscal 2002 primarily because of the charge related to the interest rate exchange agreements not designated as hedges upon the adoption of SFAS No. 133. Investment income includes realized capital gains of $49,000 and $222,000 in fiscal 2002 and fiscal 2001. Foreign exchange and other expenses primarily reflect changes in the value of the U.S. dollar relative to foreign currencies.

              Income Tax Provision.    Our effective tax rates were 35.6% in fiscal 2002 and 32.8% in fiscal 2001. The rates differ from the statutory rates of 34% in fiscal 2002 and 35% in fiscal 2001 primarily due to our foreign sales corporation benefit on export sales and, in fiscal 2001, realization of tax benefit on prior years' foreign losses, offset by state income taxes.

              Net Results.    In fiscal 2002, we recorded a net loss of $11.5 million, compared to net income of $17.7 million in fiscal 2001. The loss in fiscal 2002 included after tax charges related to the medical glassware business disposition of $2.9 million, inventory obsolescence and overstock of $9.8 million, and other charges of $0.5 million.

Identification of Material Weaknesses in Internal Control over Financial Reporting

              In connection with the audit of our financial statements for the fiscal year ended May 29, 2004, KPMG LLP, our independent auditors, which we refer to as "KPMG," discussed with the Audit Committee a number of issues that may constitute material weaknesses in our internal control over financial reporting. Although these issues were identified by KPMG as material weaknesses in the meeting with the Audit Committee, it has informed us that its presentation did not constitute a formal or definitive notice to us that material weaknesses exist. KPMG has indicated that it is still in the process of completing its annual audit, but given the information it currently possesses, KPMG expects to deliver a letter to us at the conclusion of its audit reporting the existence of six material weaknesses in internal control, as discussed in "Prospectus Summary—Recent Developments."

              Ernst & Young LLP, which we refer to as "E&Y," audited our financial statements for our 2001, 2002 and 2003 fiscal years. We dismissed E&Y and appointed KPMG as our independent auditors in August 2003, as described under "Experts" beginning on page 86. KPMG has not completed an audit of, or issued an audit report with respect to, any of the financial statements included in this prospectus.

              Upon completion of the annual audit, KPMG may identify additional issues which, either individually or in the aggregate, constitute a material weakness. KPMG has indicated to both the Audit Committee and management that none of the identified material weaknesses has resulted in material inaccuracies in our financial results for the fiscal year ended May 29, 2004. In addition, we believe that the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) were and continue to be effective in timely alerting us to material financial information required to be included in our periodic filings. However, we cannot assure you that KPMG will not determine otherwise prior to the release of our Annual Report on Form 10-K for the fiscal year ended May 29, 2004 or that our internal control processes are sufficient to alert us to all material information that is required to be filed in our periodic reports with the SEC, or to provide reasonable assurance that our financial statements are fairly presented in conformity with accounting principles generally accepted in the United States. Additionally, ineffective internal controls would place us at increased risk of fraud or misuse of corporate assets.

              To the extent that any material weaknesses are identified in our internal controls, significant resources from our management team may be required to implement and maintain effective controls and procedures. In addition, we may need to hire additional employees and further train our existing employees and may experience higher than anticipated capital expenditures and operating expenses, during the implementation of these changes and thereafter. If we are unable to implement these changes effectively or efficiently, there could be a material adverse effect on our operations or financial results.

              We are evaluating our policies and procedures that relate to the material weaknesses identified by KPMG, and will implement any additional measures necessary to rectify any deficiencies in our internal controls as soon as practicable. We also intend to continue to conduct monthly financial reviews in an attempt to identify any discrepancies that may arise as a result of a failure of an internal control.

Earnings Guidance

              Our bookings (which we define to mean purchase orders which we have received from, or which have been communicated by, a customer) and backlog (which we define to mean bookings remaining and scheduled to be shipped within the next fiscal quarterly period) continued to strengthen throughout fiscal 2004, primarily associated with wireless growth and broad based increases in industrial demand for power products. At the end of the fourth quarter of fiscal 2004, backlog scheduled for shipment within the next three months has increased for four consecutive quarters and bookings have increased for five consecutive quarters. Based on an assumed continuation of these trends and sales of new products, we currently anticipate growth in revenue and earnings for fiscal 2005. We currently estimate that revenues will range from $580 million to $620 million. We expect gross margin to be in the range of 24.7% to 25.3% with operating expenses between 20.5% and 21.0% of sales. We estimate that net income will be between $8.9 million and $10.3 million and that earnings per diluted share will be between $0.60 to $0.70, excluding the effect of the issuance of shares we are offering by this prospectus and the potential exchange offer.

              In developing these estimates, we gave some weight to the amounts of recent percentage increases in backlog and bookings, which exceeded the anticipated growth rates in revenues and earnings per diluted share for fiscal 2005. Bookings in the fourth quarter of fiscal 2004 increased approximately 35% from the fourth quarter of fiscal 2003. Backlog at the end of the fourth quarter of fiscal 2004 increased approximately 55% compared to the prior year period end. However, due largely to the early stage of the possible economic recovery, and the fact that backlog has historically represented less than one-third of revenues in any fiscal quarter, we do not believe that the actual percentage increases in bookings and backlog are likely to result in comparable increases in annual revenues. Instead, we view the increases in bookings and backlog as providing an indication there is a reasonable possibility that the revenues will approximate their average historical seasonal pattern, based on the period from fiscal 1993 through 2003. We experience moderate seasonality in our business and typically realize lower sequential revenues in our first and third fiscal quarters, reflecting decreased transaction volume in the summer and holiday months. Conversely, we typically realize higher sequential revenues in the second and fourth fiscal quarters due to the absence of holidays and vacations. On an average sequential quarter basis during the period from fiscal 1993 through 2003, our first quarter revenues decreased approximately 5%, our second quarter revenues increased approximately 10%, our third quarter revenues decreased approximately 3% and our fourth quarter revenues increased approximately 9%. In fiscal 2004, the sequential fourth quarter sales increase is estimated to be approximately 14%. In any event, our estimates are subject to risks and uncertainties that could cause actual results to differ materially from those estimates, as described in "Risk Factors" and "Forward-Looking Statements."

Liquidity and Capital Resources

              In recent years, we have financed our growth and cash needs largely through income from operations and borrowings under revolving credit facilities. Liquidity provided by our operating activities is reduced by working capital requirements, debt service, capital expenditures, dividends, and business acquisitions. Liquidity is increased by proceeds from borrowings and business dispositions.

              We provide engineered solutions, including prototype design and assembly, in niche markets. Additionally, we specialize in certain products representing trailing-edge technology that may not be available from other sources, and may not be currently manufactured. In many cases, our products are components of production equipment for which immediate availability is critical to the customer. Accordingly, we enjoy higher gross margins, but have larger investments in inventory than those of a commodity electronics distributor.

              Cash provided by operations was $7.8 million in fiscal 2003 and $33.1 million in fiscal 2002, while in fiscal 2001, $18.7 million of cash was used in operations. Working capital requirements increased by $3.2 million in fiscal 2003 as enhanced collection of receivables and improved inventory management did not fully offset a decrease in days payable. Working capital requirements decreased $22.2 million in fiscal 2002 in line with the 11.7% sales reduction. In fiscal 2001, additional investments in working capital to support sales growth were $44.4 million.

              Cash and cash equivalents were $19.7 million at February 28, 2004, an increase of $2.9 million from the beginning of the year. During the first nine months of fiscal 2004, we generated $14.2 million of cash from operating activities. Working capital decreased $4.3 million, largely due to an increase in accounts payable of $7.6 million and a decrease in inventory of $4.3 million, partially offset by a $8.9 million accounts receivable increase.

              Inventory days were approximately 89 days at the end of the third quarter of fiscal 2004, compared with 86 days at the end of the second quarter and 97 days at the end of fiscal 2003. Inventory levels and the associated inventory turns reflect our ongoing inventory management efforts. Inventory management remains an area of focus as we seek to balance the need to maintain strategic inventory levels to ensure competitive lead times against the risk of inventory obsolescence because of rapidly changing technology and customer requirements.

              The increase in accounts receivable was due to increased sales volume as days sales outstanding was flat at 58 days at the end of the third quarter of 2004 as compared to the end of the second quarter and slightly down from the end of fiscal 2003 level of 59 days.

              Days payable were approximately 27 days at the end of the third quarter of 2004, compared to 26 days at the end of the second quarter and 22 days at the end of fiscal 2003. The increase in days payable is primarily due to extended terms negotiated with vendors on large stocking orders.

              Quarterly dividends of $0.04 per common share and $0.036 per class B common share in the total amount of $1.7 million for the nine months were offset by $1.5 million in proceeds from the exercise of stock options by employees, resulting in net cash used in financing activities of $7.7 million. Annual dividend payments for fiscal 2003 amounted to $2.2 million. The policy regarding payment of dividends is reviewed periodically by the board of directors in light of the Company's operating needs and capital structure. Over the last 15 years, the Company was in a position to regularly pay a quarterly dividend of $0.04 per common share and $0.036 per class B common share. Management currently expects this trend to continue in fiscal 2004.

              We spent approximately $3.9 million on capital projects during the first nine months of fiscal 2004 primarily related to PeopleSoft development costs and ongoing investments in information technology infrastructure. Over the next two quarters management estimates the capital expenditures to increase to approximately $2.0 million per quarter as the enterprise resource planning software implementation progresses. The $1.0 million earnout payment represents a cash outlay associated with the Pixelink and Celti acquisitions as the business units achieved certain operating performance criteria.

              We spent approximately $6.1 million on capital projects during fiscal 2003 primarily related to capitalized PeopleSoft development costs ($3.0 million), facility improvements at the Corporate headquarters (over $1.0 million), as well as ongoing efficiencies in operating and information technology infrastructure.

              As of the end of fiscal 2003, we maintained $138.4 million in long-term debt primarily in the form of two issues of convertible debentures and a multi-currency credit facility. In fiscal 2004, the interest payments on the debentures of $2,767,000 each are scheduled for June and December of 2003. We have a multi-currency revolving credit facility agreement in the amount of $102.0 million. The agreement matures in September 2005, when the outstanding balance at that time will become due. At May 31, 2003, $65.8 million was outstanding on the facility. We have pledged substantially all of our assets, including stock of our subsidiaries, as security for our obligations under the credit facility. The agreement bears interest at applicable LIBOR rates plus a margin, varying with certain financial performance criteria. At May 31, 2003, the applicable margin was 225 basis points and $36.2 million was available under the total facility. This amount was reduced to $9.4 million due to the borrowing base limitations. At February 28, 2004, the applicable margin was 225 basis points, $60.5 million was outstanding and $41.5 million was available under the total facility. This available amount was reduced to $17.8 million due to the borrowing base limitations.

              In the nine-month period of fiscal 2004, we reduced our long-term debt by $6.5 million as $7.6 million was paid down under the multi-currency credit facility. Foreign currency translation increased the debt by $1.6 million, while payments on the interest rate exchange hedges accounted for the balance of the debt reduction. We were in compliance with all debt covenants for the nine-month period ended February 28, 2004.

              The credit agreement and debenture indentures contain financial covenants with which we were in full compliance at May 31, 2003 and February 28, 2004. These covenants include benchmark levels for tangible net worth, borrowing base, senior funded debt to cash flow, and annual debt service coverage. In addition, we would be in default of our credit agreement if Mr. Edward Richardson's stock were not sufficient for him to elect a majority of our board of directors and control any amendment to our by-laws. In connection with this offering and the exchange offer, we have obtained the consent and waiver from the lenders of certain covenants contained in the credit agreement, subject to certain customary conditions. See "The Exchange Offer."

              We have interest rate exchange agreements to convert approximately $37.2 million of our floating rate debt to an average fixed rate of 8% through July 2004. At June 1, 2001, in connection with the adoption of SFAS No. 133, we recorded a transition adjustment relating to these agreements, which reduced other accumulated comprehensive income in shareholders' equity by $971,000, after tax. In addition, we recorded $789,000 in fiscal 2003 and $1,926,000 in fiscal 2002 related to these agreements as additional interest expense in the statement of operations.

              As of February 28, 2004, we had $30,825,000 aggregate principal amount of our 7 1/4% debentures outstanding and $40,000,000 aggregate principal amount of our 8 1/4% debentures outstanding. If we are unable to exchange or redeem all or some of this debt, it is likely that we will not be able to generate sufficient cash to repay the outstanding debentures at maturity. The working capital requirements of our business result in substantial fluctuations in our cash balances during fiscal quarters. We are unlikely to be able to redeem or repay the outstanding debentures at maturity without depleting our cash balance to a level that would be insufficient to support our business.

              We also plan to offer to exchange any and all of our outstanding debentures that are validly tendered and not withdrawn for an equal principal amount of notes. The exchange offer, if commenced, would be made by a separate prospectus and the related letter of transmittal. The exchange offer would not be contingent upon the closing of this offering. While we believe we would be able to strengthen our financial position, improve our capital structure, and reduce our cash expenditures by conducting the exchange offer, we may not be successful. If we do not commence the exchange offer or if it is unsuccessful and we are unable to repay the outstanding debentures at maturity, our default in payment of the outstanding debentures would trigger an event of default, or a cross-default, under the separate indenture that would govern any notes that may be issued in the exchange offer as well as our credit agreement and could trigger acceleration of the related debt. In addition, the lenders under our credit agreement could foreclose on their collateral, which includes equity interests in our subsidiaries, and exercise other rights of secured creditors. Any default under our credit agreement or the indentures governing the outstanding debentures or the notes could adversely affect our growth, our financial condition, our results of operations, our ability to make payments on our debt obligations, our ability to obtain favorable financing terms and, ultimately, could affect our ability to continue as a going concern and could require us to seek judicial or bankruptcy relief.

              Currently, we do not have any financing plans for payment of the outstanding debentures other than this offering and the exchange offer. If this offering is successfully completed, we intend to use the net proceeds to repay borrowings under our credit agreement. Subsequently, in the event debentures remain outstanding after completion of the exchange offer, we intend to reborrow an amount not in excess of the net proceeds of this offering to redeem those debentures to the extent of such proceeds.

If the proceeds from this offering are insufficient to redeem all of the outstanding debentures and the exchange offer is not commenced or is unsuccessful, we will evaluate alternative financing plans for payment of the outstanding debentures at that time, taking into account the then existing market conditions. See "The Exchange Offer."

              We believe that the exchange offer, if successful, would strengthen our financial position, improve our capital structure and reduce our cash expenditures by:

    •
    reducing our interest expense;

    •
    increasing the likelihood that those who hold our convertible debt securities will elect to convert into shares of our common stock due to the expected lower conversion price of the notes as compared to the outstanding debentures; and

    •
    issuing the notes with an expected maturity date beyond that of the outstanding debentures, both series of which mature in 2006. See "The Exchange Offer."

              See "—Risk Management and Market Sensitive Financial Instruments" for information regarding the effect on net income of market changes in interest rates.

              On June 8, 2004, we entered into a contract to sell approximately 205 acres of real estate adjoining our headquarters for $10,966,500. The contract is subject to a number of conditions, including governmental approvals, including rezoning to permit development of a residential subdivision, as well as environmental testing and other customary conditions. Accordingly, we cannot give any assurance as to the timing or successful completion of the transaction.

Contractual Obligations and Contingent Commitments

              Certain contractual obligations and other commercial commitments as of February 28, 2004 by expiration period are presented in the table below:

	Payments due by fiscal period as of February 28, 2004
	2004	2005	2006	2007	2008	Beyond	Total
Convertible debentures	$–	$3,850	$6,225	$60,750	$–	$–	$70,825
Floating-rate multi-currency revolving credit facility	–	–	60,435	–	–	–	60,435
Financial instruments	448	149	–	–	–	–	597
Facility lease obligations	991	2,971	1,973	1,037	711	740	8,423
Performance bonds	–	645	–	–	–	–	645
Contingent and earnout payments	5,979	1,084	–	–	–	–	7,063
Other	15	70	–	–	–	–	85

Total	$7,433	$8,769	$68,633	$61,787	$711	$740	$148,073

              Convertible debentures consist of the 8 1/4% debentures, with principal of $40,000,000 due June 2006, and the 7 1/4% debentures, with principal of $30,825,000 due December 2006. With respect to the 7 1/4% debentures, we are required to make sinking fund payments of $3,850,000 in fiscal 2005 and $6,225,000 in fiscal 2006. The floating-rate multi-currency revolving credit facility matures in September of 2005 and bears interest at applicable LIBOR rates plus a 225 basis point margin. Financial instruments represent remaining liability associated with our interest rate exchange agreements. Facility lease obligations are related to certain warehouse and office facilities under non-cancelable operating leases. Certain African and Latin American customers require performance bonds with expiration dates between July and December of 2004, renewable annually. Contingent and earnout payments represent additional consideration to be paid pursuant to certain of our acquisition agreements assuming certain operation performance criteria are met. We acquired Pixelink Corporation during fiscal year 1999 and Celti Electronics and AVIV Electronics during fiscal year 2001. The terms of these acquisition agreements provide for additional consideration to be paid if the acquired entities results of operations exceed certain targeted levels or other criteria. For Aviv, additional consideration will be paid on a percentage of operating income with a guaranteed minimum. For Pixelink, additional consideration will be paid on a percentage of operating income and in the case of Celti, additional consideration will be paid on a percentage of operating income once a minimum threshold is achieved. Such amounts are paid in cash and recorded when earned as additional consideration and amounted to $764,000 and $1,008,000 for the nine months ended February 28, 2003 and 2004, respectively. Contingent and earnout payments, including the amounts paid during fiscal 2004 to date, associated with these acquisitions amount to $5,979,000 and will be payable in fiscal 2004, assuming the goals established in all agreements are met. The $1,084,000 fiscal year 2005 contingent and earnout payment will be payable in fiscal 2005 assuming the goals established in the acquisition agreement are met.

              Our management believes that the existing sources of liquidity, including current cash and equivalents as well as cash provided by operating activities, supplemented as necessary with funds available under our credit arrangements, will provide sufficient resources to meet our present and future working capital and other cash requirements for at least the next twelve months.

Critical Accounting Policies and Estimates

              Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make significant estimates and judgments that affect the reported amounts of assets, liabilities, revenues, and expenses and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to allowances for doubtful accounts, inventories, intangible assets, income taxes, and contingencies and litigation. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

              The policies discussed below are considered by management to be critical to understanding our financial position and results of operations. Their application involves more significant judgments and estimates in preparation of the Company's consolidated financial statements. For all of these policies, management cautions that future events rarely develop exactly as forecast, and the best estimates routinely require adjustment.

              Allowance for Doubtful Accounts.    We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. The estimates are influenced by the following considerations: continuing credit evaluation of customers' financial conditions; aging of receivables, individually and in the aggregate; large number of customers and their dispersion across wide geographic areas; collectability and delinquency history by geographic area; and the fact that no single customer accounts for 10% or more of net sales. Material changes in one or more of these considerations may require adjustments to the allowance affecting net income and net carrying value of Accounts Receivable. As of May 31, 2003, the balance in the account was $3,350,000.

              Impairment of Investments.    We hold a portfolio of investment securities and periodically assess its recoverability. In the event of a decline in fair value of an investment, the judgment is made whether the decline is other-than-temporary. Management's assessment as to the nature of a decline is largely based on the duration of that market decline, financial health of and specific prospects for the issuer, and our cash requirements and intent to hold the investment. If an investment is impaired and the decline in market value is considered to be other-than-temporary, an appropriate write-down is recorded.

              In fiscal 2003, an investment impairment of $72,000 was recorded in operating results. In addition, the carrying value of certain investments was $240,000 below cost based on the closing prices on May 31, 2003. In preparing fiscal 2003 financial statements, management concluded that these stock price declines were temporary and no additional write-down was required as of May 31, 2003.

              Inventories.    In fiscal 2001, 2002 and 2003, we carried our inventories at the lower of cost or market using the last-in, first-out (LIFO) method. Effective June 1, 2003, the North American operations, which represent a majority of our operations and approximately 76% of our inventories, changed from the LIFO method to the first-in, first-out (FIFO) method. All other inventories were consistently stated at the lower of cost or market using the FIFO method. The FIFO method is preferable in these circumstances because it provides a better matching of revenue and expenses in our business environment. The accounting change was not material to the financial statements for any of the periods, and accordingly, no retroactive restatement of prior years' financial statements was made.

              Provisions for obsolete or slow moving inventories are recorded based upon regular analysis of stock rotation, obsolescence, and assumptions about future demand and market conditions. If future demand, change in the industry, or market conditions differ from management's estimates, additional provisions may be necessary.

              In fiscal 2003 and 2002, we recorded inventory obsolescence and overstock provisions of $13.8 million and $15.3 million, respectively, which were included in the cost of sales. The provisions were principally for obsolete and slow moving parts. The parts were written down to estimated realizable value.

              We recently implemented new policies and procedures to strengthen our inventory management process while continuing to invest in system technology to further enhance our inventory management tools. These policy and procedure changes included increased approval authorization levels for inventory purchases, quarterly quantitative and qualitative inventory aging analysis and review, changes in our budgeting process to establish targets and metrics that relate to our return on assets rather than only a revenue and profit expectation, and realignment of our incentive programs in accordance with these targets and metrics. We are committed to inventory management as an ongoing process as the business evolves and technology changes.

              Long-Lived and Intangible Assets.    We periodically evaluate the recoverability of the carrying amounts of our long-lived assets, including software, property, plant and equipment. Impairment is assessed when the undiscounted expected cash flows derived from an asset are less than its carrying amount. If impairment exists, the carrying value of the impaired asset is written down and impairment loss is recorded in operating results. In assessing the potential impairment of our goodwill and other intangible assets, management makes significant estimates and assumptions regarding the discounted future cash flows to determine the fair value of the respective assets on an annual basis. These estimates and their related assumptions include, but are not limited to, projected future operating results, industry and economy trends, market discount rates, indirect expense allocations, and tax rates. If these estimates or assumptions change in the future as a result of changes in strategy, our profitability, or market conditions, among other factors, this could adversely affect future goodwill and other intangible assets valuations and result in additional impairment charges.

              Effective June 1, 2002, we adopted Statement of Financial Accounting Standard No. 142 (SFAS 142), Goodwill and Other Intangible Assets. This statement changed the accounting for goodwill and indefinite-lived assets from an amortization approach to an impairment-only approach. As a result of the adoption of SFAS No. 142, we recorded a transitional impairment charge during the first quarter of fiscal 2003 of $21.6 million ($17.9 million net of tax), presented as a cumulative effect of accounting change. We performed our annual impairment test during the fourth quarter of fiscal 2003. We did not find any indication that additional impairment existed and, therefore, no additional impairment loss was recorded.

New Accounting Pronouncements

              In June 2002, the FASB issued Statement of Financial Accounting Standard No. 146 (SFAS 146), Accounting for Costs Associated with Exit or Disposal Activities. SFAS 146 provides guidance on the accounting for recognizing, measuring, and reporting of costs associated with exit and disposal activities, including restructuring activities. SFAS 146 adjusts the timing of when a liability for termination benefits is to be recognized based on whether the employee is required to render future service. A liability for costs to terminate an operating lease or other contract before the end of its term is to be recognized when the entity terminates the contract or ceases using the rights conveyed by the contract. All other costs associated with an exit or disposal activity are to be expensed as incurred. SFAS 146 requires the liability to be measured at its fair value with subsequent changes in fair value to be recognized each reporting period utilizing an interest allocation approach. The pronouncement is effective for exit or disposal activities initiated after December 31, 2002.

              In November 2002, FASB issued Interpretation No. 45 (FIN 45), Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN 45 requires certain guarantees to be measured at fair value upon issuance and recorded as a liability. In addition, FIN 45 expands current disclosure requirements regarding guarantees issued by an entity, including tabular presentation of the changes affecting an entity's aggregate product warranty liability. The recognition and measurement requirements of the interpretation are effective prospectively for guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for us commencing in our annual financial statements for the fiscal year ended May 31, 2003.

              In December 2002, the FASB issued SFAS 148, Accounting for Stock-Based Compensation—Transition and Disclosure, an Amendment of FASB Statement No. 123. SFAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends certain provisions of SFAS 123 to require that disclosure of the pro forma effect of applying the fair value method of accounting for stock-based compensation be prominently displayed in an entity's accounting policy in annual and interim financial statements. We are required to follow the prescribed format and provide the additional disclosures required by SFAS 148 in its annual financial statements for the fiscal year ended May 31, 2003, and must also provide the disclosures in its quarterly reports containing condensed financial statements for interim periods beginning with the quarterly period ending February 28, 2003.

              In January 2003, the FASB issued Interpretation No. 46 (FIN 46), Consolidation of Variable Interest Entities (VIE). FIN 46 requires that if a company holds a controlling financial interest in a VIE, the assets, liabilities, and results of the VIE's activities should be consolidated in the entity's financial statements. We do not expect FIN 46 to have a material impact on our consolidated results of operations or financial position.

              SFAS 149 was issued in April 2003 and amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS 149 is generally effective for derivative instruments, including derivative instruments embedded in certain contracts, entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. We do not expect the adoption of SFAS 149 to have a material impact on our operating results or financial condition.

              In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristic of Both Liabilities and Equity. This statement establishes standards for how an issuer classifies and measures in its statement of financial position certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 requires that an issuer classify a financial instrument that is within the scope as a liability (or an asset in some circumstances) because that financial instrument embodies an obligation of the issuer. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim periods beginning after June 15, 2003. The pronouncement is not expected to have a material impact on our consolidated results of operations or financial position.

Risk Management and Market Sensitive Financial Instruments

              Our foreign denominated assets and liabilities are cash, accounts receivable, inventory, and accounts payable, primarily in Canada and member countries of the European community and, to a lesser extent, in Asia/Pacific and Latin America. We monitor our foreign exchange exposures and have entered into forward contracts to hedge significant transactions; however, this activity is infrequent. In fiscal 2003, we entered into two such transactions with a total value of approximately $450,000. Through the first nine months of fiscal 2004, we entered into only one forward contract with an approximate value of $85,000. Other tools that may be used to manage foreign exchange exposures include the use of currency clauses in sales contracts and the use of local debt to offset asset exposures.

              As discussed above, our debt financing, in part, varies with market rates exposing us to the market risk from changes in interest rates. Certain of our operations, assets, and liabilities are denominated in foreign currencies subjecting us to foreign currency exchange risk. In order to provide the user of these financial statements guidance regarding the magnitude of these risks, the Securities and Exchange Commission requires us to provide certain quantitative disclosures based upon hypothetical assumptions. Specifically, these disclosures require the calculation of the effect of a 10% increase in market interest rates and a uniform 10% strengthening of the U.S. dollar against foreign currencies on our reported net earnings and financial position.

              Under these assumptions, additional interest expense, tax effected, would have increased the net loss by $81,000 in fiscal 2003 and $247,000 in fiscal 2002, respectively. These amounts were determined by considering the impact of the hypothetical 10% interest rate increase on our variable rate outstanding borrowings.

              Had the U.S. dollar strengthened 10% against various foreign currencies, sales would have been lower by an estimated $20.2 million in fiscal 2003 and $19.3 million in fiscal 2002. Total assets would have declined by $7.5 million and $8.1 million, while the total liabilities would have decreased by $4.4 million and $4.1 million in fiscal 2003 and fiscal 2002, respectively. These amounts were determined by considering the impact of the hypothetical 10% decrease in average foreign exchange rates against the U.S. dollar on the sales, assets, and liabilities of our international operations.

              The interpretation and analysis of these disclosures should not be considered in isolation since variances in interest rates and exchange rates would likely influence other economic factors. These factors, which are not readily quantifiable, would likely also affect our operations.

THE EXCHANGE OFFER

General

              We also expect to offer to exchange $1,000 principal amount of notes for each $1,000 principal amount of our 7 1/4% debentures or 8 1/4% debentures that are validly tendered and not withdrawn. We expect the exchange offer will be subject to important conditions, including that at least 75% of the outstanding debentures are validly tendered and not withdrawn by the expiration of the exchange offer, subject to our reserved rights to amend or waive those conditions or otherwise terminate the exchange offer. The exchange offer, if commenced, would be made by a separate prospectus and the related letter of transmittal. The exchange offer would not be contingent upon the closing of this offering. We expect to commence the exchange offer after the closing of this offering.

              We will not establish the terms of the notes until shortly before we commence the exchange offer. While we expect the terms of the notes to reflect those described below, we cannot assure you that the final terms will not change from those described below.

Description of Notes

              We expect that the notes will mature in 2011 unless earlier converted, redeemed, or repurchased and will be issued in denominations of $1,000 and integral multiples thereof. The notes will be limited to $70,825,000 aggregate principal amount.

              The notes will be our unsecured obligations. The payment of principal of, and interest on, the notes, as set forth in the indenture, will rank senior to the following:

    •
    the 7 1/4% debentures;

    •
    the 8 1/4% debentures, which are also senior to the 7 1/4% debentures; and

    •
    future indebtedness that is expressly made subordinate to the notes.

              The notes will be subordinated to our Senior Indebtedness (as defined in the indenture governing the notes), including amounts borrowed under our credit agreement and future indebtedness that is not expressly subordinate to the notes. As of February 28, 2004, we had $61,117,355 in Senior Indebtedness. In addition, the notes will be structurally subordinate to any indebtedness of our subsidiaries. Any right of ours to receive assets of any of our subsidiaries upon their insolvency, dissolution or reorganization and the dependent right of holders of the notes to have rights in those assets, will be subject to the prior claim of any creditors of that subsidiary. As of February 28, 2004, our subsidiaries had $14,976,701 of indebtedness, excluding indebtedness that is also Senior Indebtedness.

              The notes may be converted into shares of our common stock at a specified conversion price per share of common stock. The conversion price will be subject to adjustment if certain events occur, including, but not limited to, the payment of cash dividends in excess of an annualized rate of $0.16 per share of common stock.

              Initially, the notes will not be redeemable by us at any time. On or after a certain date, we will be able to redeem the notes, in whole or in part, at any time at a redemption price equal to 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest, if any, to, but excluding the date of redemption; provided that the closing price of our common stock has been above the conversion price for 20 trading days during any 30 trading day period prior to the date of mailing of the redemption notice. On or after a certain date, we will be able to redeem the notes, in whole or in part, at any time at a redemption price equal to 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest, if any, to, but excluding the date of redemption. In addition, upon a change of control, holders of notes will have the right to require us to repurchase the notes at 101% of the principal amount thereof plus accrued and unpaid interest to the date of redemption, if any. We will be able to pay the repurchase price in cash, or in shares of our common stock based on a discounted formula price.

              The notes will be issued under an indenture between us and a trustee. The indenture will not limit the amount of debt, including Senior Indebtedness, that we may issue or incur. The indenture will be subject to and governed by the Trust Indenture Act of 1939, as amended.

OUR BUSINESS

Our Company

              We are a global provider of engineered solutions and a distributor of electronic components to the radio frequency, or RF, and wireless communications, industrial power conversion, security, and display systems markets. We are committed to a strategy of providing specialized technical expertise and value-added products, which we refer to as "engineered solutions," in response to our customers' needs. We estimate that sales involving engineered solutions are in the range of approximately 50% of our total sales, consisting of:

    •
    products which we manufacture or modify;

    •
    products which are manufactured to our specifications by independent manufacturers under our own private labels; and

    •
    value we add through design-in support, systems integration, prototype design and manufacturing, testing, and logistics for our customers' end products. We define design-in support to be component modifications or the identification of lower-cost product alternatives or complementary products.

              Our products include RF and microwave components, power semiconductors, electron tubes, microwave generators, data display monitors, and electronic security products and systems. These products are used to control, switch or amplify electrical power or signals, or as display, recording or alarm devices in a variety of industrial, communication, and security applications.

              Our broad array of technical services and products supports both our customers and vendors.

Our Strategic Business Units

              We serve our customers through four strategic business units, each of which is focused on different end markets with distinct product and application needs. Our four strategic business units are:

    •
    RF and Wireless Communications Group;

    •
    Industrial Power Group;

    •
    Security Systems Division; and

    •
    Display Systems Group.

              Each strategic business unit has dedicated marketing, sales, product management, and purchasing functions to better serve its targeted markets. The strategic business units operate globally, serving North America, Europe, Asia/Pacific, and Latin America.

              Selected financial data attributable to each strategic business unit and geographic data for fiscal 2001, 2002, and 2003 is set forth in note L of the notes to our consolidated financial statements included elsewhere in this prospectus.

RF and Wireless Communications Group

              Our RF and Wireless Communications Group serves the expanding global RF and wireless communications market, including infrastructure and wireless networks, as well as the fiber optics market. Our team of RF and wireless engineers assists customers in designing circuits, selecting cost effective components, planning reliable and timely supply, prototype testing, and assembly. The group offers our customers and vendors complete engineering and technical support from the design-in of RF and wireless components to the development of engineered solutions for their system requirements.

              We expect continued growth in wireless applications as the demand for all types of wireless communication increases worldwide. We believe wireless networking and infrastructure products for a number of niche applications will require engineered solutions using the latest RF technology and electronic components, including:

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    automotive telematics, which is the use of computers and telecommunications to provide wireless voice and data applications in motor vehicles;

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    RF identification, which is an electronic data collection and identification technology for a wide range of products to transfer data between a movable item and a reader to identify, track, or locate items; and

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    wireless local area networks.

              In addition to voice communication, we believe the rising demand for high-speed data transmission will result in major investments in both system upgrades and new systems to handle broader bandwidth.

              We support these growth opportunities by partnering with many of the leading RF and wireless component manufacturers. A key factor in our ability to maintain a strong relationship with our existing vendors and to attract new vendors is our ability to supply them with worldwide demand forecasts for their existing products as well as products they have in development. We have developed internal systems to capture forecasted product demand by potential design opportunity based on ongoing dialog between our sales team and our customers. We share this information with our manufacturing suppliers to help them predict near and long-term demand and product life cycles. We have global distribution agreements with such leading suppliers as ANADIGICS, Anaren, HUBER+SUHNER, M/A-COM, Motorola, and WJ Communications. In addition, we have relationships with many niche RF and wireless suppliers to allow us to serve as a comprehensive RF and wireless resource.

              We participate in most RF and wireless applications and markets in the world, focusing on infrastructure rather than consumer-driven subscriber applications.

              The following is a description of our RF and Wireless Communications Group's major product areas:

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    RF and Microwave Devices—a wide variety of components, such as RF transistors, mixers, switches, amplifiers, oscillators, and RF diodes, which are used in infrastructure, wireless networking, and other related markets, such as broadcast, cable TV, cellular and personal communications service telephony, satellite, wireless local area networks, and various other wireless applications, including our newly developed In-home Amplifier, which helps increase the ability to send and receive cellular signals from the home.

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    Interconnect Devices—passive components used to connect all types of electronic equipment including those employing RF technology.

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    Fiber Optics—components including laser diodes, photo detectors, transamplifiers, and transceiver modules used in fiber optic communications for data communication and hybrid fiber coaxial and telecommunications markets.

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    Digital Broadcast—components and assemblies used in a broad range of applications in the digital broadcast market, including satellite, transmission, and RF components.

Industrial Power Group

              Our Industrial Power Group provides engineered solutions for customers in the steel, automotive, textile, plastics, semiconductor manufacturing, and transportation industries. Our team of engineers designs solutions for applications such as motor speed controls, industrial heating, laser technology, semiconductor manufacturing equipment, radar, and welding. We build on our expertise in power conversion technology to provide engineered solutions to fit our customers' specifications using what we believe are the most competitive components from industry-leading vendors.

              This group serves the industrial market's need for both vacuum tube and solid-state technologies. We provide replacement products for systems using electron tubes as well as design and assembly services for new systems employing power semiconductors. As electronic systems increase in functionality and become more complex, we believe the need for intelligent, efficient power management will continue to increase and drive power conversion demand growth.

              We represent leading manufacturers of electronic components used in industrial power applications. Among the suppliers we support are APT, Bussmann, Cornell-Dubilier, CPI, Ferraz, General Electric, Hitachi, International Rectifier, Jennings, Nissei-Arcotronics, Ohmite, Powerex, Toshiba, Triton, Tyco Electronics, United Chemi-Con and Wakefield.

              The following is a description of our Industrial Power Group's major product areas:

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    Power Semiconductors—solid-state, high-frequency, high power products used in semiconductor manufacturing equipment, uninterruptible power supplies, medical radiation, and industrial heating applications.

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    Silicon Controlled Rectifiers, Heat Sink Assemblies, and Power Semiconductor Modules—components used in many industrial control applications because of their ability to switch large amounts of power at high speeds. These silicon power devices are capable of operating at up to 4,000 volts at 2,000 amperes.

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    High Voltage and Power Capacitors—devices used in industrial, avionics, medical, and broadcast applications for filtering, high-current bypass, feed-through capacitance for harmonic attenuation, pulse shaping, grid and plate blocking, tuning of tank circuits, antenna coupling, and energy discharge.

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    Power Amplifier / Oscillator Tubes—vacuum or gas-filled tubes used in applications where current or voltage amplification and/or oscillation is required. Applications include induction heating, diathermy equipment, communications and radar systems, and power supplies for voltage regulation or amplification.

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    Microwave Generators—devices that incorporate magnetrons, which are high vacuum oscillator tubes used to generate energy at microwave frequencies. The pulsed magnetron is primarily used to generate high-energy microwave signals for radar applications. Magnetrons are also used in vulcanizing rubber, food processing, packaging, wood / glue drying, in the manufacture of wafers for the semiconductor industry and other industrial heating applications such as microwave ovens and by the medical industry for sterilization and cancer therapy.

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    Hydrogen Thyratrons—electron tubes capable of high speed and high voltage switching. They are used to control the power in laser and radar equipment and in linear accelerators for cancer treatment.

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    Thyratrons and Rectifiers—vacuum or gas-filled tubes used to control the flow of electrical current. Thyratrons are used to control ignitrons, electric motor speed controls, theatrical lighting, and machinery such as printing presses and various types of medical equipment. Rectifiers are used to restrict electric current flow to one direction in power supply applications.

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    Ignitrons—mercury pool tubes used to control the flow of large amounts of electrical current. Their primary applications are in welding equipment, power conversion, fusion research, and power rectification equipment.

Security Systems Division

              Our Security Systems Division is a global provider of closed circuit television, fire, burglary, access control, sound, and communication products and accessories for the residential, commercial, and government markets. We specialize in closed circuit television design-in support, offering extensive expertise with applications requiring digital technology. Our products are primarily used for security and access control purposes but are also utilized in industrial applications, mobile video, and traffic management.

              The security systems industry is rapidly transitioning from analog to digital imaging technology. We are positioned to take advantage of this transition through our array of innovative products and solutions marketed under our National Electronics™, Capture™, AudioTrak™, and Elite National Electronics™ brands, including advanced equipment such as digital video recorders, Internet-based amplifiers, covert cameras, speed dome cameras, and telephone-control-based closed circuit television systems. We expect to gain additional market share by marketing ourselves as a value-added service provider and partnering with our other strategic business units to develop customized solutions as the transition to digital technology continues in the security industry.

              We support our customer base with products from more than 100 manufacturers including such well-known names as Aiphone, Panasonic, Paradox, Pelco, Sanyo, and Sony, as well as our own private label brands, National Electronics™, Capture™, AudioTrak™and Elite National Electronics™.

              The following is a description of our Security Systems Division's major product areas:

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    Closed Circuit Television—products used in surveillance applications and for monitoring hazardous environments in the workplace. Products include: cameras, lenses, cathode ray tube and liquid crystal display monitors, multiplexers, time lapse recorders, computerized digital video recorders, Internet-based video servers, and accessories.

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    Burglar and Fire Alarms—devices used to detect the presence of smoke, fire, or intrusion, and communicate information both to occupants and to a central monitoring station.

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    Access Control—hardware-based and software-based solutions used to prevent, monitor and/or control access.

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    Commercial Sound Systems—sound reproduction components used in background music, paging, and telephonic interconnect systems.

Display Systems Group

              Our Display Systems Group is a global provider of integrated display products and systems to the public information, financial, point-of-sale, and medical imaging markets. The group works with leading hardware vendors to offer the highest quality liquid crystal display, plasma, cathode ray tube, and customized display monitors. Our engineers design custom display solutions that include touch screens, protective panels, custom enclosures, specialized finishes, application specific software, and privately branded products.

              The medical imaging market is transitioning from film-based technology to digital technology. Our medical imaging hardware partnership program allows us to deliver integrated hardware and software solutions for this growing market by combining our hardware expertise in medical imaging engineered solutions with our software partners' expertise in picture archiving and communications systems. Through such collaborative arrangements, we are able to provide integrated workstation systems to the end user.

              Our legacy business, replacement cathode ray tubes continues to be an important market. We achieved success in supplying replacement cathode ray tubes by developing an extensive cross-reference capability. This database, coupled with custom mounting hardware installed by us, enables us to provide replacement tubes for more than 200,000 models.

              We have long-standing relationships with key manufacturers including 3M, BarcoView, Clinton Electronics, IBM, Intel, NEC/Mitsubishi Displays, Panasonic Industrial, Philips-FIMI, Planar Systems, Siemens Displays, and Sony. We believe these vendor relationships give us a well-balanced and technologically advanced line of products.

              We have design and integration operations in LaFox, Illinois, and Hudson, Massachusetts and stocking locations in LaFox, Hudson, and Lincoln, England.

              The following is a description of our Display Systems Group's major product areas:

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    Cathode Ray Tubes—vacuum tubes that convert an electrical signal into a visual image to display information on data display monitors, cathode ray tubes are used in various environments, including hospitals, financial institutions, airports, and numerous other applications wherever large user groups share electronic data visually. This product line includes both monochrome and color tubes.

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    Flat Panel Displays—display monitors incorporating a liquid crystal or plasma panel, as an alternative to the traditional cathode ray tube technology, typically a few inches in depth and ranging from 10" to 52" measured diagonally. These displays are typically integrated with touchscreen technology or special mounting configurations based on the customer's requirements.

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    High Resolution Medical Displays—an integral component of picture archiving and communications systems, displays are used in diagnostic and non-diagnostic imaging to display the digital image generated from computed tomography, magnetic resonance imaging, radiography, and other digital modalities.

Business Strategies

              We are pursuing a number of strategies designed to enhance our business and, in particular, to increase sales of engineered solutions. Our strategies are to:

              Capitalize on Engineering and Manufacturing Expertise.    We believe that our success is largely attributable to our core engineering and manufacturing competency and skill in identifying cost-competitive solutions for our customers, and we believe that these factors will be significant to our future success. Historically, our primary business was the distribution and manufacture of electron tubes and we continue to be a major supplier of these products. This business enabled us to develop manufacturing and design engineering capabilities. Today, we use this expertise to identify engineered solutions for customers' applications—not only in electron tube technology but also in new and growing end markets and product applications. We work closely with our customers' engineering departments which allows us to identify engineered solutions for a broad range of applications. We believe our customers use our engineering and manufacturing expertise as well as our in depth knowledge of the components best suited to deliver a solution that meets their performance needs cost-effectively.

              Target Selected Niche Markets.    We focus on selected niche markets that demand a high level of specialized technical service, where price is not the primary competitive factor. These niche markets include wireless infrastructure, high power/high frequency power conversion, custom display and digital imaging. In most cases, we do not compete against pure commodity distributors. We often function as an extension of our customers' and vendors' engineering teams. Frequently, our customers use our design and engineering expertise to provide a product solution that is not readily available from a traditional distributor. By utilizing our expertise, our customers and vendors can focus their engineering resources on more critical core design and development issues.

              Focus on Growth Markets.    We are focused on markets we believe have high growth potential and which can benefit from our engineering and manufacturing expertise and from our strong vendor relationships. These markets are characterized by substantial end-market growth and rapid technological change. For example, the continuing demand for wireless communications is driving wireless application growth. Power conversion demand continues to grow due to increasing system complexity and the need for intelligent, efficient power management. We also see growth opportunities as security systems transition from analog to digital video recording and medical display systems transition from film to digital imaging.

              Leverage Our Existing Customer Base.    An important part of our growth is derived from offering new products to our existing customer base. We support the migration of our Industrial Power

Group customers from electron tubes to newer solid-state technologies. Sales of products other than electron tubes represented approximately 83% of our sales in fiscal 2003 compared to 71% in fiscal 1999. In addition, our salespeople increase sales by selling products from all strategic business units to customers who currently may only purchase from one strategic business unit and by selling engineered solutions to customers who currently may only purchase standard components.

Growth and Profitability Strategies

              Our long-range growth plan is centered around three distinct strategies by which we are seeking to maximize our overall profitability:

              Focus on Internal Growth.    We believe that, in most circumstances, internal growth provides the best means of expanding our business, both on a geographic and product line basis. The recent economic downturn increased the trend to outsourcing engineering as companies focused on their own core competencies, which we believe contributed to the increased demand for our engineered solutions. As technologies change, we plan to continue to capitalize on our customers' need for design engineering. We serve over 100,000 active customers worldwide. We consider active customers to be those customers to whom we have made a sale in the past seven years. We estimate seven years to be the lifecycle for several of our tube-based product lines. In fiscal 2004, we made sales to approximately 37,000 customers. We have developed internal systems to capture forecasted product demand by potential design opportunity. This allows us to anticipate our customers' future requirements and identify new product opportunities. In addition, we share these future requirements with our manufacturing suppliers to help them predict near and long-term demand, technology trends and product life cycles.

              Expansion of our product offerings is an ongoing program. In particular, the following areas have generated significant sales increases in recent years: RF amplifiers; interconnect and passive devices; silicon controlled rectifiers; custom and medical monitors; and digital closed circuit television security systems.

              Reduce Operating Costs Through Continuous Operational Improvements.    We constantly strive to reduce costs in our business through initiatives designed to improve our business processes. Recently, we have embarked on a vigorous program in an effort to improve operating efficiencies and asset utilization, with an emphasis on inventory control. Our incentive programs were revised in fiscal 2004 to heighten our managers' commitment to these objectives. Our strategic business units' goals are now based on return on assets. Additional programs are ongoing, including a significant investment in enterprise resource planning software scheduled for implementation during this calendar year.

              Grow Through Acquisitions.    We have an established record of acquiring and integrating businesses. Since 1980, we have acquired 34 companies or significant product lines and continue to evaluate acquisition opportunities on an ongoing basis. We seek acquisitions that provide product line growth opportunities by permitting us to leverage our existing customer base, expand the geographic coverage for our existing product offerings, or add incremental engineering resources/expertise. Our most significant acquisitions over the past five years include:

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    TRL Engineering (amplifier pallet design and engineering—now part of our RF and Wireless Communications Group) in 1999;

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    Pixelink (display systems integration—now part of our Display Systems Group) in 1999;

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    Adler Video (security systems—now part of our Security Systems Division) in 1999;

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    Celti (fiber optic communication—now part of our RF and Wireless Communications Group) in 2001;

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    Aviv (design-in services for active and passive components—now part of our RF and Wireless Communications Group) in 2001; and

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    Sangus (RF and microwave applications—now part of our RF and Wireless Communications Group) in 2002.

Products and Suppliers

              We purchase RF and power semiconductors, vacuum tubes, monitors and flat panel displays, and electronic security products and systems from various suppliers as noted above under "—Our Strategic Business Units." During fiscal 2003, we added the following suppliers: Celeritek, Honeywell's VCSEL product division, IBM Life Sciences, iTerra Communications, GE Interlogix, Lightel Technologies, Matrox, Panasonic Broadcast, Planar Systems, and Thermshield.

              We evaluate our customers' needs and maintain sufficient inventories in an effort to ensure our customers a reliable source of supply. We would generally anticipate holding 90 to 100 days of inventory in the normal course of operations. This level of inventory is higher than some of our competitors due to the fact that we sell a number of products representing older, or trailing edge, technology that may not be available from other sources. The market for these trailing edge technology products is declining and as manufacturers for these products exit the business we at times purchase a substantial portion of their remaining inventory. We also maintain an inventory of a broad range of products (which contributes to a higher total inventory) to be able to promptly service those customers who are buying product for replacement of components in equipment critical to preventing downtime of their operations. In other segments of our business, such as the RF and Wireless Communications Group, the market for our products is characterized by rapid change and obsolescence as a result of the development of new technologies, particularly in the semiconductor markets we serve. Recently, we have embarked on a vigorous program in an effort to improve operating efficiencies and asset utilization, with a particular emphasis on inventory control.

              We have written distribution agreements with many of our suppliers; however, a number of these agreements provide for nonexclusive distribution rights and often include territorial restrictions that limit the countries in which we can distribute the products. The agreements are generally short-term, subject to periodic renewal and some contain provisions permitting termination by either party without cause upon relatively short notice. Although some of these agreements allow us to return inventory periodically, others do not, in which case, we may have obsolete inventory which we can not return to the supplier.

              Our suppliers generally warrant the products we distribute and allow returns of defective products, including those returned to us by our customers. Except with respect to certain displays, we generally do not provide additional warranties on the products we sell. For information regarding our warranty reserves, see note A of the notes to our consolidated financial statements elsewhere in this prospectus.

              In addition to third party products, we distribute proprietary products principally under the trade names Amperex®, AudioTrak™, Capture™, Cetron®, Elite National Electronics™, National®, National Electronics™, and RF Gain™. Approximately 30% of our sales are from products we manufacture or modify through value-added services and from products manufactured to our specifications by independent manufacturers under private labels. Additionally, an estimated 20% of our sales are derived from products we design-in or engineer into solutions that meet customers' specific requirements.

              The proprietary products we currently sell, which we manufacture or have manufactured for us, include RF amplifiers, transmitters and pallet assemblies, thyratrons and rectifiers, power tubes, ignitrons, CW magnetron tubes, phototubes, spark gap tubes, microwave generators, custom RF matching networks, heatsinks, silicon controlled rectifier assemblies, large screen display monitors, liquid crystal display monitors, and computer workstations. The materials used in the manufacturing process consist of glass bulbs and tubing, nickel, stainless steel and other metals, plastic and metal bases, ceramics, and a wide variety of fabricated metal components. These materials generally are readily available, but some components may require long lead times for production and some materials are subject to shortages or price fluctuations based on supply and demand.

Sales and Marketing

              As of the end of fiscal 2004, we employed approximately 556 sales personnel worldwide. In addition, we have approximately 145 authorized representatives, who are not our employees, selling our products, primarily in regions where we do not have a direct sales presence. Many of our field representatives focus on just one of our strategic business units, while others focus on all of our strategic business units, within a particular geographic area. Our sales representatives are compensated in part on a salaried basis and in part on a commission basis.

              We offer various credit terms to qualifying customers as well as prepayment, credit card and cash on delivery terms. We establish credit limits prior to selling product to our customers and routinely review delinquent and aging accounts. We establish reserves for estimated credit losses in the normal course of business.

Distribution

              We maintain an inventory of more than 500,000 part numbers in our inventory database, and we estimate more than 80% of orders received by 6:00 p.m. local time are shipped complete the same day. Customers can access our product inventory through electronic data interchange, our web site at www.rell.com, or our catalog at www.catalog.rell.com, or by telephone. Customer orders are processed by the regional sales offices and supported by one of our principal distribution facilities in LaFox, Illinois; Houston, Texas; Vancouver, British Columbia; or Lincoln, England and/or our 45 additional stocking locations throughout the world. We utilize a sophisticated data processing network that provides on-line, real-time interconnection of all sales offices and central distribution operations, 24 hours per day, seven days per week. Information on stock availability, cross-reference information, customers, and market analyses are instantly obtainable throughout the entire distribution network.

Employees

              As of May 31, 2004, we employed 1,132 individuals on a full-time basis. Of these, 592 were located in the United States and 540 were employed by our international subsidiaries. Our worldwide employee base included 674 in sales and product management, 200 in distribution support, 137 in administrative positions and 121 in value-added and product manufacturing. All of our employees are non-union. We consider our relationships with our employees to be good.

Competition

              Engineering capability, exclusive vendor relationships, and product diversity create segmentation among our competitors. We believe that the key competitive factors in our markets are the ability to provide engineered solutions, inventory availability, quality, reliable delivery, and price. We believe that, on a global basis, we are a significant provider of engineered solutions and products including RF and power semiconductors and subassemblies, electron tubes, cathode ray tubes, custom and medical monitors, and security systems. In many instances, our competition is our customer base and their decision to make or buy, as well as the original equipment manufacturer for sales of replacement parts and system upgrades to service existing installed equipment. In addition, we compete worldwide with other general line distributors and other distributors of electronic components.

Patents and Trademarks

              We hold or license certain manufacturing patents and trademark rights. Although our patents and trademarks have some value, they are not material to our success, which depends principally upon our core engineering capability, marketing technical support, product delivery, and the quality and economic value of our products.

Properties

              We own our corporate facility and largest distribution center, which is located on approximately 300 acres in LaFox, Illinois, consisting of approximately 255,000 square feet of manufacturing, warehouse, and office space. As described in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources," we have recently entered into a contract to sell approximately 205 acres of real estate adjoining our headquarters, subject to certain terms and conditions. We also own a building containing approximately 45,000 square feet of warehouse space on 1.5 acres in Geneva, Illinois. We also own facilities outside of the United States in England, Spain, Italy and Mexico.

              We also maintain leased branch sales offices in or near major cities throughout the world, including 36 locations in North America, 15 in Europe, 14 in Asia/Pacific, and four in Latin America.

              We consider our properties to be generally well maintained, in sound condition and repair, and adequate for our present needs.

Legal Proceedings

              We are involved in several pending judicial proceedings concerning matters arising in the ordinary course of our business. While the outcome of litigation is subject to uncertainties, based on currently available information, we believe that, in the aggregate, the results of these proceedings will not have a material adverse effect on us.

              On December 20, 2002, we filed a complaint against Signal Technology Corporation in the United States District Court for the Northern District of Illinois, which we dismissed on February 27, 2003. On February 14, 2003 Signal Technology filed a declaratory judgment suit against us in Superior Court, Boston, Massachusetts, and on March 4, 2003, we filed a complaint against Signal Technology Corporation in the Circuit Court of Cook County, Illinois. On February 13, 2004, we dismissed our complaint in Circuit Court, Cook County, Illinois. From November 6, 2000 through December 6, 2001, Signal Technology issued six purchase orders to purchase low-frequency amplifiers and other electronic components from us and subsequently refused to take delivery of the components. We are claiming damages of approximately $2.0 million resulting from Signal Technology's refusal to take delivery. Signal's declaratory judgment suit in Massachusetts seeks a ruling that it has no liability to us, but Signal has not asserted any claim against us.

              We filed a complaint against Microsemi Corporation on February 13, 2004, in the Circuit Court of Kane County, Illinois. Microsemi is a former supplier of electronic components to us. From May through August, 2002, we sought to return certain components to Microsemi pursuant to the terms of a distribution agreement between Microsemi and us and Microsemi refused to accept our return. In this suit, we alleged breach of contract and seek damages in excess of $814,000.

              In fiscal 2003, two customers of our German subsidiary asserted claims against us in connection with heterojunction field effect transistors we sold to them. We acquired the heterojunction field effect transistors from the manufacturer pursuant to a distribution agreement. The customers' claims are based on the heterojunction field effect transistors not meeting the specification provided by the manufacturer. We have notified the manufacturer and our insurance carrier of these claims. Because our investigation has not been completed, we are unable to evaluate the merits of these claims or the prospects of recovery from the manufacturer or insurance carrier. We intend to vigorously defend these claims and, if we should have any liability arising from these claims, we intend to pursue our claims against the manufacturer and our insurer. As of July 1, 2004, no proceedings have been instituted regarding these claims.

MANAGEMENT

Executive Officers and Directors

              The following table sets forth certain information with respect to our executive officers and directors as of July 1, 2004:

Name	Age	Position
Edward J. Richardson	62	Chairman of the Board and Chief Executive Officer
Bruce W. Johnson	63	President, Chief Operating Officer and Director
Dario Sacomani	48	Senior Vice President, Chief Financial Officer and Director
William G. Seils	68	Senior Vice President, General Counsel and Secretary
Robert L. Prince	42	Executive Vice President, Worldwide Sales
Gregory J. Peloquin	40	Executive Vice President and General Manager, RF & Wireless Communications Group
Murray J. Kennedy	43	Executive Vice President and General Manager, Industrial Power Group
George Solas	56	Vice President and General Manager, Display Systems Group
Wendy Diddell	38	Vice President and General Manager, Security Systems Division
Pierluigi Calderone	46	Vice President and Director, European Operations
Joseph C. Grill	59	Senior Vice President, Human Resources
Kathleen M. McNally	44	Senior Vice President, Marketing Operations and Customer Support
Gint Dargis	47	Vice President & Chief Information Officer
Larry Duneske	50	Vice President, Worldwide Logistics
Arnold R. Allen	72	Director
Jacques Bouyer	75	Director
Scott Hodes	66	Director
Ad Ketelaars	47	Director
John R. Peterson	47	Director
Harold L. Purkey	60	Director
Samuel Rubinovitz	74	Director

              Edward J. Richardson has been our Chairman of the Board and Chief Executive Officer since 1989. Mr. Richardson has been employed by us since 1961, holding several positions.

              Bruce W. Johnson has been our President, Chief Operating Officer and Director since joining the Company in November 1996. From January 1992 until January 1996, he was President of Premier Industrial Corporation, a New York Stock Exchange listed company that was acquired by Farnell Ltd. in April 1996. Mr. Johnson was Executive Vice President of Premier from February 1987 until January 1992. Premier is a full service business to business supplier of electronic components for industrial and consumer products, essential maintenance and repair products for industrial, commercial, and institutional applications, and manufactures high-performance fire-fighting equipment.

              Dario Sacomani has been our Senior Vice President and Chief Financial Officer since joining the Company in June, 2002. Mr. Sacomani was elected a Director effective as of August 6, 2002. Prior to joining the Company he was Senior Vice President, Chief Financial Officer and Treasurer of On Semiconductor in Phoenix, AZ since it was spun off from Motorola, Inc. in 1999. Prior to that he was employed by Motorola Inc. in management positions in finance and accounting, and since 1997 was Vice President, Semiconductor Components Group & Controller.

              William G. Seils has been a Senior Vice President since January 1992 and has served as our General Counsel and Secretary since May 1986. Prior to joining the Company in 1986, Mr. Seils was a partner in the law firm of Arvey, Hodes, Costello and Burman, Chicago, Illinois.

              Robert L. Prince has been our Executive Vice President of Worldwide Sales since February 1998 and was Vice President of Worldwide Sales from November 1996 until February 1998. Mr. Prince was Vice President of Sales from November 1991 until November 1996 and held several other positions since joining the Company in November 1978.

              Gregory J. Peloquin has been our Executive Vice President and General Manager of the RF & Wireless Communications Group since January 15, 2002, prior to that he was Vice President of the RF & Wireless Communications Group since November 1999 when he rejoined the Company. Mr. Peloquin first joined the Company in 1990 and held various positions in product management until 1997 when he left to join Motorola, Inc. as Director of Global Distribution for Wireless Infrastructure Division, which position he held until he rejoined the Company in 1999.

              Murray J. Kennedy has been our Executive Vice President and General Manager of the Industrial Power Group since January 15, 2002, prior to that he was Vice President and General Manager of the Industrial Power Group since September 1999. Mr. Kennedy has held various industrial product management positions since joining the Company in March 1994. Prior thereto, he held positions with Litton Electron Devices Group and ITT Electron Devices Division.

              George Solas has been our Vice President and General Manager of the Display Systems Group since June 1, 2004. Prior to joining the Company, Mr. Solas was the Vice President of Northeast and Canadian Sales and Northeast Area Director of the ACS Division of Avnet, Inc. since 1997, a global company that focuses on the requirements of computing original equipment manufacturers, independent software vendors and value-added resellers looking to get embedded systems or wireless and data collection solutions to market quickly.

              Wendy Diddell has been our Vice President and General Manager of the Security Systems Division since June 1, 2004. Prior to that she was employed as a Management Consultant for the Security Systems Division since July 2003. Prior thereto, Ms. Diddell was employed as the Senior Vice President of Sales and Marketing for Ultrak, Inc. since 1997, a global manufacturer of closed circuit television and access control systems for the commercial and government markets.

              Pierluigi Calderone has been our Vice President and Director of European Operations since 1998. Mr. Calderone joined the Company in 1990 as District Sales Manager for Italy and served as Regional Sales Manager of Italy from 1991 until 1998.

              Joseph C. Grill has been our Senior Vice President, Human Resources since 1999. Mr. Grill was Vice President, Human Resources from 1994 to 1999 before being promoted to Senior Vice President. He has been an officer since 1987 and became an executive officer in 1992 as Vice President, Corporate Administration.

              Kathleen M. McNally has been our Senior Vice President of Marketing Operations and Customer Support since July 2000. Ms. McNally served as Marketing Services Manager from 1986 until 1989 and was named Vice President and Corporate Officer of Marketing Operations in 1989. She has held various positions within Marketing since joining the Company in 1979.

              Gint Dargis has been our Vice President and Chief Information Officer since March 2003. Since 1999, Mr. Dargis has held similar positions at Hub Group Distribution Services (distribution service e-business) and Publicis—Frankel (a lead promotion and marketing agency). He joined Publicis—Frankel as Director of Applications in 1997. Throughout his career, Mr. Dargis has pursued a career-long focus in information technology management with companies ranging from Ameritech to Alberto-Culver to Zurich Insurance.

              Larry Duneske has been our Vice President of Worldwide Logistics since January 1999. Prior to that he held logistics management positions since joining the Company in December 1996. Prior to joining the Company, Mr. Duneske was the Director of Distribution with Newark Electronics and Simon & Schuster. In addition, he has held various strategic planning, operations management, and engineering positions with IBM, Ford Motor Company, and ROLM.

              Arnold R. Allen has been a director since 1986. He joined the Company as our President and Chief Operating Officer in September 1985. He retired as President of the Company in September 1989. Since his retirement, Mr. Allen has been a management consultant to us and presently provides management consulting services to us. He served as Chairman of the Strategic Planning Committee of our board of directors from April 1991 until April 1992. He is also a director of WorkCare Group which provides products and consulting services related to employee support services.

              Jacques Bouyer has been a director since 1990. He served as Chairman of the Board of Philips Components of Paris, France, engaged in the manufacture and sale of electronic components and a subsidiary of N.V. Philips of The Netherlands, from April 1, 1990 until January 1, 1994 when he became honorary Chairman of the Board and a Director until December 31, 1995. Mr. Bouyer also was Vice Chairman of the BIPE Institute for Economic and Market Research from 1981 until 1997. He has been a self-employed consultant in business strategies and management for JBC Consult-Paris since January 1990 until December 2002. He has been Chairman and a board member of Bethe1-Paris, a small internet start-up company since July 2002.

              Scott Hodes has been a director since 1983. He has been a partner in the law firm of Bryan Cave LLP since January 2004 and for more than five years prior to that he was a partner in the law firm of McGuire Woods Ross & Hardies and its predecessor Ross & Hardies.

              Ad Ketelaars has been a director since 1996. He is the Chief Executive Officer of Philips Business Communications, a position he has held since March 2003. He also serves as an employee of certain of our foreign subsidiaries. He was Vice President and Managing Director of Richardson Electronics Europe from May 31, 1996 until July 10, 1998. Mr. Ketelaars has held several general management positions with companies such as Philips (Electronic Components), ITT (Cable TV), EnerTel (Telecom Operator), and Comsys (Voice Response Systems).

              John R. Peterson has been a director since 1999. He is a Managing Director, the Head of Investment Banking, and a member of the Board of Directors of Cleary Gull Inc., an investment banking and investment consulting firm he joined in March 2002. Previously he was a Managing Director of Tucker Anthony Inc., the Co-Head of its Tucker Anthony Sutro Capital Markets ("TASCM") division, which provided investment banking services to the Company, and a member of its Operating Committee until November 2001. For a brief time in 2001 and 2002, he was a Managing Director of Riverview Financial Group, LLC, until it was acquired by Cleary Gull Inc. Mr. Peterson was the representative of Tucker Anthony Cleary Gull, a predecessor of TASCM, which was one of the lead underwriters for the Company's public offering of 3,600,000 shares of common stock, on May 1, 1998.

              Harold L. Purkey has been a director since 1994. He was President of Forum Capital Markets from May 1997 until the company was acquired by First Union Securities in 2000, upon which he became the Managing Director of First Union Securities until his retirement in October 2001. Mr Purkey was Senior Managing Director of Forum Capital from May 1994 until May 1997. From July 1990 until February 1994, he was employed by Smith Barney Shearson, holding the position of Senior Managing Director and Manager of the Convertible Bond Department.

              Samuel Rubinovitz has been a director since 1984. He was Executive Vice President of EG&G, Inc., a diversified manufacturer of instruments and components, from April 1989 until his retirement in January 1994. He is also a Director of LTX Corporation and a member of its

Compensation Committee; and a director of Kronos, Inc and a member of its Compensation Committee.

              Officers are elected annually at the time of the annual stockholders' meeting and serve until their respective resignation, death, or removal.

Committees of the Board of Directors

              Our board of directors has six standing committees: the Executive Committee, Audit Committee, Executive Oversight Committee, Compensation Committee, Stock Option Committee, and Strategic Planning Committee.

              The members of the Executive Committee are Messrs. Richardson (Chairman), Johnson, and Rubinovitz. This committee, during the interval between meetings of the board of directors, may exercise all authority of the board in the management of the Company, except as otherwise provided in our By-laws or by applicable law.

              The members of the Audit Committee are Messrs. Hodes, Peterson (Chairman), and Purkey. It meets for the purpose of reviewing and making recommendations regarding the engagement of an independent accounting firm for us; the scope of the independent accountants' audit procedures; the adequacy and implementation of internal controls; and such other matters relating to our financial affairs and accounts as required by law or regulation or as it deems desirable or in our best interest. In order to comply with the Nasdaq rules that will become effective later this year, we expect that the board of directors will replace Mr. Hodes as a member of the Audit Committee at or prior to our next annual meeting of stockholders.

              The members of the Executive Oversight Committee are Messrs. Hodes (Chairman) and Rubinovitz. It is charged with monitoring our government contracting activities and compliance with our code of conduct, and policies on stock trading and ethical business practices and reporting on the same.

              The members of the Compensation Committee are Messrs. Bouyer, Hodes and Rubinovitz (Chairman). It is responsible for reviewing and establishing the compensation policy and guidelines for, and the compensation of, executive officers.

              The members of the Stock Option Committee are Messrs. Bouyer and Rubinovitz. It administers our Incentive Stock Option Plan, Incentive Compensation Plan, 1994 Incentive Compensation Plan, 1996 Incentive Compensation Plan, 1996 Stock Purchase Plan, 1998 Incentive Compensation Plan, 1999 Stock Purchase Plan, and 2001 Incentive Compensation Plan including determining the employees to whom stock options, awards or cash bonuses are granted, the number of shares subject to each option or award, and the date or dates upon which each option or award may be exercised.

              The members of the Strategic Planning Committee are Messrs. Bouyer (Chairman), Ketelaars, Peterson, and Rubinovitz. The committee is responsible for developing and reviewing our long term strategic plans.

Directors' Compensation

              Directors who are not our employees receive a quarterly fee of $3,000 and a fee of $500 for each board or committee meeting attended in person, plus travel expenses. Directors currently do not receive a fee for attending telephonic committee meetings.

              In addition, each current Non-Employee Director, as referred to below, has received a grant of options to acquire 25,000 shares of our common stock, upon election to the board, at exercise prices ranging from $5.25 to $12.875 per share (the fair market value on the date of grant) under our Stock

Option Plan for Non-Employee Directors, which we refer to as the "Directors' Plan," or our 1996 Stock Option Plan for Non-Employee Directors, which we refer to as the "1996 Directors' Plan."

              In addition beginning in 1996, each current Non-Employee director receives a grant of an option under our 1996 Directors' Plan to acquire an additional 5,000 shares of our common stock each April beginning at the later of 1996 or five years after first elected as a director at exercise prices ranging from $5.375 per share to $12.875 per share. Under the Director's Plan and the 1996 Directors' Plan, options are granted to any director who is not an officer or employee of us or any of our subsidiaries or affiliates and who has not been such for a period of one year prior to his first being elected to the board, which we refer to as a "Non-Employee Director."

              Options issued under the Directors' Plan and 1996 Directors' Plan are intended to be non-qualified stock options, not entitled to special tax treatment under Section 422A of the Internal Revenue Code of 1986, as amended, from time to time. The Directors' Plan and the 1996 Directors' Plan are administered by our board of directors, which has the sole responsibility for construing and interpreting those plans. Each option granted is evidenced by an option agreement between the optionee and us and, subject to the provisions of the Directors' Plan or the 1996 Directors' Plan, contains such terms and conditions as may be approved by the board. The purchase price of each share that may be purchased upon exercise of an option is the fair market value of the share on the date the option is granted. These options are exercisable for a period of approximately ten years. Under the Directors' Plan, any new Non-Employee Director elected or appointed was granted an option to purchase 25,000 shares of our common stock on the date such director took office. All options granted under the Directors' Plan vest over a five-year period from the date of grant with 20% of the option shares becoming first exercisable on each anniversary of the grant date.

              The Directors' Plan was terminated with respect to future grants on April 10, 1996. Under the 1996 Directors' Plan, any new Non-Employee Director elected or appointed after April 30, 1996 is granted an option to purchase 25,000 shares of our common stock on the date such director takes office. All such options granted to new Non-Employee Directors vest over a five-year period from the date of grant with 20% of the option shares becoming first exercisable on the anniversary of the grant date. On each April 30 (after April 30, 1996), which is on or after the fifth anniversary of a Non-Employee Director's initial election as a director, such director is granted an additional option for 5,000 shares (subject to adjustment). Unless earlier terminated by the board, the 1996 Directors' Plan will terminate on June 1, 2006.

              The Directors' Plan and the 1996 Directors' Plan provide, among other things, that the option of any optionee, whose status as a director terminates because of retirement, or removal from the board within one year after a change of control, as defined in such plans, will become fully exercisable with respect to all shares covered thereby and not previously purchased upon exercise of the option and will remain fully exercisable until the option expires by its terms.

              Mr. Allen has non-qualified stock options for 11,781 shares of common stock and 11,782 shares of Class B common stock at an exercise price of $12.95 per share. Mr. Allen has been a management consultant to us and presently provides management consulting services to us. In fiscal 2004, he received payments of $14,000 from us. We expect to continue to retain Mr. Allen as a management consultant in fiscal 2005.

EXECUTIVE COMPENSATION

              The following table sets forth the annual and long-term compensation for our chief executive officer and our four highest paid executive officers (named executive officers) during fiscal 2004, as well as the total compensation paid to each such individual for our two prior fiscal years.

Summary Compensation Table

Long-Term Compensation
		Annual Compensation			Awards		Payouts
Name and Principal Position	Year	Salary	Bonus(1)	Other Annual Compensation(2)	Restricted Stock Awards(3)	Stock Options/SARs	Long-Term Incentive Payouts	All Other Compensation(4)
Edward J. Richardson CEO and Chairman of the Board	2004 2003 2002	$444,845 436,980 436,295	$120,660 38,600 354,680	– – –	– – –	– – –	– – –	$	– 4,000 4,806
Bruce W. Johnson President and Chief Operating Officer	2004 2003 2002	399,392 391,263 372,397	153,066 80,575 –	– – –	$129,000 85,800 70,600	– – 25,000	– – –		– 4,000 4,806
Dario Sacomani Senior Vice President and Chief Financial Officer	2004 2003 2002	284,738 258,462 –	109,993 72,415 –	– – –	– 150,003 –	– 50,000 –	– – –		– 4,000
William G. Seils Senior Vice President, General Counsel and Secretary	2004 2003 2002	212,352 209,142 201,098	98,440 70,014 66,321	– – –	– – –	– – 13,950	– – –		– 4,000 4,806
Robert L. Prince Executive Vice President, Worldwide Sales	2004 2003 2002	211,239 205,250 193,615	92,944 73,806 68,266	– – –	– – –	– – 15,000	– – –		– 4,000 4,806

(1)
On July 2, 2004, the remaining balance of bonuses for fiscal 2004 were determined and paid to each of our named executive officers.

(2)
While officers enjoy certain perquisites, such perquisites do not exceed the lesser of $50,000 or 10% of such officer's salary and bonus except as shown.

(3)
The restricted stock issued to Bruce W. Johnson vested at the date of grant and that issued to Mr. Sacomani vests in three equal annual installments. The number of shares and fair market value of unvested restricted stock as of May 31, 2004 held by Mr. Sacomani was 4,699 shares and $53,149, respectively, based on a closing price of $11.31 per share of our common stock on The Nasdaq National Market on May 28, 2004, the last trading day before May 31, 2004. Holders of restricted stock are entitled to vote such shares and receive dividends.

(4)
These amounts represent our discretionary and 401(k) matching contributions to our profit sharing plan. These amounts have not been finalized for fiscal 2004.

Stock Option Awards

              There were no options granted during fiscal 2004 to the named executive officers.

Stock Option Exercises and Holdings

              The following table summarizes options exercised during fiscal year 2004 and presents the value of the unexercised options held by the named executive officers as of May 31, 2004:

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
AND FISCAL YEAR END OPTION VALUES

	Options Exercised(1)		Number of Securities Underlying Unexercised Options held at May 31, 2004		Value of Unexercised, In-the- money Options at May 31, 2004(2)
Name	Shares Acquired	Value Realized
			Exercisable	Unexercisable	Exercisable	Unexercisable
Edward J. Richardson	–	–	–	–	–	–
Bruce W. Johnson	–	–	133,000	37,000	$422,830	$72,870
Dario Sacomani	–	–	16,666	33,334	11,166	22,334
William G. Seils	–	–	67,580	16,370	227,895	44,693
Robert L. Prince	–	–	83,000	17,000	281,205	47,370

(1)
We permit broker-assisted cashless exercise of options by all optionees, including executive officers.

(2)
Represents the difference between $11.31 per share, which was the closing price of our common stock on May 28, 2004, the last trading day before May 31, 2004, and the exercise price of the options.

Employment Agreements

              Bruce W. Johnson became our president and chief operating officer on November 12, 1996 pursuant to an agreement dated as of November 7, 1996, which provides for an annual base salary subject to adjustment in certain circumstances, and a bonus if our earnings per share (excluding extraordinary charges) for the fiscal year exceeds our earnings per share for the prior fiscal year with the amount of such bonus, if any, determined by our actual earnings per share performance in relation to our budgeted earnings per share for the fiscal year. Mr. Johnson's cash bonus for fiscal 2003 was $80,575. See the Summary Compensation Table above for information regarding Mr. Johnson's fiscal 2004 base salary and cash bonus. The agreement also provides for payments to Mr. Johnson for one year equal to his salary and bonus and other employee benefits if his employment is terminated under certain circumstances, including, if he is terminated without cause or as a result of a change of control, or a breach by us. During his employment term and for two years after termination for any reason, Mr. Johnson is prohibited from contacting any individual or entity that was one of our customers or suppliers during his last 12 months of employment with us. The agreement is for an indefinite term, during which Mr. Johnson is employed on an at-will basis.

              Pursuant to a three-year employment agreement dated May 31, 2002, Dario Sacomani became our senior vice president and chief financial officer. Mr. Sacomani's annual base salary is $280,000, and he receives a bonus of up to 50% of his base salary if performance goals are met. 50% of the bonus is determined by our earning performance and 50% is determined by Mr. Sacomani meeting goals for the year established by our chief executive officer. Mr. Sacomani also received an option for 50,000 shares (with an exercise price equal to 100% of fair market value on the date of grant) and a restricted stock award for 14,098 shares that will vest in equal amounts over the next three years. See the Summary Compensation Table above for information regarding Mr. Sacomani's fiscal 2004 base salary and cash bonus. The agreement provides for payments to Mr. Sacomani for one year equal to his salary and bonus for the 12-month period prior to termination and immediate vesting of options and restricted stock awards in the event of termination of employment without cause or by Mr. Sacomani for certain specified reasons and if the termination by Mr. Sacomani occurs within two years of a change of control, the salary and bonus payment amount is doubled. The agreement also provides that Mr. Sacomani will be a member of our board of directors. During his employment term and, if we terminate Mr. Sacomani's employment for cause or he terminates his employment without good reason, for a period of one year after such termination, he is prohibited from competing against us.

              Robert L. Prince is employed as our executive vice president of worldwide sales pursuant to an employment agreement dated June 6, 2000 pursuant to which he receives a base salary which is reviewed annually and a bonus of 50% of his base salary if performance goals established annually by us are met. Mr. Prince's base salary and cash bonus for fiscal 2003 were $205,250 and $73,806, respectively. See the Summary Compensation Table above for information regarding Mr. Prince's fiscal 2004 base salary and cash bonus. The agreement provides for payment to Mr. Prince for one year equal to his salary and bonus for the 12-month period prior to termination in the event of termination of employment without cause or by Mr. Prince within 180 days after a sale to or merger into another company or a change of control. During his employment term and for one year after termination for any reason, Mr. Prince is prohibited from competing against us. The agreement is for an indefinite term, during which Mr. Prince is employed on an at-will basis.

Compensation Committee Interlocks and Insider Participation

              The members of the Compensation Committee during fiscal 2004 were Jacques Bouyer, Scott Hodes, and Samuel Rubinovitz. The members of the Stock Option Committee during fiscal 2004 were Jacques Bouyer and Samuel Rubinovitz. See "—Related Party Transactions" below.

Related Party Transactions

              Mr. Hodes is a partner in the law firm of Bryan Cave LLP, which firm provided legal services to us in fiscal 2004 and continues to provide legal services to us in fiscal 2005. Mr. Hodes was a partner in the law firm of McGuire Woods Ross & Hardies, which firm provided legal services to us in fiscal 2002, 2003 and 2004.

              On August 6, 2001, we loaned $75,000 to Bruce W. Johnson, president and chief operating officer and a director for personal financial purposes. This loan was repaid in full on May 13, 2002 together with interest at the rate of 5.45% per year.

              Prior to her employment as Vice President and General Manager of our Security Systems Division, Ms. Diddell provided management consulting services to our security systems division pursuant to a management consulting contract. Under the contract, we paid Ms. Diddell approximately $16,000 monthly from July 2003 to May 2004.

PRINCIPAL STOCKHOLDERS

              The following table sets forth certain information, as of July 1, 2004 (except as noted), concerning the beneficial ownership of our common stock and Class B common stock, before and as adjusted to reflect the sale of shares offered by this prospectus, for:

    •
    each of our named executive officers;

    •
    each of our directors;

    •
    all of our directors and executive officers as a group; and

    •
    each person who is known by us to be the beneficial owner of more than 5% of our common stock.

              Because Class B common stock is convertible into common stock, the number of shares listed as owned under the common stock column in the table also includes the number of shares listed under the Class B common stock column. Except as otherwise indicated below, each of the entities or persons named in the table has sole voting and investment power with respect to all shares of common stock beneficially owned by him, her or it. To the extent any of the persons listed below purchase shares of common stock in this offering or exchange any of their outstanding debentures in the potential exchange offer, the number of shares they will be deemed to own will increase.

									Percent of Total Voting if Class Voting Not Applicable
			Percent of Class Before Offering	Percent of Class After Offering	Number of Shares of Class B Common(3)		Percent of Class Before Offering	Percent of Class After Offering
	Number of Shares of Common(1)(2)								Before Offering(3)	After Offering(3)
Edward J. Richardson	3,295,250	(4)	22.95%	18.98%	3,157,442		99.64%	99.64%	73.94%	69.11%
Bruce W. Johnson	186,119	(5)	1.66%	1.31%	—		*	*	*	*
Dario Sacomani	47,433	(6)	*	*	—		*	*	*	*
Arnold R. Allen	25,000	(7)	*	*	11,782		*	*	*	*
Jacques Bouyer	53,250	(8)	*	*	—		*	*	*	*
Scott Hodes	78,424	(9)	*	*	3,712		*	*	*	*
Ad Ketelaars	—		*	*	—		*	*	*	*
John R. Peterson	25,000	(10)	*	*	—		*	*	*	*
Harold L. Purkey	52,000	(11)	*	*	—		*	*	*	*
Samuel Rubinovitz	50,431	(12)	*	*	825		*	*	*	*
William G. Seils	78,873	(13)	*	*	—		*	*	*	*
Robert Prince	104,494	(14)	*	*	—		*	*	*	*
Royce & Associates, LLC	2,102,889	(15)	16.02%	13.04%	—		*	*	4.69%	4.40%
DePrince, Race & Zollo, Inc.	1,838,400	(16)	14.29%	11.59%	—		*	*	4.12%	3.86%
Loomis Sayles & Company, L.P.	825,353	(17)	6.96%	5.56%	—		*	*	1.89%	1.77%
T. Rowe Price Associates, Inc.	1,166,646	(18)	10.37%	8.19%	—		*	*	2.74%	2.54%
Executive Officers and Directors as a group (22 persons)	4,199,000	(19)	30.88%	25.24%	3,173,761	(20)	99.78%	99.78%	76.10%	71.12%

(*)
Less than 1%.

(1)
Includes the number of shares listed under the column "Number of Shares of Class B Common."

(2)
Except as noted, beneficial ownership of each of the shares listed is comprised of either sole investment and sole voting power, or investment power and voting power that is shared with the spouse of the director or officer, or voting power that is shared with the trustee of our Employee Stock Ownership Plan, or "ESOP," with respect to shares identified as allocated to the individual's ESOP account.

(3)
Common stock is entitled to one vote per share and Class B common stock is entitled to ten votes per share. Computation assumes that Class B common stock held or subject to acquisition pursuant to stock options is not converted.

(4)
Includes 3,157,442 shares of common stock which would be issued upon conversion of Mr. Richardson's Class B common stock, 26,351 shares of common stock allocated to the account of Mr. Richardson under the ESOP and 43,797 shares of common stock which would be issued upon conversion of $926,000 principal amount of our 7 1/4% debentures, and 47,444 shares of common stock which would be issued upon conversion of $854,000 principal amount of our 8 1/4% debentures owned by Mr. Richardson and 9,271 shares of common stock which would be issued upon conversion of $196,000 principal amount of our 7 1/4% debentures, and 4,611 shares of common stock which would be issued upon conversion of $83,000 principal amount of our 8 1/4% debentures owned by a trust of which Mr. Richardson is a co-trustee and as co-trustee Mr. Richardson has shared investment and voting power with respect to these 8 1/4% debentures. Does not include 18,035 shares of common stock held by William G. Seils as custodian for Mr. Richardson's sons, Alexander and Nicholas, 4,920 shares of common stock held by Mr. Richardson's wife or 6,333 shares of common stock which would be issued upon conversion of $114,000 principal amount of our 8 1/4% debentures owned by Mr. Richardson's wife, as to which Mr. Richardson disclaims beneficial ownership. Mr. Richardson's business address is 40W267 Keslinger Road, P.O. Box 393, LaFox, Illinois 60147-0393

(5)
Includes 133,000 shares of common stock for which Mr. Johnson holds stock options exercisable within 60 days. Also includes 1,519 shares of common stock allocated to the account of Mr. Johnson under the ESOP.

(6)
Includes 14,098 shares of common stock Mr. Sacomani holds as a Restricted Stock Award that vest in three annual installments beginning June 17, 2003. Also includes 33,333 shares of common stock as to which Mr. Sacomani holds stock options exercisable within 60 days and 2 shares of common stock allocated to the account of Mr. Sacomani under the ESOP.

(7)
Includes 11,781 shares of common stock to which Mr. Allen holds stock options exercisable within 60 days and an additional 11,782 shares of common stock which would be issued upon conversion of 11,782 shares of Class B common stock as to which he also holds stock options exercisable within 60 days.

(8)
Includes 45,000 shares of common stock to which Mr. Bouyer holds stock options exercisable within 60 days.

(9)
Includes 3,712 shares of common stock which would be issued upon conversion of Mr. Hodes' Class B common stock. Also includes 40,000 shares of common stock to which Mr. Hodes holds stock options exercisable within 60 days.

(10)
Includes 20,000 shares of common stock to which Mr. Peterson holds stock options exercisable within 60 days.

(11)
Includes 25,000 shares of common stock as to which Mr. Purkey holds stock options exercisable within 60 days.

(12)
Includes 825 shares of common stock which would be issued upon conversion of Mr. Rubinovitz' Class B common stock. Also includes 45,000 shares of common stock to which Mr. Rubinovitz holds stock options exercisable within 60 days.

(13)
Includes 67,580 shares of common stock as to which Mr. Seils holds stock options exercisable within 60 days. Also includes 10,110 shares of common stock allocated to the account of Mr. Seils under the ESOP. Does not include shares held as custodian—see footnote (4).

(14)
Includes 83,000 shares of common stock as to which Mr. Prince holds stock options exercisable within 60 days. Also includes 7,055 shares of common stock allocated to the account of Mr. Prince under the ESOP.

(15)
Charles M. Royce may be deemed a controlling person of Royce & Associates, Inc. ("Royce") and Royce Management Company ("RMC") and as such may be deemed to beneficially own the shares of common stock beneficially owned by Royce and RMC. Mr. Royce does not own any shares outside of Royce and RMC, and disclaims beneficial ownership of the shares held by Royce and RMC. On October 1, 2001, Royce & Associates, Inc., The Royce Funds' investment adviser, became an indirect wholly-owned subsidiary of Legg Mason, Inc., or "Legg Mason." On March 31, 2002, Royce & Associates, Inc. was merged into Royce Holdings, LLC, a wholly-owned subsidiary of Legg Mason, which then changed its name to Royce & Associates, LLC. As a result of this merger, Royce & Associates, LLC became The Royce Funds' investment adviser and a direct wholly-owned subsidiary of Legg Mason. Information disclosed in this table was obtained from a Schedule 13G filed by Royce with the SEC dated February 6, 2004. The address for Royce is 1414 Avenue of the Americas, New York, NY 10019.

(16)
DePrince, Race & Zollo, Inc. is an investment advisor having sole power to vote and dispose of these shares. Information disclosed in this table was obtained from a Schedule 13G filed by DePrince, Race & Zollo with the SEC dated January 28, 2003. The address for DePrince, Race & Zollo, Inc. is 201 S. Orange Ave., Suite 850, Orlando, FL 32801.

(17)
Loomis Sayles & Company, L.P. ("Loomis"), an investment advisor, has the sole power to vote 591,295 and has sole power to dispose of 825,353 shares held by Loomis (6.52%). Clients of Loomis have the economic interest but no one client has such an interest relating to more than 5% of the class. Loomis indicates that the shares reported for Loomis relate to such party's ownership of the Company's outstanding debentures. Information disclosed in this table was obtained from a Schedule 13G for Loomis dated December 31, 2003. The address for Loomis is One Financial Center, Boston, MA 02111.

(18)
Includes 2,211 shares of common stock which would be issued on conversion of our 7 1/4% debentures. These securities are owned by various individuals and institutional investors including the T. Rowe Price Small Cap Value Fund, Inc. (which owns 728,000 shares, and all of the 7 1/4% debentures), which T. Rowe Price Associates, Inc., or "Price Associates," serves as investment advisor with power to direct investments and/or power to vote the securities. For purposes of the reporting requirements of the Exchange Act, Price Associates is deemed to be a beneficial owner of such securities; however, Price

  Associates expressly disclaims that it is, in fact, the beneficial owner of such securities. Price Associates has sole dispositive power for the entire holding of 1,166,646 shares and has sole voting power for 217,500 shares of common stock and T. Rowe Price Small Cap Value Fund has sole voting power for the shares which it owns. Information disclosed in this table was obtained from a Schedule 13G/A for T. Rowe Price Associates dated May 10, 2004. The address for T. Rowe Price Associates is 100 East Pratt Street, Baltimore, MD 21202.

(19)
Does not include 18,035 shares of common stock held by certain members of such group as custodians under Uniform Gift to Minors Acts or 7,510 shares of common stock held by spouses of members of the group. Includes 3,171,320 shares of common stock which would be issuable on conversion of Class B common stock, 751,561 shares of common stock issuable upon options exercisable within 60 days, 11,782 shares of common stock which would be issuable on conversion of Class B common stock issuable upon options exercisable within 60 days, 43,797 shares of common stock which would be issued upon conversion of $926,000 principal amount of our 7 1/4% debentures, and 47,444 shares of common stock which would be issued upon conversion of $854,000 principal amount of our 8 1/4% debentures. Includes 62,398 shares of common stock held in trust for the benefit of our profit sharing trust and ESOP allocated to the accounts of all executive officers and directors as a group; such shares are ratably forfeitable in the event the officer leaves our employ prior to completing six years of service.

(20)
Includes 11,782 shares of Class B common stock issuable upon exercise of options exercisable within 60 days.

DESCRIPTION OF OUR CAPITAL STOCK

              Our certificate of incorporation authorizes the issuance of up to 30,000,000 shares of common stock, par value $.05 per share, 10,000,000 shares of Class B common stock, par value $.05 per share, and 5,000,000 shares of preferred stock, par value $1.00 per share. As of July 1, 2004, there were 11,089,211 shares of common stock outstanding, 3,168,922 shares of Class B common stock outstanding and no shares of preferred stock outstanding.

              The following summary is qualified by reference to the applicable provisions of Delaware law and our certificate of incorporation and by-laws. This is not a complete description of the important terms of Delaware law, our certificate of incorporation or by-laws. If you would like more information on the provisions of our certificate of incorporation or by-laws, you may review our certificate of incorporation and our by-laws, each of which is incorporated by reference as an exhibit to the registration statement we have filed with the SEC. See "Where You Can Find More Information."

Common Stock

              The holders of our common stock are entitled to one vote for each share they own and vote together with holders of Class B common stock and preferred stock on all matters voted on by our stockholders. In addition, holders of our common stock vote separately as a class on any proposed amendment to our restated certificate of incorporation that would:

    •
    change the aggregate number of authorized shares of common stock or the par value of those shares; or

    •
    alter or change the powers, preferences or special rights of shares of the common stock so as to affect the holders thereof adversely.

              The common stock does not have cumulative voting rights. As a result, stockholders voting a majority of the votes (including Edward J. Richardson, who owned shares having approximately 74% of the voting power at July 1, 2004) at any annual meeting are able to elect all of the directors to be elected.

              Subject to any preferential or other rights of any outstanding series of preferred stock that may be designated by our board of directors and subject to the right of the holders of the Class B common stock to receive a dividend when the holders of common stock receive a dividend, the holders of common stock are entitled to dividends as may be declared by our board of directors. With respect to cash dividends, the Class B common stock is limited to a dividend equal to 90% of any dividend on the common stock. Any stock dividend on common stock shall be paid in additional shares of common stock and a stock dividend of an equal number of shares of Class B common stock shall be paid on the Class B common stock. Upon liquidation, holders of common stock are entitled to receive their pro rata portion of our assets available for distribution to the holders of common stock and Class B common stock on an equal basis with the holders of Class B common stock. All of the outstanding shares of common stock are fully paid and nonassessable. Holders of common stock have no preemptive rights to purchase or subscribe for any stock or other securities and there are no conversion rights or redemption or sinking fund provisions with respect to our common stock.

              The transfer agent and registrar for our common stock is LaSalle Bank, 135 South LaSalle Street, Chicago, Illinois 60603.

Class B Common Stock

              The holders of our Class B common stock are entitled to ten votes for each share they own and vote together with holders of common stock and preferred stock on all matters voted on by our stockholders. In addition, holders of our Class B common stock vote separately as a class on any proposed amendment to our restated certificate of incorporation that would:

    •
    change the aggregate number of authorized shares of Class B common stock or par value of those shares; or

    •
    alter or change the powers, preferences or special rights of the Class B common stock so as to affect the holders thereof adversely.

              The Class B common stock does not have cumulative voting rights. Subject to any preferential or other rights of any outstanding series of preferred stock that may be designated by our board of directors and subject to the right of the holders of the common stock to receive a dividend when the holders of Class B common stock receive a dividend, the holders of Class B common stock are entitled to the dividends declared by our board of directors. With respect to cash dividends, the holders of Class B common stock are subject to the further limitation that dividends on a share of Class B common stock equal only 90% of any dividend on a share of common stock. Any stock dividend on Class B common stock shall be paid in additional shares of Class B common stock and a stock dividend of an equal number of shares of common stock shall be paid on the common stock. Upon liquidation, holders of Class B common stock are entitled to receive their pro rata portion of our assets available for distribution to the holders of Class B common stock and common stock on an equal basis with the holders of common stock. All of the outstanding shares of Class B common stock are fully paid and nonassessable. Holders of Class B common stock have no preemptive rights to purchase or subscribe for any stock or other securities and there are no redemption or sinking fund provisions with respect to our Class B common stock. The Class B common stock is subject to transfer and conversion restrictions described below.

              The transfer agent and registrar for our Class B common stock is LaSalle Bank, 135 South LaSalle Street, Chicago, Illinois 60603.

Restrictions On Transfer

              Shares of Class B common stock are not freely transferable. A holder of shares of Class B common stock may transfer those shares (whether by sale, assignment, gift, bequest, appointment or otherwise) only to a "Permitted Transferee" (as defined below). A transfer of Class B common stock to any person or entity other than a "Permitted Transferee" will result in the automatic conversion of those shares of Class B common stock into shares of common stock on a share-for-share basis. Accordingly, no trading market will develop in the Class B common stock.

              The "Permitted Transferees" of an individual holder of shares of Class B common stock are generally described as follows:

    •
    that stockholder's spouse;

    •
    any lineal descendant of a grandparent of that stockholder, including adopted children, and any spouse of that lineal descendant (we refer to these descendants and their spouses, together with the stockholders in question and their spouses, as the "Class B stockholder's family members");

    •
    a trust for the sole benefit of that stockholder, that Class B stockholder's family members and certain charitable organizations;

    •
    certain charitable organizations established by that stockholder or that Class B stockholder's family members;

    •
    a partnership or corporation all of the beneficial ownership of which is owned (and continues to be owned) by that stockholder and/or that Class B stockholder's family members or a trust for the sole benefit of that stockholder, that Class B stockholder's family members, and certain charitable organizations;

    •
    the estate of that stockholder; and

    •
    an employee stock ownership plan of ours.

              Shares of Class B common stock held by a partnership or corporation may be transferred to a person who had transferred those shares to that partnership or corporation (and to that person's Permitted Transferees) or, if record and beneficial ownership of those shares of Class B common stock were acquired by that partnership or corporation on or prior to December 10, 1986, to the partners or stockholders as of that date, and to the Permitted Transferees of those partners or stockholders. Shares held by trusts that are irrevocable on December 10, 1986 may be transferred to any person to whom or for whose benefit the principal of the trust may be distributed under the terms of the trust and that person's Permitted Transferees. Shares held by all other trusts (whether or not in existence as of December 10, 1986) may be transferred to the person who transferred those shares of Class B common stock to the trust and that person's Permitted Transferees. Shares held by the estate of a holder of Class B common stock may be transferred to Permitted Transferees of that holder of Class B common stock. Shares held in any of our employee benefit plans may be transferred to the participant for whose account the shares were held or his Permitted Transferee.

              Shares of Class B common stock may only be registered in the name of the beneficial owner thereof and not in a "street" or "nominee" name. The "beneficial owner" of shares of Class B common stock is defined as the person or persons who, or the entity or entities which, possess the power to direct the voting or the disposition of such shares.

Conversion

              Shares of Class B common stock are convertible into common stock on a share-for-share basis at all times at the option of the holder without cost to the holder (except to the extent of any stamp or similar tax payable where the converting holder of Class B common stock desires that the certificate representing the resulting common stock be issued in a name other than that of the holder of the converted Class B common stock). In general, the conversion will be effective as of the date the Class B common stock is surrendered to us for conversion.

              Any transfer, pledge or other disposition of shares of Class B common stock other than to a Permitted Transferee will result in an automatic conversion to common stock, on a share-for-share basis.

              If at any time the number of issued and outstanding shares of Class B common stock falls below 10% of the aggregate number of issued and outstanding shares of common stock, Class B common stock and preferred stock, all the outstanding shares of Class B common stock immediately and automatically will be converted into shares of common stock. In the event of such a conversion, certificates formerly representing outstanding shares of Class B common stock will thereafter be deemed to represent a like number of shares of common stock. Currently the outstanding Series B common stock represents 20.2% of the aggregate number of issued and outstanding shares of common stock, Class B common stock and preferred stock.

              All shares of Class B common stock received by the Company upon conversion thereof into common stock will be returned to the status of authorized but unissued shares of Class B common stock.

Future Issuance

              Except for shares of Class B common stock reserved for issuance under outstanding options or issued in connection with stock splits, stock dividends, reclassifications or other subdivisions, we cannot issue additional shares of Class B common stock without the authorization of the holders of a majority of the outstanding shares of common stock and Class B common stock, each voting separately as a class.

Description of Debt Securities

              We will not establish the terms of the notes until shortly before we commence the exchange offer. While we expect the terms of the notes to reflect those described below, we cannot assure you that the terms will not change from those described below.

              We expect that the notes will mature in 2011 unless earlier converted, redeemed, or repurchased, and will be our unsecured obligations, senior to the 7 1/4% debentures, the 8 1/4% debentures, and future indebtedness that is expressly made subordinate to the notes.

              The notes will be subordinate to amounts borrowed under our credit agreement and future indebtedness that is not expressly subordinate to the notes. In addition, the notes will be structurally subordinate to any indebtedness of our subsidiaries. The notes will be convertible into common stock at a set conversion price per share, subject to adjustment if we pay cash dividends in excess of $.16 per share of common stock on an annual basis, and in certain other events. The notes will not be redeemable at any time prior to a certain date. On or after that date, we will be able to redeem the notes at 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest if the closing price of our common stock has been above a specified price for 20 of 30 consecutive trading days. On or after a certain date, we will be able to redeem the notes at 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest. Upon a change of control, holders of notes will have the right to require us to repurchase the notes at 101% of the principal amount thereof plus accrued and unpaid interest to the date of redemption. We will be able to pay the repurchase price in cash, or in shares of our common stock based on a discounted formula price. See "The Exchange Offer."

              The indenture that will govern the notes will not contain any financial covenants or restrictions on the payment of dividends or the issuance or repurchase of securities by us. Neither we nor our subsidiaries will be prohibited from incurring additional debt under the indenture governing the notes.

              The 7 1/4% debentures mature on December 15, 2006. The 8 1/4% debentures mature on June 15, 2006. Interest on the 7 1/4% debentures accrues at 7 1/4% per year and is payable on June 15 and December 15 in each year. Interest on the 8 1/4% debentures accrues at 8 1/4% per year and is payable on June 15 and December 15 in each year. As of February 28, 2004, there are $30,825,000 principal amount of the 7 1/4% debentures outstanding and $40,000,000 principal amount of the 8 1/4% debentures outstanding. Neither we nor our subsidiaries are prohibited from incurring additional debt under either the 7 1/4% indenture or 8 1/4% indenture.

              The outstanding debentures are our unsecured obligations, senior to future indebtedness that is expressly made subordinate to the outstanding debentures. The outstanding debentures are not listed on any securities exchange or Nasdaq. The 7 1/4% debentures would be subordinate to the notes (if any are issued in the exchange offer), and are subordinate to the 8 1/4% debentures, amounts borrowed under our credit agreement and future indebtedness that is not expressly subordinate to the 7 1/4% debentures. The 8 1/4% debentures would be subordinate to the notes (if any are issued in the exchange offer), and are subordinate to amounts borrowed under our credit agreement and future indebtedness that is not expressly subordinate to the 8 1/4% debentures. In addition, the outstanding debentures are structurally subordinate to any indebtedness of our subsidiaries. The 7 1/4% debentures are convertible into our common stock at a conversion price equal to $21.14 per share, subject to adjustment in certain events. The 8 1/4% debentures are convertible into our common stock at a conversion price equal to $18.00 per share, subject to adjustment in certain events. We may redeem the outstanding debentures at any time at 100% of the principal amount of the 7 1/4% debentures or 8 1/4% debentures, as applicable, to be redeemed plus accrued and unpaid interest. On each December 15, we are obligated to redeem the 7 1/4% debentures with a principal amount equal to 7 1/2% of the aggregate principal amount (or $6.225 million) of 7 1/4% debentures originally issued, at 100% of the principal amount thereof plus accrued and unpaid interest. Our redemption obligations may be reduced by an amount equal to the principal amount of 7 1/4% debentures redeemed by us other than pursuant to a sinking fund, purchased by us in the open market or converted or exchanged by us; provided, however, that we may effect such a reduction only once. As a result of prior acquisitions of the 7 1/4% debentures, we satisfied our sinking fund obligations through December 2003. As a result, we are obligated to make sinking fund payments on December 15, 2004 and December 15, 2005 of $3.85 million and $6.225 million, respectively. The 8 1/4% debentures have no such sinking fund provision.

              Under the indentures governing the outstanding debentures, we may not declare or pay any dividend or make any distribution on our capital stock or to our stockholders (other than dividends or distributions payable into our capital stock) or purchase, redeem or otherwise acquire or retire for value, or permit any subsidiary to purchase or otherwise acquire for value, any of our capital stock (1) if at the time an event of default has occurred and is continuing or (2) if, upon giving effect to the dividend, distribution, purchase, redemption, other acquisition or retirement, the aggregate amount expended subsequent to May 31, 1996 will exceed the sum of the aggregate consolidated net income subsequent to May 31, 1996, the aggregate net proceeds of property other than cash received by us from the issue or sale of our capital stock, other than to a subsidiary, after May 31, 1996, the aggregate net proceeds from the issue or sale, other than to a subsidiary, of any indebtedness issued after May 31, 1996, and $20,000,000 in the case of the 7 1/4% debentures and $30,000,000 in the case of the 8 1/4% debentures. In addition, we may not merge into, consolidate with or transfer all or substantially all of our assets unless the corporation with which we are merging is a United States corporation which expressly assumes our outstanding obligations under the indentures governing the outstanding debentures, the corporation with which we are merging has a consolidated tangible net worth at least equal to ours, and after the merger we are not in default under the 7 1/4% indenture or 8 1/4% indenture, as applicable.

Preferred Stock

              Our board of directors has the authority to issue preferred stock in one or more series and to fix certain of the rights, preferences, privileges, and restrictions applicable to such series, including the annual dividend rate, the time of payment for dividends, whether those dividends will be cumulative or non-cumulative, and the date or dates from which any cumulative dividends will begin to accrue, redemption terms (including sinking fund provisions), redemption price or prices, liquidation preferences, the extent of the voting powers, if any, and conversion rights.

Certain Provisions of Delaware Law, Our Certificate of Incorporation and By-Laws

General

              Delaware general corporate law, our certificate of incorporation, and our by-laws contain provisions that could make it more difficult for someone to acquire control of us by means of a tender offer, open market purchases, a proxy contest or otherwise.

Class B Common Stock

              The holders of our Class B common stock are entitled to 10 votes for each share they own and as of July 1, 2004 represented approximately 74% of our aggregate voting power. As a result, the holders of Class B common stock have the ability to elect our board of directors. So long as the holders of Class B common stock constitute more than 50% of our voting power, they have the ability to control any possible merger, consolidation, or sale of assets involving us.

Removal of Directors

              Our by-laws provide that we will have ten directors and we currently have no vacancies. We have a single class of directors, with each director standing for election at each annual meeting of stockholders. Pursuant to our by-laws, a director or the entire board of directors may be removed for or without cause at any time by the affirmative vote of holders of at least a majority of the outstanding shares of common stock and Class B common stock entitled to vote.

Filling Vacancies on the Board

              Our by-laws provide that, subject to the rights of holders of any shares of preferred stock, vacancies on the board of directors may be filled only by a majority of the board of directors then in office, even if less than a quorum, or by the sole remaining director. Accordingly, the board of directors could temporarily prevent any stockholder from obtaining majority representation on the board of directors by enlarging the board of directors and filling the new directorships with its own nominees.

Special Meetings

              Special meetings of stockholders may be called only by the chairman of the board of directors, president or secretary or upon the request of a majority of the entire board of directors. Business conducted at any special meeting is limited to the purposes specified in the written notice of the meeting.

Authorized but Unissued Stock

              We may issue additional shares of common stock or preferred stock without stockholder approval, subject to applicable rules of The Nasdaq National Market, for a variety of corporate purposes, including raising additional capital, corporate acquisitions, and employee benefit plans. The existence of unissued and unreserved common stock and preferred stock may enable us to issue shares to persons who are friendly to current management, which could discourage an attempt to obtain control of us through a merger, tender offer, proxy contest, or otherwise, and protect the continuity of management and possibly deprive you of opportunities to sell your shares at prices higher than the prevailing market prices. We could also issue additional shares to dilute the stock ownership of persons seeking to obtain control of us. At July 1, 2004, we had 17,474,082 authorized but unissued shares of common stock and 1,436,707 shares of treasury stock. In addition, depending upon the rights associated with any preferred stock we might issue, we could further inhibit a change of control by making the removal of directors more difficult or restricting the payment of dividends and other distributions to the holders of common stock.

Delaware Anti-Takeover Law

              We are subject to Section 203 of the Delaware General Corporation Law regulating corporate takeovers. Section 203, subject to certain exceptions, prohibits a Delaware corporation from engaging in any "business combination" with any "interested stockholder" for a period of three years following the date that that stockholder became an interested stockholder unless:

    •
    prior to that date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

    •
    upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding those shares owned by persons who are directors and also officers, and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

    •
    on or subsequent to that date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

              In general, Section 203 defines "business combination" to include mergers or consolidations between a Delaware corporation and an interested stockholder, transactions with an interested stockholder involving the assets or stock of the corporation or its majority-owned subsidiaries and transactions which increase an interested stockholder's percentage ownership of stock. In general, Section 203 defines an "interested stockholder" as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by that entity or person. We believe that Mr. Richardson is not subject to the restrictions of Section 203 because he has owned 15% or more of our voting stock for more than three years.

MATERIAL UNITED STATES FEDERAL INCOME TAX
CONSEQUENCES TO NON-UNITED STATES HOLDERS

              The following summary describes the material United States federal income tax consequences relating to the ownership and disposition of our common stock applicable to non-United States holders, as defined below. The summary is based on the Internal Revenue Code of 1986, as amended to the date hereof (the "Code"), final, temporary and proposed Treasury regulations, interpretative rulings of the Internal Revenue Service, and judicial decisions, all of which are subject to change, possibly with retroactive effect. The summary only applies to non-United States holders who will hold the common stock as capital assets within the meaning of Section 1221 of the Code.

              The summary does not purport to be a complete analysis of all the potential tax consequences that may be material to a non-United States holder based on his or her particular tax situation. The discussion does not address the tax treatment of partnerships or persons who hold their interests through a partnership or another pass-through entity. It also does not consider the effect of any applicable state, local or foreign tax laws or any income tax treaty.

When we refer to a non-United States holder, we mean a beneficial owner of our common stock that for United States federal income tax purposes, is other than:

    •
    a citizen or resident of the United States;

    •
    a corporation, or other entity taxable as a corporation, that was created or organized in or under the laws of the United States or any political subdivision thereof;

    •
    an estate the income of which is subject to United States federal income taxation regardless of its source; or

    •
    a trust that is subject to the primary supervision of a United States court and to the control of one or more United States persons, or that has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

              It should be noted that certain "single member entities" are disregarded for United States federal income tax purposes and the income, gain, loss and deductions of such an entity are attributed to its owner. The discussion below may not apply to single member disregarded entities that are treated as owned by a United States holder. Holders that are single member disregarded entities should consult with their own tax advisors to determine the United States federal, state, local and other tax consequences that may be relevant to them.

Taxation of Dividends and Dispositions

Dividends on Common Stock

              In general, if distributions are made with respect to our common stock, such distributions will be treated as dividends (subject to withholding as described below) to the extent of our current and accumulated earnings and profits as determined under the Code. Any portion of a distribution that exceeds our current and accumulated earnings and profits will first be applied in reduction of the non-United States holder's basis in the common stock, and to the extent such portion exceeds the non-United States holder's basis, the excess will be treated as gain from the disposition of the common stock, the tax treatment of which is discussed below under "Disposition of Common Stock."

              Dividends paid to a non-United States holder of common stock generally will be subject to withholding tax at a 30% rate or a reduced rate specified by an applicable income tax treaty. In order to obtain a reduced rate of withholding, a non-United States holder will be required to provide an Internal Revenue Service Form W-8BEN certifying its entitlement to benefits under a treaty.

              The withholding tax does not apply to dividends paid to a non-United States holder who provides an Internal Revenue Service Form W-8ECI, certifying that the dividends are effectively connected with the non-United States holder's conduct of a trade or business within the United States. Instead, the effectively connected dividends will be subject to regular United States federal income tax as if the non-United States holder were a United States holder. A non-United States corporation receiving effectively connected dividends may also be subject to an additional "branch profits tax" imposed at a rate of 30% (or a lower rate specified in an applicable treaty).

Disposition of Common Stock

              Generally, a non-United States holder will not be subject to United States federal income tax with respect to gain recognized upon the disposition of such holder's shares of common stock unless:

    •
    the non-United States holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met;

    •
    such gain is effectively connected with the conduct by the non-United States holder of a trade or business within the United States and, if certain tax treaties apply, is attributable to a United States permanent establishment maintained by the non-United States holder;

    •
    the non-United States holder is subject to the Code provisions applicable to certain United States expatriates; or

    •
    we are or have been a United States real property holding corporation, within the meaning of Section 897 of the Code, at any time within the five-year period preceding the disposition or the non-United States holder's holding period, whichever period is shorter, and (except in the case of persons who hold more than five percent of our common stock) our common stock has ceased to be traded on an established securities market prior to the beginning of the calendar year in which the sale or disposition occurs.

              We do not believe we have been or currently are, and we do not anticipate becoming, a "United States real property holding corporation" for United States federal income tax purposes.

              Special rules may apply to certain non-United States holders, such as "controlled foreign corporations," "passive foreign investment companies," "foreign personal holding companies" and corporations that accumulate earnings to avoid United States federal income tax. Such entities should consult their own tax advisors to determine the United States federal, state, local and other tax consequences that may be relevant to them.

Federal Estate Tax

              An individual non-United States holder who is treated as the owner of, or has made certain lifetime transfers of, an interest in common stock will be required to include the value of the stock in his or her gross estate for United States federal estate tax purposes, and may be subject to United States federal estate tax unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

              Under currently applicable Treasury regulations, information reporting on IRS Form 1099 and backup withholding will not apply to dividends paid on our common stock if a non-United States holder certifies as to its non-United States status under penalties of perjury or otherwise establishes an exemption, provided that the payor does not have actual knowledge that such holder is not an exempt recipient or that the conditions of the exemption are not satisfied.

              We must report annually to the IRS on IRS Form 1042 and to each non-United States holder on IRS Form 1042-S the entire amount of any distribution regardless of any estimate of the portion of the distribution that represents a taxable dividend. This information may also be made available to the tax authorities in the country in which the non-United States holder resides under the provisions of an applicable income tax treaty.

              Information returns may be filed in connection with the proceeds from a sale or other disposition of the common stock under certain circumstances. A non-United States holder may be subject to United States backup withholding tax on these payments unless the holder complies with certification procedures to establish that it is not a United States person or is otherwise exempt from backup withholding.

              Non-United States holders should consult their tax advisors concerning the application of information reporting and backup withholding in their particular situations, the availability of an exemption therefrom, and the procedure for obtaining such an exemption, if available. The amount of any backup withholding from a payment to a non-United States holder will be allowed as a credit against the holder's United States federal income tax liability and may entitle the holder to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

              You are urged to consult your own tax advisor regarding the particular United States federal, state, local, and foreign tax consequences to you, in your particular situation, of owning and disposing of our common stock.

UNDERWRITING

General

              Under the terms and subject to the conditions contained in an underwriting agreement, the underwriters named below, for whom Jefferies & Company, Inc., which we refer to as Jefferies, William Blair & Company, L.L.C., and KeyBanc Capital Markets, a division of McDonald Investments Inc., are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, the number of shares of common stock indicated below:

Name	Number of Shares
Jefferies & Company, Inc.	1,800,000
William Blair & Company, L.L.C.	600,000
KeyBanc Capital Markets, a division of McDonald Investments Inc.	600,000

Total	3,000,000

              The underwriters are offering the shares subject to their acceptance of the shares from us. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters' over-allotment option described below.

              The underwriters initially propose to offer part of the shares directly to the public at the public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $0.33 a share under the public offering price. The offering price and other selling terms may from time to time be varied by the representatives of the underwriters.

Over-Allotment Option

              We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 450,000 additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the sale and distribution of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to various conditions, to purchase the same percentage of the additional shares of common stock as the number listed next to the name of that underwriter in the preceding table bears to the number of shares of common stock listed next to the names of all underwriters in the preceding table.

Compensation and Expenses

              We will pay all of our fees and expenses associated with this offering, which we estimate to be approximately $575,000, which includes legal, accounting and printing costs, and various other fees associated with the registration of the shares (including the reasonable fees and expenses of the underwriters as outlined in the following paragraph) and excludes the underwriting discounts and commissions.

              The following table summarizes the compensation we will pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' over-allotment option to purchase additional shares of common stock.

	Per Share	Without Option	With Option
Public offering price	$10.250	$30,750,000	$35,362,500
Underwriting discounts and commissions	$.538	$1,614,000	$1,856,100
Proceeds, before expenses, to us	$9.712	$29,136,000	$33,506,400

              We have agreed to pay Jefferies a fee for its role as dealer manager in the exchange offer, if commenced and completed, that is equal to 1% of the principal amount of outstanding debentures that are exchanged for notes in the exchange offer.

              We have agreed to reimburse Jefferies for all of its reasonable fees, disbursements, and out-of-pocket expenses (including, without limitation, the reasonable fees and disbursements of their counsel and other customary expenditures) incurred in connection with the exchange offer; provided, however, that the reimbursement of expenses will not exceed $200,000 in the aggregate.

              Notwithstanding any of the foregoing, we have agreed with Jefferies that the fee payable to Jefferies in connection with this offering and the exchange offer will not be less than $1,000,000; provided that the difference between the $1,000,000 and the 1% fee payable in connection with the exchange offer and the underwriting discounts and commissions provided to Jefferies in connection with this offering will be credited against any fee payable to Jefferies in connection with its investment banking services for us in a subsequent equity transaction commenced on or prior to March 22, 2005.

Lock-up Agreements

              We have agreed that, without the prior written consent of Jefferies, we will not, directly or indirectly, from the date of this prospectus and continuing and including the date 90 days after the date of this prospectus:

    •
    sell, offer, contract or grant any option to sell, pledge, transfer or establish an open "put equivalent position" within the meaning of the Exchange Act;

    •
    otherwise dispose of, transfer or announce the offering of common stock; or

    •
    file any registration statement under the Securities Act in respect of common stock, options or warrants to acquire common stock or securities exchangeable or exercisable for or convertible into common stock (other than as contemplated by the underwriting agreement).

              We may, however:

    •
    file registration statements on Form S-8;

    •
    conduct the exchange offer and file the related Form S-4; and

    •
    issue common stock or options to purchase common stock, or common stock upon the exercise of options pursuant to any stock option, stock bonus or other stock plan or arrangement, but only if such common stock, options or common stock issued upon exercise of such options are issued to directors, officers or our employees consistent with our past practices.

              In addition, each of our directors and executive officers has agreed that, without the prior written consent of Jefferies, he or she will not, directly or indirectly, from the date of this prospectus and continuing to and including the date 90 days after the date of this prospectus:

    •
    sell, offer, contract or grant any option to sell (including without limitation any short sale), pledge, transfer or establish an open "put equivalent position" within the meaning of the Exchange Act with respect to any common stock;

    •
    otherwise dispose of any common stock, options or warrants to acquire common stock or securities exchangeable or exercisable for or convertible into common stock; or

    •
    publicly announce any intent to do any of the foregoing.

              Our directors and executive officers may, however:

    •
    transfer securities by bona fide gift, will or intestate succession;

    •
    exercise any options to purchase common stock, provided that if such options are exercised for common stock, such common stock issued upon exercise are still subject to the restrictions;

    •
    surrender any shares to us in payment of the exercise price of any options to purchase shares, and/or have any shares issuable upon such exercise withheld in respect of tax obligations;

    •
    tender and exchange any 7 1/4% debentures or 8 1/4% debentures in the exchange offer, if commenced; and

    •
    have any debentures redeemed by us.

Nasdaq National Market Listing

              Our common stock is quoted on The Nasdaq National Market under the symbol "RELL."

Stabilization, Short Positions and Penalty Bids

              We are aware that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to our activities and the activities of our affiliates.

              Under applicable rules and regulations under the Exchange Act, persons engaged in the distribution of the shares may be limited in their ability to engage in market activities with respect to such shares. In addition, we will be subject to applicable provisions of the Exchange Act and the associated rules and regulations under the Exchange Act, including Regulation M, which provisions may limit the timing of purchases and sales of shares of our common stock.

              In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

    •
    Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

    •
    Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

    •
    Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of shares in the open market after pricing that could adversely affect investors who purchase shares in the offering.

    •
    Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

              These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

Passive Market Making

              In connection with this offering, certain underwriters who are qualified market makers on The Nasdaq National Market may engage in passive market making transactions in our common stock on The Nasdaq National Market in accordance with Rule 103 of Regulation M under the Exchange Age. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security; if all independent bids are lowered below the passive market maker's bid, however, such bid must then be lowered when certain purchase limits are exceeded.

Indemnification

              We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

Other

              It is expected that delivery of the shares of common stock will be made to investors on or about July 8, 2004.

              As noted above, Jefferies is acting as dealer manager in connection with the exchange offer. From time to time in the ordinary course of their respective businesses, Jefferies and some of the underwriters and their affiliates may in the future engage in commercial banking and/or investment banking transactions with us and our affiliates.

LEGAL MATTERS

              Bryan Cave LLP, as our counsel, will pass upon the legality of the common stock. Scott Hodes, a partner in Bryan Cave LLP, is also one of our directors and, as of July 1, 2004, beneficially owned 78,424 shares of common stock and 3,712 shares of Class B common stock. Certain legal matters will be passed upon for the underwriters by King & Spalding LLP.

EXPERTS

              The consolidated financial statements and schedule of Richardson Electronics, Ltd. at May 31, 2002 and 2003 and for each of the three years in the period ended May 31, 2003, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

              On August 22, 2003, we chose not to renew the engagement of Ernst & Young LLP and appointed KPMG LLP as our principal accountants for the fiscal year ending May 31, 2004, which engagement was effective August 29, 2003. The decision to change accountants was made by the audit committee of the board of directors and the board of directors.

              During the two fiscal years ended May 31, 2003, there were no disagreements between us and Ernst & Young LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to Ernst & Young LLP's satisfaction, would have caused them to make reference in connection with their opinion to the subject matter of the disagreement.

              Ernst & Young LLP's reports on our consolidated financial statements for the years ended May 31, 2003 and 2002 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.

              Ernst & Young LLP was provided with a copy of the foregoing disclosures. A copy of Ernst & Young LLP's letter, dated August 23, 2003, stating their agreement with such statements is attached as Exhibit 16.1 to our Current Report on Form 8-K filed on August 22, 2003. See "Where You Can Find More Information." There have been no "reportable events," as such term is used in Item 304(a)(1)(v) of Regulation S-K, during those years.

WHERE YOU CAN FIND MORE INFORMATION

              We file annual, quarterly and current reports, proxy statements, and other information with the SEC. You may read and copy any of these documents at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at (800) SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at the SEC's Internet website at www.sec.gov.

              You may receive a copy of any of these filings, other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing, at no cost, by writing or calling the Investor Relations Department, Richardson Electronics, Ltd., 40W267 Keslinger Road, P.O. Box 393, LaFox, Illinois 60147-0393, telephone (630) 208-2371. You can also find information about the Company at our Internet website at www.rell.com. Information contained on our website does not constitute part of this prospectus.

              We have filed with the SEC a registration statement to register the securities offered by this prospectus under the Securities Act. This prospectus is part of that registration statement, but omits certain information contained in the registration statement, as permitted by SEC rules. For further information with respect to our company and this offering, reference is made to the registration statement and the exhibits and any schedules filed with the registration statement. Statements contained in this prospectus as to the contents of any document referred to are not necessarily complete and in each instance, if the document is filed as an exhibit, reference is made to the copy of the document filed as an exhibit to the registration statement, each statement being qualified in all respects by that reference. You may obtain copies of the registration statement, including exhibits, as noted in the first paragraph above.

RICHARDSON ELECTRONICS, LTD.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of May 31, 2002 and 2003	F-3
Consolidated Statements of Operations And Comprehensive Income (Loss) for the years ended May 31, 2001, 2002 and 2003	F-4
Consolidated Statements of Cash Flows for the years ended May 31, 2001, 2002 and 2003	F-5
Consolidated Statements of Stockholders' Equity for the years ended May 31, 2001, 2002 and 2003	F-6
Notes to Consolidated Financial Statements	F-7
Condensed Consolidated Balance Sheets as of May 31, 2003 and February 28, 2004 (unaudited)	F-29
Condensed Consolidated Statements of Operations And Comprehensive Income (Loss) for the three- and nine-month periods ended February 28, 2003 and February 28, 2004 (unaudited)	F-30
Condensed Consolidated Statements of Cash Flows for the nine-month periods ended February 28, 2003 and February 28, 2004 (unaudited)	F-31
Notes to Condensed Consolidated Financial Statements (unaudited)	F-32

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Stockholders and Directors
Richardson Electronics, Ltd.
LaFox, Illinois

              We have audited the accompanying consolidated balance sheets of Richardson Electronics, Ltd. and subsidiaries as of May 31, 2003 and 2002, and the related consolidated statements of operations and comprehensive income (loss), cash flows and stockholders' equity for each of the three years in the period ended May 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

              We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

              In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Richardson Electronics, Ltd. and subsidiaries at May 31, 2003 and 2002, and the consolidated results of their operations and cash flows for each of the three years in the period ended May 31, 2003, in conformity with U.S. generally accepted accounting principles.

              As discussed in the Notes to the consolidated financial statements, effective June 1, 2002, the Company changed its method for accounting for goodwill and other intangible assets to conform with SFAS No. 142, Goodwill and Other Intangible Assets. Effective June 1, 2001, the Company changed its method for accounting for derivative financial instruments to conform with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities.

/s/ Ernst & Young LLP

Chicago, Illinois
July 2, 2003, except as to Note B
as to which the date is January 22, 2004

RICHARDSON ELECTRONICS, LTD.

Consolidated Balance Sheets

(in thousands, except per share amounts, as restated (See Note B))

	As of May 31
	2002	2003
ASSETS
Current Assets
Cash and equivalents	$15,296	$16,874
Receivables, less allowance of $2,646 and $3,350	84,156	85,355
Inventories	107,159	95,896
Prepaid expenses	4,880	6,919
Deferred income taxes	16,119	19,401

Total current assets	227,610	224,445
Property, plant and equipment, net	28,827	31,088
Goodwill, net of amortization of $3,939 and $2,745	24,914	5,137
Other assets	5,296	4,261

Total assets	$286,647	$264,931

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Accounts payable	$27,387	$23,660
Accrued liabilities	13,631	16,880
Current portion of long-term debt	38	46

Total current liabilities	41,056	40,586
Long-term debt	132,218	138,396
Deferred income taxes	8,764	5,269
Non-current liabilities	5,195	5,049

Total liabilities	187,233	189,300
Stockholders' Equity
Common stock, $.05 par value; issued 12,144 shares at May 31, 2002 and 12,258 shares at May 31, 2003	607	613
Class B common stock, convertible, $.05 par value; issued 3,207 shares at May 31, 2002 and May 31, 2003	160	160
Preferred stock, $1.00 par value, no shares issued	–	–
Additional paid-in capital	91,013	91,962
Common stock in treasury, at cost; 1,584 shares at May 31, 2002 and 1,506 shares at May 31, 2003	(9,386)	(8,922)
Retained earnings	36,231	6,079
Accumulated other comprehensive loss	(19,211)	(14,261)

Total stockholders' equity	99,414	75,631

Total liabilities and stockholders' equity	$286,647	$264,931

See notes to consolidated financial statements.

RICHARDSON ELECTRONICS, LTD.

Consolidated Statements of Operations And Comprehensive Income (Loss)

(in thousands, except per share amounts, as restated (See Note B))

	Year ended May 31
	2001		2002		2003
Net sales		$502,369		$443,492		$464,517
Cost of products sold		370,819		349,326		365,427

Gross margin		131,550		94,166		99,090
Selling, general and administrative expenses		94,444		94,519		100,749
Loss from disposition of a business		–		4,551		–

Operating income (loss)		37,106		(4,904)		(1,659)
Other (income) expense:
Interest expense		11,146		12,386		10,352
Investment income		(575)		(352)		(124)
Foreign exchange and other, net		145		860		1,256

Total other (income) expense		10,716		12,894		11,484

Income (loss) before income tax and cumulative effect of accounting change		26,390		(17,798)		(13,143)
Income tax provision (benefit)		8,656		(6,339)		(3,012)

Income (loss) before cumulative effect of accounting change		17,734		(11,459)		(10,131)
Cumulative effect of accounting change, net of tax of $3,725		–		–		(17,862)

Net income (loss)		$17,734		$(11,459)		$(27,993)

Net income (loss) per share—basic:
Net income (loss) per share before cumulative effect of accounting change		$1.33		$(.84)		$(.73)
Cumulative effect of accounting change, net of tax		–		–		(1.30)

Net income (loss) per share		$1.33		$(.84)		$(2.03)
Net income (loss) per share—diluted:
Net income (loss) per share before cumulative effect of accounting change		$1.21		$(.84)		$(.73)
Cumulative effect of accounting change, net of tax		–		–		(1.30)

Net income (loss) per share		$1.21		$(.84)		$(2.03)

Dividends per common share	$	..16	$	..16	$	..16

Statement of comprehensive income
Net income (loss)		$17,734		$(11,459)		$(27,993)
Foreign currency translation		(5,452)		1,297		5,097
FAS 133 transition adjustment		–		(971)		–
Fair value adjustment—cash flow hedges		–		320		(147)

Comprehensive income (loss)		$12,282		$(10,813)		$(23,043)

See notes to consolidated financial statements.

RICHARDSON ELECTRONICS, LTD.

Consolidated Statements of Cash Flows

(in thousands, as restated (See Note B))

	Year Ended May 31
	2001	2002	2003
Operating activities:
Net income (loss)	$17,734	$(11,459)	$(27,993)
Adjustments to reconcile net income (loss) to cash provided by (used in) operating activities:
Depreciation	4,956	5,182	5,093
Amortization of intangibles and financing costs	820	693	271
Deferred income taxes	885	(5,780)	(1,825)
Loss from disposition of a business	–	4,551	–
Provision for inventory obsolescence	–	15,279	10,037
Other charges	–	–	6,041
Goodwill and other intangible assets impairment, net of tax	–	–	17,862
Other non-cash items in net income	1,310	2,465	1,494

Net adjustments	7,971	22,390	38,973

Changes in working capital, net of currency translation effects and business acquisitions:
Receivables	(9,370)	15,089	4,297
Inventories	(25,094)	14,455	2,484
Other current assets	(4,589)	732	(3,054)
Accounts payable	(5,443)	(2,927)	(8,252)
Other liabilities	126	(5,192)	1,319

Net changes in working capital	(44,370)	22,157	(3,206)

Net cash provided by (used in) operating activities	(18,665)	33,088	7,774

Financing activities:
Proceeds from borrowings	53,580	23,258	41,880
Payments on debt	(16,948)	(49,619)	(40,982)
Proceeds from issuance of common stock	4,044	1,606	1,134
Cash dividends	(2,084)	(1,609)	(2,694)
Other	–	–	(304)

Net cash provided by (used in) financing activities	38,592	(26,364)	(966)

Investing activities:
Capital expenditures	(7,883)	(5,727)	(6,125)
Business acquisitions	(8,316)	(8,785)	(1,108)
Proceeds from sales of available-for-sale securities	6,700	5,490	5,217
Purchases of available-for-sale securities	(6,700)	(5,490)	(5,217)
Proceeds from disposition of business	–	6,261	–
Other	1,283	480	(23)

Net cash used in investing activities	(14,916)	(7,771)	(7,256)
Effect of exchange rate changes on cash	(897)	397	2,026

Increase (decrease) in cash and equivalents	4,114	(650)	1,578
Cash and equivalents at beginning of year	11,832	15,946	15,296

Cash and equivalents at end of year	$15,946	$15,296	$16,874

Certain amounts in prior periods were reclassified to conform to the 2003 presentation.

See notes to consolidated financial statements.

RICHARDSON ELECTRONICS, LTD.

Consolidated Statements of Stockholders' Equity

(in thousands, as restated (See Note B))

	Shares Issued
	Common	Class B Common	Par Value	Additional Paid-In Capital	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance May 31, 2000	11,670	3,232	$745	$84,514	$(11,045)	$34,184	$(14,405)	$93,993
Shares issued under ESPP and stock option plan	276	–	14	3,513	517	–	–	4,044
Shares contributed to ESOP	–	–	–	850	460	–	–	1,310
Conversion of Class B shares to common shares	25	(25)	–	–	–	–	–	–
Dividends	–	–	–	–	–	(2,084)	–	(2,084)
Currency translation	–	–	–	–	–	–	(5,452)	(5,452)
Net income	–	–	–	–	–	17,734	–	17,734

Balance May 31, 2001	11,971	3,207	759	88,877	(10,068)	49,834	(19,857)	109,545
Shares issued under ESPP and stock option plan	173	–	8	1,676	256	–	–	1,940
Shares contributed to ESOP	–	–	–	460	426	–	–	886
Dividends	–	–	–	–	–	(2,144)		(2,144)
Currency translation	–	–	–	–	–	–	1,297	1,297
SFAS 133 transition adjustment	–	–	–	–	–	–	(971)	(971)
Fair value adjustments—cash flow hedges	–	–	–	–	–	–	320	320
Net loss	–	–	–	–	–	(11,459)	–	(11,459)

Balance May 31, 2002	12,144	3,207	767	91,013	(9,386)	36,231	(19,211)	99,414
Shares issued under ESPP and stock option plan	112	–	6	949	464	–	–	1,419
Dividends	–	–	–	–	–	(2,159)		(2,159)
Currency translation	–	–	–	–	–	–	5,097	5,097
Fair value adjustments—cash flow hedges	–	–	–	–	–	–	(147)	(147)
Net loss	–	–	–	–	–	(27,993)	–	(27,993)

Balance May 31, 2003	12,256	3,207	$773	$91,962	$(8,922)	$6,079	$(14,261)	$75,631

See notes to consolidated financial statements.

RICHARDSON ELECTRONICS, LTD.

Notes to Consolidated Financial Statements

(in thousands, except per share amounts)

Note A—Significant Accounting Policies

              Principles of Consolidation:    The consolidated financial statements include the accounts and operations of the Company and its subsidiaries. All significant intercompany transactions are eliminated. The Company accounts for its results of operations on a 52/53 week year, ending on the Saturday nearest May 31. Fiscal 2001, 2002, and 2003 contained 52 weeks.

              Use of Estimates:    The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

              Reclassifications:    Certain amounts in the prior year's financial statements have been reclassified to conform to the 2003 presentation.

              Cash Equivalents:    The Company considers short-term investments that have a maturity of three months or less, when purchased, to be cash equivalents. The carrying amounts reported in the balance sheet for cash and equivalents approximate the fair market value of these assets.

              Inventories:    Inventories are stated at the lower of cost or market. Inventory costs determined using the last-in, first-out (LIFO) method represent 80% of total inventories at May 31, 2002 and 78% at May 31, 2003. For the remaining inventories, cost is determined on the first-in, first-out (FIFO) method. If the FIFO method had been used for all inventories, the total amount of gross inventories would have decreased by $2,413 at May 31, 2002 and $3,980 at May 31, 2003. The reduction in FIFO value relative to LIFO reflects lowering costs in the electronics industry. Substantially all inventories represent finished goods held for sale.

              Property, Plant and Equipment:    Property, plant and equipment are stated at cost. Provisions for depreciation are computed principally using the straight-line method over the estimated useful life of the asset. Property, plant and equipment consist of the following:

	May 31
	2002	2003
Land and improvements	$2,864	$2,964
Buildings and improvements	16,367	18,074
Computer and communications equipment	18,044	20,465
Machinery and other equipment	17,957	22,145

Property, at cost	55,232	63,648
Accumulated depreciation	(26,405)	(32,560)

Property, plant and equipment, net	$28,827	$31,088

              The Company is in the application development stage of implementing enterprise resource management software (PeopleSoft). In accordance with Accounting Standards Executive Committee (AcSEC) Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, the Company capitalizes all direct costs associated with the application development of this software including software acquisition costs, consulting costs, and internal payroll costs. The Statement requires these costs to be depreciated once the application development stage is complete. The unamortized balance of the aforementioned capitalized costs, included within computer and communications equipment, is $6,162 and $8,102 at May 31, 2002 and May 31, 2003, respectively. Depreciation expense for capitalized software costs that relate to PeopleSoft in the post-application development stage was $558, $709, and $786 in 2001, 2002, and 2003, respectively.

              Other Assets:    Other assets consist of the following:

	May 31
	2002	2003
Investments (at market)	$2,836	$2,587
Notes receivable	1,425	786
Deferred financing costs, net	517	544
Other deferred charges, net	518	344

Other assets	$5,296	$4,261

              The Company's investments are primarily equity securities, all of which are classified as available-for-sale and are carried at their fair value based on the quoted market prices. Proceeds from the sale of the securities were $5,949 and $5,217 during fiscal 2002 and 2003, respectively, all of which were consequently reinvested. Gross realized gains on those sales were $634 in 2002 and $351 in 2003. Gross realized losses on those sales were $584 in 2002 and $412 in 2003. Net unrealized holding gain of $95 and net unrealized holding loss of $96 have been included in accumulated comprehensive income for fiscal 2002 and 2003, respectively.

              Deferred financing costs and other deferred charges are amortized using the straight-line method.

              Goodwill and Other Intangible Assets:    Effective June 1, 2002, the Company adopted FASB Statement No. 142, Goodwill and Other Intangible Assets (SFAS 142), which requires that goodwill and intangible assets deemed to have indefinite lives are no longer amortized but are subject to annual impairment testing. Intangible assets with finite lives are amortized over their estimated useful lives.

              Accordingly, the Company discontinued amortization of goodwill and certain intangible assets. Management reviews the valuation of goodwill and intangible assets not subject to amortization at least annually. The Company utilizes the comparison of reporting units fair value derived by discounted cash flow analysis and their book value as an indicator of potential impairment. The application of SFAS 142 transitional accounting provisions and the annual impairment test are discussed in Note C.

              Accrued Liabilities:    Accrued liabilities consist of the following:

	May 31
	2002	2003
Compensation and payroll taxes	$4,284	$7,431
Interest	2,912	2,754
Income taxes	1,831	745
Warranty reserve	47	672
Other accrued expenses	4,557	5,278

Accrued liabilities	$13,631	$16,880

              Warranties:    The Company offers warranties for specific products it manufactures. The Company also provides extended warranties for some products it sells that lengthen the period of coverage specified in the manufacturer's original warranty. Terms generally range from one to three years.

              The Company estimates the cost to perform under its warranty obligation and recognizes this estimated cost at the time of the related product sale. The Company reports this expense as an element of cost of products sold in its statement of operations and comprehensive income (loss). Each quarter, the Company assesses actual warranty costs incurred, on a product-by-product basis, as compared to its estimated obligation. The estimates with respect to new products are based generally on knowledge of the manufacturers' experience and are extrapolated to reflect the extended warranty period, and are refined each quarter as better information with respect to warranty experience becomes known.

              Warranty reserves are established for costs that are expected to be incurred after the sale and delivery of products under warranty. The warranty reserves are determined based on known product failures, historical experience, and other currently available evidence. Changes in the warranty reserve for fiscal 2003 were as follows (in thousands):

Warranty Reserve
Balance at May 31, 2002	$47
Accruals for warranties issued during the period	846
Utilization	(221)

Balance at May 31, 2003	$672

              The increase in the warranty accrual primarily represents warranties related to a new product offering by the Company's Display Systems Group beginning in the third quarter of fiscal 2003.

              Non-current Liabilities:    Non-current liabilities of $5,195 at May 31, 2002 and $5,049 at May 31, 2003 represent guaranteed payments for acquisitions made during fiscal 2001 as discussed in Note E.

              Foreign Currency Translation:    Foreign currency balances and financial statements are translated into U. S. dollars at end-of-period rates. Revenues and expenses are translated at the current rate on the date of the transaction. Gains and losses resulting from foreign currency transactions are included in income. Foreign currency transaction losses reflected in operations are $151, $95 and $688 in 2001, 2002, and 2003, respectively. Gains and losses resulting from translation of foreign subsidiary financial statements are credited or charged directly to stockholders' equity.

              Revenue Recognition:    The Company's product sales are recognized as revenue generally upon shipment, when title passes to the customer, delivery has occurred or services have been rendered, and collectibility is reasonably assured. The Company's terms are generally FOB shipping point and sales are recorded net of discounts, rebates and returns based on the Company's historical experience. The Company's products are often manufactured to meet the specific design needs of its customers' applications. Its engineers work closely with customers in ensuring that the product the Company seeks to provide them will meet their needs, but its customers are under no obligation to compensate the Company for designing the products it sells; the Company retains the rights to its designs.

              Shipping and Handling Fees and Costs:    Shipping and handling costs billed to customers are reported as sales and the related costs in cost of sales.

              Income Taxes:    Deferred tax assets and liabilities are established for differences between financial reporting and tax accounting of assets and liabilities and are measured using the marginal tax rates. U.S. income taxes have not been provided on the undistributed earnings of foreign subsidiaries and affiliates as the Company intends to permanently reinvest such earnings.

              Stock-Based Compensation:    The Company accounts for its stock option plans in accordance with Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. However, the exercise price of all grants under the Company's option plans has been equal to the fair market value on the date of grant. Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation, requires estimation of the fair value of options granted to employees. Had the Company's option plans and stock purchase plan been treated as compensatory under the provisions of

SFAS No. 123, the Company's net income (loss) and net income (loss) per share would have been affected as follows (see Note J for underlying assumptions):

	2001	2002	2003
Net income (loss), as reported	$17,734	$(11,459)	$(27,993)
Add: Stock-based compensation expense included in reported net income (loss), net of taxes	222	241	307
Deduct: Stock-based compensation expense determined under fair value-based method for all awards, net of taxes	(1,374)	(1,838)	(1,922)

Pro-forma net income (loss)	$16,582	$(13,056)	$(29,608)

Net income (loss) per share, basic:
Reported net income (loss)	$1.33	$(0.84)	$2.03
Pro-forma compensation expense, net of taxes	(0.09)	(0.13)	(0.11)

Pro-forma net income (loss) per share	$1.24	$(0.97)	$(2.14)

Net income (loss) per share, diluted:
Reported net income (loss)	$1.21	$(0.84)	$(2.03)
Pro-forma compensation expense, net of taxes	(0.07)	(0.13)	(0.11)

Pro-forma net income (loss) per share	$1.14	$(0.97)	$(2.14)

              Earnings per Share:    Basic earnings per share is calculated by dividing net income by the weighted average number of Common and Class B Common shares outstanding. Diluted earnings per share is calculated by dividing net income, adjusted for interest savings, net of tax, on assumed bond conversions, by the actual shares outstanding and share equivalents that would arise from the exercise of stock options and the assumed conversion of convertible bonds when dilutive. The per share amounts presented in the Consolidated Statement of Operations are based on the following amounts:

	2001	2002	2003
Numerator for basic EPS:
Net income (loss)	$17,734	$(11,459)	$(27,993)

Denominator for basic EPS:
Shares outstanding, June 1	12,987	13,470	13,767
Additional shares issued	346	147	42

Average shares outstanding	13,333	13,617	13,809

Numerator for diluted EPS:
Net income (loss)	$17,734	$(11,459)	$(27,993)
Interest savings, net of tax, on assumed conversion of bonds	3,459	–	–

Adjusted net income (loss)	$21,193	$(11,459)	$(27,993)

Denominator for diluted EPS:
Average shares outstanding	13,333	13,617	13,809
Effect of dilutive stock options	555	–	–
Assumed conversion of bonds	3,680	–	–

Average shares outstanding	17,568	13,617	13,809

              Out-of-the-money (exercise price higher than market price) stock options are excluded from the calculation. The Company's 8 1/4% and 7 1/4% convertible debentures and common stock equivalent options are excluded from the calculation in 2002 and 2003 as assumed conversion would be anti-dilutive.

              Derivatives and Hedging Activities:    Effective June 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS 133), which establishes accounting and reporting standards for derivative instruments and hedging activities. SFAS 133 requires that the Company recognize all derivatives as either assets or liabilities on the Consolidated Balance Sheets and measure those instruments at fair value.

              The Company has interest rate exchange agreements to convert approximately $37.2 million of its floating rate debt to an average fixed rate of 8% for the term of the debt through July 2004. At June 1, 2001, in connection with the adoption of SFAS No. 133, the Company recorded a transition adjustment relating to these agreements, which reduced other accumulated comprehensive income in shareholders' equity by $971, after tax. As a result of interest rate fluctuations, the Company recorded $1,926 in 2002 and $789 in 2003 as additional interest expense in the statement of operations.

Note B—Restatement

              In the second quarter of fiscal 2004, the Company identified an accounting error that occurred in a foreign subsidiary, which affected previously reported interest expense for the prior seven quarters beginning with the quarter ended February 29, 2002. The financial statements for fiscal 2002 and 2003 have been restated to correct this error. The restatement increased net loss for fiscal 2002 and 2003 from $11,270 and $27,558 to $11,459 and $27,993, respectively.

Note C—Goodwill and Other Intangible Assets

              As discussed in Note A, the Company adopted the new rules on accounting for goodwill and other intangible assets effective June 1, 2002, and, accordingly, discontinued the amortization of goodwill and other intangible assets not subject to amortization.

              The following table presents a reconciliation of reported net income (loss) to adjusted net income (loss) excluding amortization of goodwill and other intangible assets not subject to amortization, net of tax:

	2001	2002	2003
Reported net income (loss)	$17,734	$(11,459)	$(27,993)
Add back amortization of goodwill	411	369	–
Add back amortization of other intangible assets not subject to amortization	63	54	–

Adjusted net income (loss)	$18,208	$(11,036)	$(27,993)

Basic earning per share	$1.33	$(0.84)	$(2.03)
Add back amortization of goodwill	0.03	0.03	–
Add back amortization of other intangible assets not subject to amortization	0.01	–	–

Adjusted basic earning per share	$1.37	$(0.81)	$(2.03)

Diluted earning per share	$1.21	$(0.84)	$(2.03)
Add back amortization of goodwill	0.02	0.03	–
Add back amortization of other intangible assets not subject to amortization	–	–	–

Adjusted diluted earning per share	$1.23	$(0.81)	$(2.03)

              During the second quarter of fiscal 2003, the Company completed both steps of the required impairment tests of goodwill and indefinite life intangible assets for each of the reporting units as required under the transitional accounting provisions of SFAS 142. In identifying reporting units, the Company evaluated its reporting structure as of June 1, 2002. The Company concluded that the following operating segments and their components qualified as reporting units: RF & Wireless Communications, Broadcast, Display Systems Group, Industrial Power Group, Burtek, and Security Systems Division excluding Burtek. The first step in the process of goodwill impairment testing is a screen for potential impairment of the goodwill and other long lived assets, while the second step measures the amount of the impairment. The Company used a discounted cash flow valuation (income approach) to determine the fair value of each of the reporting units. Sales, net income, and EBITDA multiples (market approaches) were used as a check against the impairment implications derived under the income approach. The first step indicated that goodwill and other long lived assets of RF & Wireless Communications, Broadcast and Security Systems Division excluding Burtek were impaired. In evaluating the amount of impairment, it was determined that all goodwill and other long lived assets were impaired for the aforementioned reporting units. Consequently, the Company recorded, effective at the beginning of fiscal 2003, an impairment loss of $21.6 million of which $21.5 million related to goodwill with the balance attributable to other intangible assets with indefinite useful lives. The impairment loss of $17.9 million, net of tax of $3.7 million, was recorded as a cumulative effect of a change in accounting principle.

              The Company performed its annual impairment test during the fourth quarter of fiscal 2003. The same methodology was employed in completing the annual impairment test as in applying transitional accounting provisions of SFAS 142. The Company did not find any indication that additional impairment existed and, therefore, no additional impairment loss was recorded as a result of completing the annual impairment test.

              The table below provides changes in carrying value of goodwill by reportable segment:

Goodwill

	Reportable segments
	RFWC	IPG	SSD	DSG	Total
Balance at May 31, 2002	$20,342	$864	$2,297	$1,411	$24,914
Additions	–	–	–	1,548	1,548
Cumulative effect of change in accounting principle	(20,345)	–	(1,131)	–	(21,476)
Foreign currency translation	3	9	139	–	151

Balance at May 31, 2003	$–	$873	$1,305	$2,959	$5,137

              The addition to goodwill during fiscal 2003 represents additional consideration for the Pixelink acquisition made in fiscal 1999 due to the acquired business achieving certain targeted operating levels.

              The following table provides changes in carrying value of other intangible assets not subject to amortization which represent incorporation and acquisition costs:

Other intangible assets not subject to amortization

	Reportable segments
	RFWC	IPG	SSD	DSG	Total
Balance at May 31, 2002	$111	$9	$373	$–	$493
Cumulative effect of change in accounting principle	(111)	–	–	–	(111)
Foreign currency translation	–	–	36	–	36

Balance at May 31, 2003	$–	$9	$409	$–	$418

              Intangible assets subject to amortization as well as amortization expense are as follows:

Intangible assets subject to amortization as of May 31

	2001	2002	2003
Gross amounts:
Deferred financing costs	$1,735	$1,883	$2,191
Patents & trademarks	478	478	478

Total gross amounts	2,213	2,361	2,669
Accumulated amortization:
Deferred financing costs	1,215	1,366	1,647
Patents & trademarks	423	436	448

Total accumulated amortization	$1,638	$1,802	$2,095

Amortization of intangible assets subject to amortization

	2001	2002	2003
Deferred financing costs	$120	$148	$261
Patents & trademarks	35	13	12

Total	$155	$161	$273

              The amortization expense associated with the intangible assets subject to amortization is expected to be $302, $183, $79, and $10 in fiscal 2004, 2005, 2006, and 2007, respectively. The weighted average number of years of amortization expense remaining is 2.3.

Note D—Charges

              During the fourth quarter of fiscal 2003, the Company took certain actions to align its inventory and cost structure to current sales levels amid continued weakness in the global economy and limited demand visibility. As a result, the Company recorded a non-cash inventory write-down charge of $13.8 million, a restructuring charge of $1.7 million, and other charges of $0.6 million. In addition, a valuation allowance tax provision in the amount of $1.6 million was established related to deferred income tax assets attributable to net operating losses in certain foreign subsidiaries. The net of tax effect of the aforementioned charges was $11.9 million on the Company's results of operations.

              The restructuring charge consisted of $1,536 for employee severance and $210 lease breakage costs and was included in fiscal 2003 selling, general and administrative expense (SG&A). The severance costs of $328 were paid in 2003 with the remaining balance payable in fiscal 2004. Terminations affected over 70 employees across various business functions, operating units and geographic regions. All terminations and termination benefits were communicated to the affected employees prior to 2003 year-end. Management has estimated annual savings of $3 million in SG&A expense beginning in fiscal 2004 as a direct result of the restructuring program.

              In the fourth quarter of fiscal 2002, the Company reevaluated its inventory reserve estimate in light of the industry wide decline in sales, a prolonged recovery period, and changes in the Company's mix of business toward higher technology products particularly in the telecommunications market. An inventory obsolescence and overstock adjustment of $15,279, or $9,778 net of tax, was included in cost of sales. Also in the fourth quarter of 2002, the Company recorded a provision for uncollectable accounts receivable and severance due to recent management changes. The charge was $794, or $509 net of tax, recorded in SG&A and other expense.

Note E—Acquisitions

              Fiscal 2001:    In June 2000, the Company acquired the assets and liabilities of Celti Electronics, a French distributor of fiber optic communications products with annual sales of $3,600. In January 2001, the Company also acquired the assets and liabilities of Aviv Electronics of Israel, a distributor specializing in design-in services for active and passive electronic components with annual sales of $10,000. Baron Electronics, a distributor of electronic components in Latin America, was acquired in May 2001, with annual sales of $2,000.

              The aggregate cash outlay in 2001 for business acquisitions was $8,316.

              Fiscal 2002:    In July 2001, the Company acquired Sangus Holdings AB (Sangus) which serves the Nordic countries of Sweden, Finland, Denmark and Norway. Sangus is a specialist in RF & microwave technology with annual revenues at the time of purchase of $9,600. The aggregate cash outlay in 2002 for this and all previous business acquisitions (earnout payments) was $8,785.

              Fiscal 2003:    The aggregate cash outlay in 2003 for business acquisitions was $1,108 representing additional consideration paid for certain business acquisitions made in prior periods due to the acquired businesses achieving certain targeted operating levels.

              Each of the acquisitions was accounted for by the purchase method, and accordingly, their results of operations are included in the consolidated statements of operations from the respective dates of acquisition. The impact of these acquisitions on results of operations was not significant and would not have been significant if they had been included for the entire year. If each of these acquisitions had occurred at the beginning of the year, consolidated sales would have increased by approximately $14,000 and $900 in 2001 and 2002, respectively.

              The terms of certain of the Company's acquisition agreements provide for additional consideration to be paid if the acquired entity's results of operations exceed certain targeted levels. Such amounts are paid in cash and recorded when earned as additional consideration, and amounted to $2,638, $1,274, and $1,108 in 2001, 2002 and 2003, respectively. Assuming the goals established in all agreements outstanding at May 31, 2003 were met, additional consideration aggregating approximately $7,277 would be payable through July of 2004.

Note F—Disposal of Product Line

              On February 22, 2002, the Company sold certain assets of its Medical Systems Group (MSG), specifically, inventory and other assets related to its Medical Glassware product line (MG) used in the reloading and distribution of X-ray, CT, and image intensifier tubes, amid continued decline in the product lines sales and gross margins due to increased competition in the replacement market and production inefficiencies in tube reloading. The book value of the assets sold was $10.9 million. Proceeds from the sale were $6.3 million resulting in a loss on the sale of $4.6 million or $2.9 million, net of tax.

              The MG product line at the time of sale represented more than half of the Company's MSG revenues with medical monitors and associated display products making up the majority of the balance. The MG sales were $15,966, $12,940, and $1,269 in fiscal 2001, 2002, and 2003.

Note G—Debt Financing

              Long-term debt consists of the following:

	May 31
	2002	2003
8 1/4% Convertible debentures, due June 2006	$40,000	$40,000
7 1/4% Convertible debentures, due December 2006	30,825	30,825
Floating-rate multi-currency revolving credit facility, due September 2005 (4.24% at May 31, 2003)	59,388	65,802
Financial instruments	1,949	1,753
Other	94	62

Total debt	132,256	138,442
Less current portion	(38)	(46)

Long-term debt	$132,218	$138,396

              The 7 1/4% convertible debentures are unsecured and subordinated to other long-term debt, including the 8 1/4% convertible debentures. Each $1 of the 7 1/4% debenture is convertible into the Company's Common Stock at any time prior to maturity at $21.14 per share and the 8 1/4% convertible debentures are convertible at $18.00 per share. The Company is required to make sinking fund payments of $3,850 in fiscal 2005 and $6,225 in fiscal 2006.

              The Company has a multi-currency revolving credit facility agreement in the amount of $102.0 million. The agreement matures in September of 2005 and bears interest at applicable LIBOR rates plus a margin, varying with certain financial performance criteria. At May 31, 2003, the margin was 225 basis points and $36.2 million was available under this facility.

              In the following table, the fair values of the Company's 7 1/4% and 8 1/4% convertible debentures are based on quoted market prices at the end of the fiscal year. The fair values of the bank term loans are based on carrying value.

	2002		2003
	Carrying Value	Fair Value	Carrying Value	Fair Value
8 1/4% Convertible debentures	$40,000	$36,250	$40,000	$37,200
7 1/4% Convertible debentures	30,825	26,240	30,825	28,051
Floating-rate multi-currency revolving credit facility	59,388	59,388	65,802	65,802
Financial instruments	1,949	1,949	1,753	1,753
Other	94	94	62	62

Total	132,256	123,921	138,442	132,868
Less current portion	(38)	(38)	(46)	(46)

Total	$132,218	$123,883	$138,396	$132,822

              The loan and debenture agreements contain financial covenants with which the Company was in full compliance at May 31, 2003. These covenants include benchmark levels for tangible net worth, a borrowing base, senior funded debt to cash flow and annual debt service coverage.

              Aggregate maturities of debt during the next five years are: $46 in 2004, $3,866 in 2005, $72,027 in 2006, and $60,750 in 2007. Cash payments for interest were $11,230, $11,336, and $10,246 in 2001, 2002, and 2003, respectively.

Note H—Facility Lease Obligations and Other Commitments

              The Company leases certain warehouse and office facilities under non-cancelable operating leases. Rent expense for fiscal 2001, 2002, and 2003 was $3,189, $3,337 and $3,608, respectively. At May 31,2003, future lease commitments for minimum rentals, including common area maintenance charges and property taxes, were $3,378 in 2004, $2,447 in 2005, $1,573 in 2006, $703 in 2007, $527 in 2008, and $661 thereafter.

              As of May 31, 2003, the Company has several performance bonds outstanding that were required by certain African and Latin American customers. The total amount of the bonds was $645 with expiration dates between July and December of 2003.

Note I—Income Taxes

              The components of income (loss) before income taxes are:

	Year Ended May 31
	2001	2002	2003
United States	$19,730	$(18,634)	$(14,724)
Foreign	6,660	836	1,581

Income (loss) before taxes	$26,390	$(17,798)	$(13,143)

              The provision for income taxes differs from income taxes computed at the federal statutory tax rate of 35% in 2001 and 34% in 2002 and 2003 and as a result of the following items:

	Year Ended May 31
	2001	2002	2003
Federal statutory rate	35.0%	(34.0)%	(34.0)%
Effect of:
State income taxes, net of federal tax benefit	1.4	(2.3)	(2.1)
Export benefit	(2.2)	(2.9)	(4.7)
Foreign taxes at other rates	(2.7)	(0.2)	1.6
Valuation allowance for foreign net oper. loss carryforwards	–	–	12.1
Other	1.3	3.8	4.2

Effective tax rate	32.8%	(35.6)%	(22.9)%

              The provisions for income taxes consist of the following:

	Year Ended May 31
	2001	2002	2003
Currently payable:
Federal	$5,622	$(1,075)	$(2,111)
State	133	(158)	(464)
Foreign	2,016	674	2,169

Total currently payable	7,771	(559)	(406)

Deferred:
Federal	443	(4,651)	(1,534)
State	430	(519)	(252)
Foreign	12	(610)	(820)

Total deferred	885	(5,780)	(2,606)

Income tax provision (benefit)	$8,656	$(6,339)	$(3,012)

              Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities as of May 31, 2002 and 2003 are as follows:

	Year Ended May 31
	2002	2003
Deferred tax assets:
Intercompany profit in inventory	$1,075	$1,264
NOL carryforward—foreign	–	4,615
Inventory valuation	10,652	12,329
Goodwill	(661)	2,690
Alternative minimum tax credit	–	1,189
Other	3,955	1,928

	15,021	24,015
Deferred tax liabilities:
Accelerated depreciation	(3,339)	(3,022)
Other	(4,327)	(5,721)

	(7,666)	(8,743)
Net deferred tax assets	7,355	15,272
Valuation allowance	–	(1,586)

Net deferred tax assets after valuation allowance	$7,355	$13,686

              As of May 31, 2003, the Company has net operating losses (NOL) totaling $12,819 in various foreign jurisdictions. The majority of the NOL can be carried forward from 5 years to indefinitely. During fiscal 2003, the Company recorded a valuation allowance of $1,586 relating to deferred tax assets in certain foreign subsidiaries which sustained consecutive years of losses. As required by FAS 109, these subsidiaries should not continue to accrue future benefits. The Company also has an alternative minimum tax credit carryforward as of May 31, 2003, in the amount of $1,189 which has an indefinite carryforward period.

              Income taxes paid, including foreign estimated tax payments, were $7,125, $952, and $2,657 in 2001, 2002, and 2003, respectively.

              All current year positive earnings of the Company's foreign subsidiaries are considered permanently reinvested pursuant to APB 23. The current net earnings of these subsidiaries amount to $4,572.

Note J—Stockholders' Equity

              The Company has authorized 30,000 shares of Common Stock, 10,000 shares of Class B Common Stock, and 5,000 shares of Preferred Stock. The Class B Common Stock has ten votes per share. The Class B Common Stock has transferability restrictions; however, it may be converted into Common Stock on a share-for-share basis at any time. With respect to dividends and distributions, shares of common stock and Class B Common Stock rank equally and have the same rights, except that Class B Common Stock is limited to 90% of the amount of common stock cash dividends.

              Total Common Stock issued and outstanding, excluding Class B at May 31, 2003, was 10,750 shares, net of treasury shares of 1,506. An additional 9,576 shares of Common Stock have been reserved for the potential conversion of the convertible debentures and Class B Common Stock and for future issuance under the Employee Stock Purchase Plan and Employee and Non-Employee Director Stock Option Plans.

              The Employee Stock Purchase Plan (ESPP) provides substantially all employees an opportunity to purchase Common Stock of the Company at 85% of the stock price at the beginning or the end of the year, whichever is lower. At May 31, 2003, the plan had 16 shares reserved for future issuance.

              The Employees' 2001 Incentive Compensation Plan authorizes the issuance of up to 900 shares as incentive stock options, non-qualified stock options or stock awards. Under this plan and predecessor plans, 2,434 shares are reserved for future issuance. The Plan authorizes the granting of incentive stock options at the fair market value at the date of grant. Generally, these options become exercisable over staggered periods and expire up to ten years from the date of grant.

              Under the 1996 Stock Option Plan for Non-Employee Directors and a predecessor plan, at May 31, 2003, 238 shares of Common Stock have been reserved for future issuance relating to stock options exercisable based on the passage of time. Each option is exercisable over a period from its date of grant at the market value on the grant date and expires after ten years.

              The Company applies APB Opinion No. 25 and related interpretations in accounting for its option plans and, accordingly, has not recorded compensation expense for such plans. SFAS No. 123 requires the calculation of the fair value of each option granted. This fair value is estimated on the date of grant using the Black-Scholes option-pricing model with the assumptions indicated below:

Assumptions used in estimating options fair values

	2001	2002	2003
Risk-free interest rate	5.9%	4.0%	2.9%
Annual standard deviation of stock price	56%	50%	49%
Average expected life (years)	5.1	5.2	5.1
Annual dividend rate	$.16	$.16	$.16
Average fair value per option	$7.07	$2.95	$4.12
Option value of ESPP per share	$2.55	$1.96	$1.91
Fair value of options granted during the year	$3,253	$1,206	$297

              A summary of the share activity and weighted average exercise prices for the Company's option plans is as follows:

	Outstanding		Exercisable
	Shares	Price	Shares	Price
At May 31, 2000	1,559	$7.82	755	$7.82
Granted	460	13.75
Exercised	(277)	7.24
Cancelled	(120)	10.96

At May 31, 2001	1,622	9.39	667	7.73
Granted	417	7.21
Exercised	(173)	7.24
Cancelled	(21)	10.49

At May 31, 2002	1,845	9.09	802	8.52
Granted	72	9.83
Exercised	(112)	6.75
Cancelled	(88)	9.69

At May 31, 2003	1,717	$9.25	1,111	$9.08

              The following table summarizes information about stock options outstanding as of May 31, 2003:

	Outstanding			Exercisable
Exercise Price Range
	Shares	Price	Life	Shares	Price	Life
$3.75 to $5.38	30	$4.57	3.5	30	$4.57	3.5
$6.00 to $7.50	828	7.01	6.4	448	7.01	5.3
$7.90 to $8.97	280	8.25	4.4	280	8.25	4.4
$10.64 to $13.81	579	13.16	7.2	353	12.75	7.1

Total	1,717			1,111

Note K—Employee Retirement Plans

              The Company's domestic employee retirement plans consist of a profit sharing plan and a stock ownership plan (ESOP). Annual contributions in cash or Company stock are made at the discretion of the Board of Directors. In addition, the profit sharing plan has a 401(k) provision whereby the Company matches 50% of employee contributions up to 4% of base pay. Charges to expense for discretionary and matching contributions to these plans were $2,403, $926, and $660 for fiscal 2001, 2002, and 2003, respectively. Such amounts included contributions in stock of $887 for 2001, based on the stock price at the date contributed. Shares are included in the calculation of earnings per share and dividends are paid to the ESOP from the date the shares are contributed. Foreign employees are covered by a variety of government mandated programs.

Note L—Segment and Geographic Information

              The following disclosures are made in accordance with the SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. The Company's strategic business units (SBU's) in 2003 were: RF & Wireless Communications Group (RFWC), Industrial Power Group (IPG), Security Systems Division (SSD), and Display Systems Group (DSG).

              RFWC serves the voice and data telecommunications market and the radio and television broadcast industry predominately for infrastructure applications.

              IPG serves a broad range of customers including the steel, automotive, textile, plastics, semiconductor manufacturing, and transportation industries.

              SSD provides security systems and related design services which includes such products as closed circuit television (CCTV), fire, burglary, access control, sound and communica-tion products and accessories.

              DSG provides system integration and custom display solutions for the public information, financial, point-of-sale, and medical imaging markets.

              Medical Glassware (MG) represents a portion of the former Medical Systems Group (MSG). MG was sold in February of 2002.

              Each SBU is directed by a Vice President and General Manager who reports to the President and Chief Operating Officer. The President evaluates performance and allocates resources, in part, based on the direct operating contribution of each SBU. Direct operating contribution is defined as gross margin less product management and direct selling expenses.

              Accounts receivable, inventory, and goodwill are identified by SBU. Cash, net property and other assets are not identifiable by SBU. Operating results for each SBU are summarized in the following table:

	Sales	Gross Margin	Contribution	Assets
Fiscal 2001
RFWC	$244,381	$63,593	$42,395	$127,005
IPG	89,053	30,650	24,567	45,276
SSD	82,352	18,932	9,235	34,038
DSG	59,476	14,553	7,110	27,118
MG	15,966	3,765	1,852	15,050

Total	$491,228	$131,493	$85,159	$248,487

Fiscal 2002
RFWC	$202,409	$47,467	$24,876	$114,801
IPG	74,578	24,356	17,643	37,037
SSD	85,087	20,080	10,248	32,401
DSG	60,697	15,864	8,528	22,889
MG	12,940	2,727	1,267	1,868

Total	$435,711	$110,494	$62,562	$208,996

Fiscal 2003
RFWC	$222,448	$49,889	$25,255	$85,350
IPG	77,487	25,321	17,844	37,377
SSD	92,090	22,939	12,539	31,906
DSG	64,191	16,218	9,674	22,217
MG	1,269	164	(80)	276

Total	$457,485	$114,531	$65,232	$177,126

              A reconciliation of sales, gross margin, direct operating contribution and assets to the relevant consolidated amounts is as follows. Other assets not identified include miscellaneous receivables, manufacturing inventories and other assets.

	Year ended May 31
	2001	2002	2003
Segment sales	$491,228	$435,711	$457,485
Corporate	11,141	7,781	7,032

Sales	$502,369	$443,492	$464,517

Segment gross margin	$131,493	$110,494	$114,531
Inventory charges	–	(15,282)	(13,810)
Manufacturing variances and other costs	57	(1,046)	(1,631)

Gross margin	$131,550	$94,166	$99,090

Segment contribution	$85,159	$62,562	$65,232
Inventory charges	–	(15,282)	(13,810)
Manufacturing variances and other costs	57	(1,046)	(1,631)
Regional selling expenses	(16,697)	(15,380)	(17,336)
Administrative expenses	(31,413)	(31,207)	(34,114)
Loss from disposition of a business	–	(4,551)	–

Operating income (loss)	$37,106	$(4,904)	$(1,659)

Segment assets	$248,487	$208,996	$177,126
Cash and equivalents	15,946	15,296	16,874
Other current assets	19,329	20,999	26,320
Net property	28,753	28,827	31,088
Other assets	8,999	12,529	13,523

Total assets	$321,514	$286,647	$264,931

              Geographic sales information is primarily grouped by customer destination into five areas: North America, Europe, Asia/Pacific, Latin America, and Direct Export. Sales to Mexico are included as part of Latin America. Direct Export includes sales to export distributors in countries where the Company does not have sales offices.

              Sales and long-lived assets (net property and other assets, excluding investments) are presented in the table below.

	Year ended May 31
	2001	2002	2003
Sales
United States	$246,319	$188,473	$197,184
Canada	56,569	53,294	58,732

North America	302,888	241,767	255,916
Europe	99,215	92,351	100,388
Asia/Pacific	51,411	65,534	74,746
Latin America	28,012	28,943	20,506
Direct Export	9,702	7,116	5,929

Total	$491,228	$435,711	$457,485

Assets
United States	$36,726	$37,608	$30,060
Canada	2,085	2,408	2,659

North America	38,811	40,016	32,719
Europe	8,394	13,953	3,192
Asia/Pacific	1,613	788	794
Latin America	622	1,445	1,194

Total	$49,440	$56,202	$37,899

              The sharp decrease in long-lived assets from 2002 to 2003 is primarily due to the goodwill impairment recorded in 2003.

              The Company sells its products to companies in diversified industries and performs periodic credit evaluations of its customers' financial condition. Terms are generally on open account, payable net 30 days in North America, and vary throughout Europe, Asia/Pacific, and Latin America. Estimates of credit losses are recorded in the financial statements based on periodic reviews of outstanding accounts and actual losses have been consistently within management's estimates.

Note M—Litigation

              While the Company has several litigation matters pending against it that arose in the ordinary course of business, it is believed that, in the aggregate, they would not have a material adverse effect on the Company.

              In fiscal 2003, the Company received notice that two customers of one of its subsidiaries are asserting claims against it in connection with product it sold to them by the subsidiary that the Company acquired pursuant to a distribution agreement with the manufacturer of the product. The claims are based on the product not meeting the specification provided by the manufacturer. The Company has notified the manufacturer and the Company's insurance carrier of these claims. The

Company is unable to evaluate the outcome of these claims or the recovery from the manufacturer or insurance carrier as the investigation has not been completed. The Company intends to vigorously defend these claims and prosecute its claims against the manufacturer and insurer if it should have any liability.

              The Company is engaged in litigation it has filed, Richardson Electronics, Ltd. v. Signal Technology Corporation, 03 L 002661 (Circuit Court, Cook County, Illinois) and Signal Technology Corporation v. Richardson Electronics, Ltd., C.A. No. 03-0335 (Superior Court Boston, Massachusetts). The Company filed suit in Illinois claiming damages in the amount of approximately $2.0 million resulting from Signal's refusal to take delivery of product on six purchase orders it had placed with the Company. Signal has filed a declaratory judgment suit in Massachusetts seeking a ruling that it has no liability to the Company. Signal has not asserted any claim against the Company.

              The Company has asserted a claim against a former vendor in the amount of $593 for inventory it sought to return to the vendor pursuant to the terms of a Distribution Agreement between the two parties, that the vendor has refused to accept as of this time.

Note N—Selected Quarterly Financial Data (Unaudited)

              Summarized quarterly financial data for 2002 and 2003 follow.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2002:
Net sales	$104,681	$115,499	$109,431	$113,881
Gross margin	26,474	28,381	26,280	13,031
Net income (loss)	(354)	902	(2,823)	(9,184)
Net income (loss) per share:
Basic and Diluted	(0.03)	0.07	(0.21)	(0.67)
2003:
Net sales	$108,614	$118,958	$118,010	$118,935
Gross margin	27,154	28,913	28,202	14,821
Income (loss) before cumulative effect of accounting change	166	1,078	(102)	(11,271)
Per share:
Basic & Diluted	0.01	0.08	(0.01)	(0.82)
Net income (loss)	(17,696)	1,078	(102)	(11,271)
Net income (loss) per share:
Basic and Diluted	(1.29)	0.08	(0.01)	(0.82)

              A reconciliation of reported net income (loss) to amended net income (loss) including the additional interest expense for the affected quarters (See Note B) is provided in the following table:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2002:
Reported Net Income (Loss)	$(354)	$902	$(2,743)	$(9,075)
Additional Interest Expense	–	–	(80)	(109)

Amended Net Income	(354)	902	(2,823)	(9,184)

Income Per Share:
Reported Basic and Diluted	(0.03)	0.07	(0.20)	(0.66)
Additional Interest Expense	0.00	0.00	(0.01)	(0.01)

Amended Net Income (Loss) Per share: Basic and Diluted	(0.03)	0.07	(0.21)	(0.67)

2003:
Reported Net Income (Loss)	$(17,578)	$1,190	$(5)	$(11,163)
Additional Interest Expense	(118)	(112)	(97)	(108)

Amended Net Income	(17,696)	1,078	(102)	(11,271)

Income Per Share:
Reported Basic and Diluted	(1.28)	0.09	0.00	(0.81)
Additional Interest Expense	(0.01)	(0.01)	(0.01)	(0.01)

Amended Net Income (Loss) Per share: Basic and Diluted	(1.29)	0.08	(0.01)	(0.82)

              The first quarter of fiscal 2003 includes a cumulative effect of accounting change of $17,862, net of tax (see Note C). The third quarter of fiscal 2002 contains a net of tax loss of $2.9 million for the disposal of the Medical Glassware business (see Note F). The fourth quarters of fiscal 2002 and 2003 include charges of $10.3 million and $11.9 million, net of tax, respectively, primarily related to inventory write-downs (see Note D).

RICHARDSON ELECTRONICS, LTD.

Condensed Consolidated Balance Sheets

(in thousands, except per share amounts)

	As of
	May 31, 2003	February 28, 2004
	(as restated, see Note B)	(unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$16,874	$19,727
Receivables, less allowance of $3,350 and $3,306	85,355	96,302
Inventories	95,896	93,207
Prepaid expenses	6,919	4,051
Deferred income taxes, net	19,401	20,506

Total current assets	224,445	233,793
Property, plant and equipment, net	31,088	30,747
Goodwill and intangible assets, net	6,129	5,891
Other assets	3,269	4,705

Total assets	$264,931	$275,136

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Accounts payable	$23,660	$30,724
Accrued liabilities	17,421	21,122
Current portion of long-term debt	46	4,488

Total current liabilities	41,127	56,334
Long-term debt	138,396	127,455
Deferred income taxes, net	5,269	8,282
Other non-current liabilities	5,049	127

Total liabilities	189,841	192,198
Stockholders' Equity
Common stock ($.05 par value; issued 12,258 shares at May 31, 2003 and 12,500 shares at February 28, 2004)	613	625
Class B common stock, convertible ($.05 par value; issued 3,207 shares at May 31, 2003 and 3,171 shares at February 28, 2004)	160	159
Preferred stock ($1.00 par value; no shares issued)	–	–
Additional paid-in capital	91,962	93,886
Common stock in treasury, at cost (1,506 shares at May 31, 2003 and 1,496 shares at February 28, 2004)	(8,922)	(8,864)
Retained earnings	6,079	8,026
Unearned compensation	(541)	(368)
Accumulated other comprehensive loss	(14,261)	(10,526)

Total stockholders' equity	75,090	82,938

Total liabilities and stockholders' equity	$264,931	$275,136

See notes to condensed consolidated financial statements.

RICHARDSON ELECTRONICS, LTD.

Condensed Consolidated Statements Of Operations And Comprehensive Income (Loss)
For The Three- And Nine-Month Periods Ended February 28, 2003 And February 28, 2004

(unaudited, in thousands, except per share amounts)

	Three months ended		Nine months ended
	February 28, 2003	February 28, 2004	February 28, 2003	February 28, 2004
	(as restated, see Note B)		(as restated, see Note B)
Net sales	$118,010	$127,338	$345,582	$374,695
Cost of products sold	89,808	95,802	261,313	283,102

Gross margin	28,202	31,536	84,269	91,593
Selling, general and administrative expenses	25,451	27,101	74,155	78,441

Operating income	2,751	4,435	10,114	13,152
Other (income) expense
Interest expense	2,634	2,577	7,757	7,682
Other, net	224	365	390	252

Total other (income) expense	2,858	2,942	8,147	7,934

Income before income tax and cumulative effect of accounting change	(107)	1,493	1,967	5,218
Income tax	(5)	493	825	1,621

Income before cumulative effect of accounting change	(102)	1,000	1,142	3,597
Cumulative effect of accounting change, net of tax (Note E)	–	–	(17,862)	–

Net income (loss)	$(102)	$1,000	$(16,720)	$3,597

Net income (loss) per share—basic:
Net income per share before cumulative effect of accounting change	$(0.01)	$0.07	$0.08	$0.26
Cumulative effect of accounting change, net of tax (Note E)	–	–	(1.30)	–

Net income (loss) per share	$(0.01)	$0.07	$(1.22)	$0.26

Average shares outstanding	13,759	14,102	13,742	14,002

Net income (loss) per share—diluted:
Net income per share before cumulative effect of accounting change	$(0.01)	$0.07	$0.08	$0.25
Cumulative effect of accounting change, net of tax (Note E)	–	–	(1.28)	–

Net income (loss) per share	$(0.01)	$0.07	$(1.20)	$0.25

Average shares outstanding	13,759	14,560	13,989	14,374

Dividends per common share	$0.04	$0.04	$0.12	$0.12

Statement of comprehensive income (loss):
Net income (loss)	$(102)	$1,000	$(16,720)	$3,597
Foreign currency translation	2,124	2,149	380	2,803
Unrealized gain (loss) on investments	(90)	201	(293)	413
Fair value adjustments—cash flow hedges	(44)	174	(297)	519

Comprehensive income (loss)	$1,888	$3,524	$(16,930)	$7,332

See notes to condensed consolidated financial statements.

RICHARDSON ELECTRONICS, LTD.

Condensed Consolidated Statements Of Cash Flows
For The Nine-Month Periods Ended February 28, 2003 And February 28, 2004

(unaudited, in thousands)

	Nine months ended
	February 28, 2003	February 28, 2004
	(as restated, see Note B)
Operating Activities
Net income (loss)	$(16,720)	$3,597
Non-cash charges to income (loss):
Depreciation	4,072	3,788
Amortization of intangibles and financing costs	201	225
Deferred income taxes, net	(66)	1,621
Goodwill impairment charge	17,862	–
Other, net	884	665

Total non-cash charges	22,953	6,299

Changes in working capital, net of effects of currency translation:
Accounts receivable	3,312	(8,864)
Inventories	(3,218)	4,324
Other current assets	(628)	(511)
Accounts payable	(6,980)	7,593
Other liabilities	(1,233)	1,753

Net changes in working capital	(8,747)	4,295

Net cash provided by (used in) operating activities	(2,514)	14,191

Financing Activities
Proceeds from borrowings	29,538	29,105
Payments on debt	(23,847)	(36,713)
Proceeds from stock issuance	203	1,537
Cash dividends	(2,151)	(1,651)

Net cash provided by (used in) financing activities	3,743	(7,722)

Investing Activities
Capital expenditures	(4,958)	(3,861)
Earnout payment related to acquisitions	(764)	(1,008)
Proceeds from sales of available-for-sale securities	3,440	3,369
Purchases of available-for-sale securities	(3,440)	(3,369)
Other	(407)	–

Net cash used in investing activities	(6,129)	(4,869)

Effect of exchange rate changes on cash and cash equivalents	1,471	1,253
Net increase (decrease) in cash and cash equivalents	(3,429)	2,853
Cash and cash equivalents at beginning of period	15,296	16,874

Cash and cash equivalents at end of period	$11,867	$19,727

See notes to condensed consolidated financial statements.

RICHARDSON ELECTRONICS, LTD.

Notes To Condensed Consolidated Financial Statements

(in thousands, except per share amounts)

Note A—Basis of Presentation

              The accompanying unaudited Condensed Consolidated Financial Statements (Statements) have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all the information and notes required by accounting principles generally accepted in the United States of America for complete financial statements. In the opinion of management, all adjustments necessary for a fair presentation of the results of interim periods have been made and such adjustments were of a normal and recurring nature. The results of operations and cash flows for the three- and nine-month periods ended February 28, 2004 are not necessarily indicative of the results that may be expected for the year ended May 31, 2004.

              For further information, refer to the consolidated financial statements and notes thereto included in the Company's Annual Report on Form 10-K for the fiscal year ended May 31, 2003. Certain fiscal 2003 balances have been reclassified to conform to the fiscal 2004 presentation.

Note B—Restatement

              The Company identified an accounting error in a foreign subsidiary which affected previously reported interest expense for seven quarters beginning with the third quarter of fiscal 2002 and ending with the first quarter of fiscal 2004. The correction of the error, which aggregated to $738, is presented as a restatement of these prior periods. The restatement increases diluted earnings per share to $0.15 for the second quarter of fiscal 2004 versus the $0.11 published in the December 18, 2003 earnings release. The Company filed a Form 10-K/A for fiscal 2003 and a Form 10-Q/A for the first quarter of fiscal 2004 on January 30, 2004 to reflect these changes. A reconciliation of reported net income (loss) to amended net income (loss) including the additional interest expense for the affected quarters is provided in the following table:

	FY 2002		FY 2003				FY 2004
	3rd Qtr	4th Qtr	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	1st Qtr
Reported net income (loss)	$(2,743.0)	$(9,075.0)	$(17,578.0)	$1,190.0	$(5.0)	$(11,163.0)	$506.0
Additional interest expense	(80.2)	(108.9)	(118.3)	(112.1)	(96.8)	(107.6)	(113.9)

Amended net income (loss)	$(2,823.2)	$(9,183.9)	$(17,696.3)	$1,077.9	$(101.8)	$(11,270.6)	$392.1

Reported basic and diluted income (loss) per share	$(0.20)	$(0.66)	$(1.28)	$0.09	$–	$(0.81)	$0.04
Additional interest expense	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)

Amended basic and diluted net income (loss) per share	$(0.21)	$(0.67)	$(1.29)	$0.08	$(0.01)	$(0.82)	$0.03

Note C—Change in Accounting Principle

              At February 28, 2004, the Company's worldwide inventories were stated at the lower of cost or market using the first-in, first-out (FIFO) method. Effective June 1, 2003, the North American operations, which represent a majority of the Company's operations and approximately 76% of the Company's inventories, changed from the last-in, first-out (LIFO) method to the FIFO method. All other inventories were consistently stated at the lower of cost or market using FIFO method. The Company believes that the FIFO method is preferable because it provides a better matching of revenue and expenses. The accounting change was not material to the financial statements for any of the periods presented, and accordingly, no retroactive restatement of prior years' financial statements was made. Inventories include material, labor and overhead associated with such inventories. Substantially all inventories represent finished goods held for sale.

Note D—Restructuring Charges

              As a result of the Company's fiscal 2003 restructuring initiative, a restructuring charge, including severance and lease termination costs of $1,730, was recorded in selling, general and administrative expenses for the year ended May 31, 2003. Severance costs of $328 were paid in fiscal 2003 with the remaining balance payable in fiscal 2004. The following table depicts the amounts associated with the activity related to the restructuring initiative through February 28, 2004:

	Restructuring liability May 31, 2003	Paid through February 28, 2004	Reversal of accrual	Unpaid balance as of February 28, 2004
Employee severance and related costs	$1,192	$891	$292	$9
Lease termination costs	210	–	210	–

Total	$1,402	$891	$502	$9

              The reversal of the employee severance and related costs resulted from the difference between the estimated severance costs and the actual payouts and was recorded in the quarter ended November 29, 2003. All employees originally notified were terminated. The lease termination did not occur as the agreement for the replacement facility was not finalized. The lease termination reversal was recorded in the quarter ended August 30, 2003.

Note E—Goodwill and Other Intangible Assets

              Effective June 1, 2002, the Company adopted SFAS No. 142, Goodwill and Other Intangible Assets. This statement changed the accounting for goodwill and indefinite-lived intangible assets from an amortization approach to an impairment-only approach. As a result of the adoption of SFAS No. 142, the Company recorded a transitional impairment charge during the first quarter of fiscal 2003 of $21,587 ($17,862 net of tax), presented as a cumulative effect of accounting change. This charge related to the Company's segments as follows: RF & Wireless Communications Group (RFWC), $20,456; and Security Systems Division (SSD), $1,131.

              The Company periodically reviews the carrying amount of goodwill to determine whether an additional impairment may exist. A fair value approach is used to test goodwill for impairment. An impairment charge is recognized for the amount, if any, by which the carrying amount of the goodwill exceeds its fair value. Management establishes fair values using discounted cash flows. When available and as appropriate, management uses comparative market multiples to corroborate discounted cash flow results. The Company performed its annual impairment test during the fourth quarter of fiscal 2003. The Company did not find any indication that additional impairment existed and, therefore, no additional impairment loss was recorded.

              The table below provides changes in the carrying values of goodwill and intangible assets not subject to amortization by reportable segment:

Goodwill and intangible assets not subject to amortization

	RFWC	IPG	SSD	DSG	Total
Balance at May 31, 2003	$–	$882	$1,714	$2,959	$5,555
Modification of earnout payment	–	–	–	(58)	(58)
Foreign currency translation	–	7	46	–	53

Balance at February 28, 2004	$–	$889	$1,760	$2,901	$5,550

              Intangible assets subject to amortization as of May 31, 2003 and February 28, 2004 are as follows:

	May 31, 2003		February 28, 2004
	Gross Amount	Accumulated Amortization	Gross Amount	Accumulated Amortization
Intangible assets subject to amortization:
Deferred financing costs	$2,191	$1,647	$2,192	$1,863
Patents and trademarks	478	448	470	458

Total	$2,669	$2,095	$2,662	$2,321

              Amortization expense for the third quarter and nine months is as follows:

	Amortization expense for the
	Third Quarter		Nine Months
	FY 2003	FY 2004	FY 2003	FY 2004
Intangible assets subject to amortization:
Deferred financing costs	$56	$71	$191	$215
Patents and trademarks	4	4	10	10

Total	$60	$75	$201	$225

              The amortization expense associated with the existing intangible assets subject to amortization is expected to be $299, $180, $75 and $20 in fiscal 2004, 2005, 2006, and 2007, respectively. The weighted average number of years of amortization expense remaining is 1.5.

Note F—Warranties

              The Company offers warranties for specific products it manufactures. The Company also provides extended warranties for some products it sells that lengthen the period of coverage specified in the manufacturer's original warranty. Terms generally range from one to three years.

              The Company estimates the cost to perform under its warranty obligation and recognizes this estimated cost at the time of the related product sale and comprehensive income (loss). The Company reports this expense as an element of cost of products sold in its statement of operations. Each quarter, the Company assesses actual warranty costs incurred, on a product-by-product basis, as compared to its estimated obligation. The estimates with respect to new products are based generally on knowledge of the manufacturers' experience and are extrapolated to reflect the extended warranty period, and are refined each quarter as better information with respect to warranty experience becomes known.

              Warranty reserves are established for costs that are expected to be incurred after the sale and delivery of the products subject to warranty. Such costs are accrued at the time revenue is recognized. The warranty reserves are determined based on known product failures, historical experience, and other currently available evidence. The reserve is included in "Accrued Liabilities" on the Condensed Consolidated Balance Sheets.

              Changes in the warranty reserve for the nine months ended February 28, 2004 were as follows:

Warranty Reserve
Balance at May 31, 2003	$672
Accruals for products sold	369
Utilization	(76)

Balance at February 28, 2004	$965

              The increase in the warranty accrual represents warranties related to a new product offering by the Company's Display Systems Group beginning in the third quarter of fiscal 2003.

Note G—Contractual Obligations and Other Commitments

              The following table represents contractual obligations and other commercial commitments as of February 28, 2004 by fiscal period.

	Payments due by fiscal period as of February 28, 2004
	2004	2005	2006	2007	2008	Beyond	Total
Convertible debentures	$–	$3,850	$6,225	$60,750	$–	$–	$70,825
Floating-rate multi-currency revolving credit facility	–	–	60,435	–	–	–	60,435
Financial instruments	448	149	–	–	–	–	597
Facility lease obligations	991	2,971	1,973	1,037	711	740	8,423
Performance bonds	–	645	–	–	–	–	645
Contingent and earnout payments	5,979	1,084	–	–	–	–	7,063
Other	15	70	–	–	–	–	85

Total	$7,433	$8,769	$68,633	$61,787	$711	$740	$148,073

              Convertible debentures consist of 8 1/4% debentures with principal of $40,000, due June 2006 and 7 1/4% debentures with principal of $30,825, due December 2006. The Company is required to make sinking fund payments of $3,850 in fiscal 2005 and $6,225 in fiscal 2006. The floating-rate multi-currency revolving credit facility matures in September of 2005 and bears interest at applicable LIBOR rates plus a 225 basis point margin. Financial instruments represent remaining liability associated with the Company's interest rate exchange agreements. Facility lease obligations are related to certain warehouse and office facilities under non-cancelable operating leases. Certain African and Latin American customers require performance bonds with expiration dates between July and December of

2004, renewable annually. Contingent and earnout payments represent additional consideration to be paid pursuant to certain of the Company's acquisition agreements assuming certain operation performance criteria are met. The Company acquired Pixelink Corporation (Pixelink) during fiscal year 1999 and Celti Electronics (Celti) and AVIV Electronics (AVIV) during fiscal year 2001. The terms of these acquisition agreements provide for additional consideration to be paid if the acquired entities results of operations exceed certain targeted levels or other criteria. For Aviv, additional consideration will be paid on a percentage of operating income with a guaranteed minimum. For Pixelink, additional consideration will be paid on a percentage of operating income and in the case of Celti, additional consideration will be paid on a percentage of operating income once a minimum threshold is achieved. Such amounts are paid in cash and recorded when earned as additional consideration and amounted to $764 and $1,008 for the nine months ended February 28, 2003 and 2004, respectively. Contingent and earnout payments, including the amounts paid during fiscal 2004 to date, associated with these acquisitions amount to $5,979 and will be payable in fiscal 2004, assuming the goals established in all agreements are met. The $1,084 fiscal year 2005 contingent and earnout payment will be payable in fiscal 2005 assuming the goals established in the acquisition agreement are met.

Note H—Income Taxes

              The income tax provisions for the nine-month periods ended February 28, 2003 and February 28, 2004 are based on the estimated annual effective tax rate of 41.9% and 31.1%, respectively. The difference between the effective tax rate and the U.S. statutory rate of 35% primarily results from the Company's geographic distribution of taxable income and losses, certain non-tax deductible charges, and the Company's foreign sales corporation benefit on export sales, net of state income taxes.

              Income tax refund, net of foreign estimated tax payments, was $2,801 for the nine months ended February 28, 2004.

Note I—Calculation of Earnings per Share

              Basic income (loss) per share is calculated by dividing net income by the weighted average number of Common and Class B Common shares outstanding. Diluted income (loss) per share is calculated by dividing net income (loss) (adjusted for interest savings, net of tax, on assumed conversion of bonds) by the actual shares outstanding and share equivalents that would arise from the exercise of stock options, certain restricted stock awards, and the assumed conversion of convertible bonds when such assumptions have a dilutive effect on the calculation. The Company's 8 1/4% and 7 1/4% convertible debentures are excluded from the calculation in both fiscal 2003 and 2004, as assumed conversion and effect of interest savings would be anti-dilutive. The per share amounts presented in the

Condensed Consolidated Statements of Operations and Comprehensive Income (Loss) are based on the following amounts:

	Third Quarter		Nine Months
	FY 2003	FY 2004	FY 2003	FY 2004
Numerator for basic and diluted EPS:
Income (loss) before cumulative effect of accounting change	$(102)	$1,000	$1,142	$3,597
Cumulative effect of accounting change	–	–	(17,862)	–

Net income (loss)	$(102)	$1,000	$(16,720)	$3,597

Denominator:
Denominator for basic EPS
Weighted average common shares outstanding	13,759	14,102	13,742	14,002
Effect of dilutive securities:
Unvested restricted stock awards	–	31	49	35
Dilutive stock options	–	427	198	337

Shares applicable to diluted income (loss) per common share	13,759	14,560	13,989	14,374

              The effect of potentially dilutive stock options is calculated using the treasury stock method. Certain stock options are excluded from the calculations because the average market price of the Company's stock during the period did not exceed the exercise price of those options. For the three-month period ended February 28, 2004, there were 446 such options. However, some or all of the above mentioned options may be potentially dilutive in the future.

Note J—Stock-Based Compensation

              The Company has stock-based compensation plans under which stock options are granted to key managers at the market price on the date of grant. Most of these new grants are fully exercisable after five years and have a ten-year life. Three such grants were issued during the nine months ended February 28, 2004.

              The Company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations including FASB interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation, an interpretation of APB Opinion 25, issued in March 2000, to account for its stock options. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeds the exercise price. Statement of Financial Accounting Standard ("SFAS") No. 123, Accounting for Stock-Based Compensation, established accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic value-based method of accounting described above, and has adopted only the disclosure requirements of SFAS No. 123. The following table illustrates the pro-forma effect on net income (loss)

attributable to common stockholders if the fair value-based method had been applied to all outstanding and unvested awards in each period.

	Third Quarter		Nine Months
	FY 2003	FY 2004	FY 2003	FY 2004
Net income (loss), as reported	$(102)	$1,000	$(16,720)	$3,597
Add: Stock-based compensation expense included in reported net income (loss), net of tax	76	74	198	193
Deduct: Stock-based compensation expense determined under fair value-based method for all awards, net of taxes	(316)	(279)	(917)	(805)

Pro-forma net income (loss)	$(342)	$795	$(17,439)	$2,985

Net income (loss) per share, basic:
Reported net income (loss)	$(0.01)	$0.07	$(1.22)	$0.26
Pro-forma compensation expense, net of taxes	(0.01)	(0.01)	(0.05)	(0.05)

Pro-forma net income (loss) per share	$(0.02)	$0.06	$(1.27)	$0.21

Net income (loss) per share, diluted:
Reported net income (loss)	$(0.01)	$0.07	$(1.20)	$0.25
Pro-forma compensation expense, net of taxes	(0.01)	(0.02)	(0.05)	(0.04)

Pro-forma net income (loss) per share	$(0.02)	$0.05	$(1.25)	$0.21

Note K—Segment Information

              The marketing, sales, product management, and purchasing functions of the Company consist of four strategic business units (SBU's): RF & Wireless Communications Group (RFWC), Industrial Power Group (IPG), Security Systems Division (SSD), and Display Systems Group (DSG).

              RFWC serves the expanding global RF and wireless communications market, including infrastructure and wireless networks, as well as the fiber optics market. The Company's team of RF and wireless engineers assists customers in designing circuits, selecting cost effective components, planning reliable and timely supply, prototype testing, and assembly. The group offers its customers and vendors complete engineering and technical support from the design-in of RF and wireless components to the development of engineered solutions for their system requirements.

              IPG serves the industrial market's need for both vacuum tube and solid-state technologies. The group provides replacement products for systems using electron tubes as well as design and assembly services for new systems employing power semiconductors. As electronic systems increase in functionality and become more complex, the Company believes the need for intelligent, efficient power management will continue to increase and drive power conversion demand growth.

              SSD is a global provider of closed circuit television, fire, burglary, access control, sound, and communication products and accessories for the residential, commercial, and government markets. The division specializes in closed circuit television design-in support, offering extensive expertise with applications requiring digital technology. SSD products are primarily used for security and access control purposes but are also utilized in industrial applications, mobile video, and traffic management.

              DSG is a global provider of integrated display products and systems to the public information, financial, point-of-sale, and medical imaging markets. The group works with leading hardware vendors to offer the highest quality liquid crystal display, plasma, cathode ray tube, and customized display monitors. DSG engineers design custom display solutions that include touch screens, protective panels, custom enclosures, specialized finishes, application specific software, and privately branded products.

              Each SBU is directed by a Vice President and General Manager who reports to the President and Chief Operating Officer. The President evaluates performance and allocates resources, in part, based on the direct operating contribution of each SBU. Direct operating contribution is defined as gross margin less product management and direct selling expenses.

              Accounts receivable, inventory, goodwill, and some intangible assets are identified by SBU. Cash, net property and other assets are not identifiable by SBU. Operating results for each SBU are summarized in the following table:

	Sales	Gross Margin	Direct Operating Contribution	Assets	Goodwill and Intangibles
Third Quarter
FY 2003
RFWC	$51,499	$11,293	$5,560	$86,699	$–
IPG	23,371	7,156	4,722	47,594	880
SSD	23,205	5,859	3,217	33,614	1,581
DSG	18,047	4,381	2,730	26,075	2,175

Total	$116,122	$28,689	$16,229	$193,982	$4,636

FY 2004
RFWC	$55,973	$13,162	$6,787	$81,052	$–
IPG	27,514	8,383	5,872	49,687	889
SSD	25,260	6,394	3,495	38,031	1,760
DSG	16,813	4,146	2,294	21,170	2,901

Total	$125,560	$32,085	$18,448	$189,940	$5,550

Nine Months
FY 2003
RFWC	$152,377	$34,079	$17,258	$86,699	$–
IPG	71,149	22,236	15,227	47,594	880
SSD	69,601	17,306	9,671	33,614	1,581
DSG	46,169	11,977	7,110	26,075	2,175

Total	$339,296	$85,598	$49,266	$193,982	$4,636

FY 2004
RFWC	$163,493	$37,190	$19,514	$81,052	$–
IPG	81,232	24,730	17,570	49,687	889
SSD	76,541	19,419	10,829	38,031	1,760
DSG	47,756	12,132	6,648	21,170	2,901

Total	$369,022	$93,471	$54,561	$189,940	$5,550

              Fiscal 2003 data has been reclassified to conform with the current presentation, which includes the reclassification of the broadcast tubes product line from RFWC to the IPG business unit. Fiscal 2003 quarterly sales for the broadcast tubes were $4,685, $4,625, $4,717, and $3,995 for the first, second, third, and fourth quarters, respectively.

              A reconciliation of sales, gross margin, direct operating contribution and assets to the relevant consolidated amounts follows. Freight, Medical Glassware business, Logistics business, and miscellaneous sales are included in "Other sales". "Other assets" primarily represent miscellaneous receivables, manufacturing and other inventories, intangible assets subject to amortization and investments.

	Third Quarter		Nine Months
	FY 2003	FY 2004	FY 2003	FY 2004
Sales—segments total	$116,122	$125,560	$339,296	$369,022
Other sales	1,888	1,778	6,286	5,673

Sales	$118,010	$127,338	$345,582	$374,695

Gross margin—segments total	$28,689	$32,085	$85,598	$93,471
Gross margin on other sales	(487)	(549)	(1,329)	(1,878)

Gross margin	$28,202	$31,536	$84,269	$91,593

Segment profit contribution	$16,229	$18,448	$49,266	$54,561
Gross margin on other sales	(487)	(549)	(1,329)	(1,878)
Regional selling expenses	(4,388)	(4,693)	(12,776)	(13,624)
Administrative expenses	(8,603)	(8,771)	(25,047)	(25,907)

Operating income	$2,751	$4,435	$10,114	$13,152

Segment assets	$193,982	$189,940
Cash and cash equivalents	11,867	19,727
Other current assets	21,212	24,557
Net property	30,588	30,747
Other assets	8,488	10,165

Total assets	$266,137	$275,136

              The Company sells its products to companies in diversified industries and performs periodic credit evaluations of its customers' financial condition. Terms are generally on open account, payable net 30 days in North America, and vary throughout Europe, Asia/Pacific and Latin America. Estimates of credit losses are recorded in the financial statements based on periodic reviews of outstanding accounts and actual losses have been consistently within management's estimates.

Note L—Recently Issued Pronouncements

              On December 23, 2003, the FASB issued FASB Statement No. 132 (Revised 2003), Employers' Disclosures about Pensions and Other Postretirement Benefits. This standard increases the existing GAAP disclosure requirements by requiring more details about pension plan assets, benefit obligations, cash flows, benefit costs and related information. Companies will be required to segregate plan assets by category, such as debt, equity and real estate, and to provide certain expected rates of return and other informational disclosures. Statement 132(R) also requires companies to disclose various elements of pension and postretirement benefit costs in interim-period financial statements for quarters beginning after December 15, 2003. The Company does not expect the new pronouncement to have a material impact on the Company's disclosure requirements.

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TABLE OF CONTENTS
PROSPECTUS SUMMARY
Our Company
Consolidated Condensed Statements of Operations Twelve Months Ended May 29, 2004 (In thousands, except per share amounts, unaudited)
Sales and Gross Margin Fourth Quarter Fiscal 2004 (In thousands, unaudited)
Consolidated Condensed Balance Sheets (In thousands)
The Offering
The Exchange Offer
Summary Selected Consolidated Financial Information
RISK FACTORS
Risks if the Exchange Offer is Unsuccessful
Risks Related to Our Business
Risks Related to Owning Our Common Stock
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
MARKET AND MARKET PRICES
DIVIDEND POLICY
CAPITALIZATION
DILUTION
SELECTED CONSOLIDATED FINANCIAL INFORMATION
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
THE EXCHANGE OFFER
OUR BUSINESS
MANAGEMENT
EXECUTIVE COMPENSATION
PRINCIPAL STOCKHOLDERS
DESCRIPTION OF OUR CAPITAL STOCK
MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO NON-UNITED STATES HOLDERS
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
RICHARDSON ELECTRONICS, LTD. INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
RICHARDSON ELECTRONICS, LTD. Consolidated Balance Sheets (in thousands, except per share amounts, as restated (See Note B))
RICHARDSON ELECTRONICS, LTD. Consolidated Statements of Operations And Comprehensive Income (Loss) (in thousands, except per share amounts, as restated (See Note B))
RICHARDSON ELECTRONICS, LTD. Consolidated Statements of Cash Flows (in thousands, as restated (See Note B))
RICHARDSON ELECTRONICS, LTD. Consolidated Statements of Stockholders' Equity (in thousands, as restated (See Note B))
RICHARDSON ELECTRONICS, LTD. Notes to Consolidated Financial Statements (in thousands, except per share amounts)
RICHARDSON ELECTRONICS, LTD. Condensed Consolidated Balance Sheets (in thousands, except per share amounts)
RICHARDSON ELECTRONICS, LTD. Condensed Consolidated Statements Of Operations And Comprehensive Income (Loss) For The Three- And Nine-Month Periods Ended February 28, 2003 And February 28, 2004 (unaudited, in thousands, except per share amounts)
RICHARDSON ELECTRONICS, LTD. Condensed Consolidated Statements Of Cash Flows For The Nine-Month Periods Ended February 28, 2003 And February 28, 2004 (unaudited, in thousands)
RICHARDSON ELECTRONICS, LTD. Notes To Condensed Consolidated Financial Statements (in thousands, except per share amounts)
Goodwill and intangible assets not subject to amortization